As filed with the Securities and Exchange Commission on April 18, 2008

Registration No. 333-149619

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

EYEBLASTER, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7389	52-2266402
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
	135 West 18th Street, 5th Floor New York, NY 10011 (646) 202-1320
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

GAL TRIFON President and Chief Executive Officer c/o Sarit Firon, Chief Financial Officer Eyeblaster, Inc. 135 West 18th Street, 5th Floor New York, NY 10011 (646) 202-1320
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
MICHAEL KAPLAN Davis Polk & Wardwell 450 Lexington Avenue New York, NY 10017 (212) 450-4000	COLIN DIAMOND White & Case LLP 1155 Avenue of the Americas New York, NY 10036 (212) 819-8200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount Of Regist ration Fee(3)
Common Stock, par value $0.001 per share	$115,000,000	$4,519.50
(1)	Includes shares which the underwriters have the right to purchase to cover over-allotments.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated April 18, 2008

PROSPECTUS

                                Shares

    Common Stock

We are offering              shares of our common stock. This is our initial public offering and no public market currently exists for our common stock.

We have applied to have our common stock approved for listing on The Nasdaq Global Market under the symbol “EYEB.” We anticipate that the initial public offering price will be between $         and $         per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 10.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Eyeblaster, Inc. (before expenses)	$	$

We have granted the underwriters a 30-day option to purchase up to an additional              shares from us on the same terms and conditions as set forth above if the underwriters sell more than              shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about             , 2008.

LEHMAN BROTHERS	DEUTSCHE BANK SECURITIES

UBS INVESTMENT BANK	PACIFIC CREST SECURITIES

                , 2008

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on our behalf. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

Until                 , 2008 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including the “Risk Factors” section and the consolidated financial statements and the notes to those financial statements included elsewhere in this prospectus before making an investment decision.

EYEBLASTER

The Company

We are a leading independent global provider of online campaign management solutions and services to advertising agencies and advertisers. Our solutions enable our customers to manage campaigns across digital media channels, including online, mobile and in-game, and a variety of formats, including rich media, in-stream video, display and search. Our robust, integrated and easy-to-use platform allows our customers to focus on campaign strategy, creativity and media efficiency without having to worry about the technical complexities associated with managing global advertising campaigns online. Marketers use our solutions to raise brand awareness, strengthen communications with their customers, increase advertisers’ website traffic and user conversion, and improve online and offline sales. Our solutions are delivered through an on-demand, scalable and reliable technology infrastructure, which allows delivery of online advertising campaigns of any size. We believe that our independence from online publishers and agencies differentiates us from other publisher-owned solutions, enabling us to deliver consistent messaging across publishers and providing our customers with a holistic view of their marketing data across digital media formats and channels.

We were among the pioneers and continue to be among the leaders in rich media advertising and in 2007 the majority of the advertising we provided was rich media. Rich media and in-stream video advertising allow higher levels of impact, interactivity and measurability than traditional online display ads. Our value to our customers stems from our ability to integrate our expert creative and media services with advanced, proprietary technologies to successfully deliver ad campaigns for premium brands across different formats, channels and geographies.

In 2007, we delivered campaigns for nearly 7,000 brand advertisers using approximately 2,500 media agencies and creative shops across over 2,500 global web publishers in over 40 countries worldwide throughout North America, South America, Europe, Asia Pacific, Africa and the Middle East. We have steadily grown our customer base from 245 in 2002 to 979 in 2007, representing a compound annual growth rate of 32%. We generated revenues of $44.7 million in 2007, up from $27.7 million in 2006, an increase of 62%. Over the same period, we grew our operating income from $4.4 million to $7.5 million and our Adjusted EBITDA, which we define as EBITDA excluding stock-based compensation expense, from $5.0 million to $9.3 million. See “Summary Consolidated Financial and Other Data” for a definition of Adjusted EBITDA and reconciliation to net income.

Industry Background

The unique capabilities of online advertising, the growing number of Internet users and increased Internet traffic have contributed to rapid growth in online advertising spending over the last several years. According to eMarketer, online advertising represented 7.4% of the total United States advertising market in 2007. At the same time, according to Forrester Research, United States consumers spent 29% of their available media time online. Additionally, according to the Kelsey Group, global online advertising expenditures are projected to grow from $45 billion in 2007 to $147 billion in 2012, representing a compound annual growth rate of 27%. Online advertising expenditures in the United States are projected to grow from $23 billion in 2007 to $62 billion in 2012, representing a compound annual growth rate of 23%, while online advertising expenditures outside of the United States are projected to grow at a compound annual growth rate of 30%.

While historically a large component of online advertising market growth was driven by Internet-centric publishers, retailers and direct marketing providers, traditional media advertisers, including consumer packaged goods and brand advertisers, are increasingly recognizing the significance and unique capabilities of the Internet and are allocating more of their marketing budgets to online advertising. The growth in online advertising is also being driven by strong increases in online brand marketing through display ads, rich media and video ads. While the majority of online advertising spending is still allocated to direct response campaigns, including paid search ads, classifieds, e-mail advertising and lead generation or referrals, advertisers are increasingly recognizing the potential offered by the unique branding capabilities of the Internet. As a result, many advertisers seek to utilize innovative media formats to create highly engaging brand experiences for their online customers. According to eMarketer, rich media/in-stream video advertising is expected to be the fastest growing advertising format in the United States and spending is projected to increase from $2.0 billion in 2007 to over $9.4 billion in 2012, representing a compound annual growth rate of 35.9%.

Emerging media formats and channels, such as mobile devices, game consoles and on-demand television, provide significant opportunities for advertisers to expand audience reach and strengthen their relationship with their target audience in innovative ways. Forrester Research projects United States advertising spending in emerging media channels to grow from $1.0 billion in 2007 to $10.6 billion in 2012, representing a compound annual growth rate of 59%.

Challenges of Internet Advertising

The key challenges faced by advertisers in utilizing the Internet as an advertising medium and distribution channel include:

—

Heightened complexity. The dispersed nature of the Internet audience, the fragmentation of advertising inventory, including multiple formats, processes, metrics and publisher-imposed creative restrictions, and the proliferation of rich and interactive online content increases the complexity for advertisers.

—

Technology is not a core competency of advertisers and advertising agencies. Technology is not a core competency for most advertisers and advertising agencies, and the operational and technical challenges associated with assembling and building their own technology solutions to deliver online advertising campaigns can be significant and divert their attention from their core business.

—

Increasing user engagement and effectively creating branding opportunities. The Internet provides a unique platform for enhancing user engagement. However, advertisers struggle to find ways to reach consumers and effectively build brand awareness.

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Proliferation of new emerging media formats and channels. The proliferation of emerging media formats and channels presents a challenge for advertisers to establish multiple channels of interaction with highly fragmented, interactive and targeted audiences.

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Lack of consistent and agnostic measurements. Many third-party technology providers are affiliated with an advertising network or specific publisher website, limiting advertisers’ ability to analyze their online campaigns’ performance based upon neutral, accurate and reliable data.

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Ineffective delivery and measurement of global campaigns. While the global nature of the Internet presents an opportunity for advertisers to reach a global audience base, advertisers have been challenged by the need to tailor creative content to specific end markets, geographies or user preferences, and to aggregate and compare results on a global basis.

Our Solutions

We believe that our solutions address the challenges facing agencies and advertisers and provide the following benefits:

—	Integrated online campaign management platform. Our solutions facilitate campaign creation, management, delivery, real-time measurement and tracking. Our platform allows for the scheduling and monitoring of multiple campaigns on multiple websites through a single web-based campaign management dashboard. Our solutions simplify inherent complexities of managing online advertising campaigns across multiple formats and channels with varying publisher-imposed creative restrictions.

—

Independent delivery and measurement. We are the only major provider of integrated campaign management solutions not committed to, or affiliated with, a particular publisher, agency or agency group, or advertising network. Our independence allows us to provide objective insights and analysis to our customers and focus our services purely on their marketing objectives. Our campaign management platform interfaces with major portals, search engines and other publishers, providing our customers with a holistic view of their marketing data across formats and channels.

—

Leading rich media and emerging media capabilities. We believe we are one of the leaders in supporting rich media, video and other formats and emerging media channels. Our platform enhances brand awareness and interaction and facilitates direct response by creating immersive, interactive experiences for consumers. We believe this improves the effectiveness of campaigns and results in improved awareness, user engagement and recall relative to more traditional media formats.

—

Real-time measurement and analytics capabilities. The measurement and analytics features of our solutions far exceed what is possible from traditional online advertising. We are the only provider offering real-time monitoring capabilities and additional unique custom analytics tools. Our platform provides advertising performance statistics with over 85 unique metrics, such as display time, interaction rate and interaction time. This enhances our ability to measure various levels of users’ engagement and brand awareness and enhances our customers’ ability to optimize the performance of their overall campaign delivered through our platform.

—

Global campaign management. In 2007, we delivered campaigns for nearly 7,000 brand advertisers using approximately 2,500 media agencies and creative shops across over 2,500 global web publishers in over 40 countries worldwide throughout North America, South America, Europe, Asia Pacific, Africa and the Middle East, positioning us to benefit from the globalization of the online advertising industry. Our local sales and support, unique product capabilities and broad publisher acceptance enable us to deliver global or pan-regional advertising campaigns while providing us with unique insights to localize campaigns. Through our presence across multiple geographies and end-markets, we can provide customized and integrated global campaign management solutions.

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Custom development of services. We deliver to our customers an integrated campaign management solution in combination with customized services and solutions tailored to meet their specific campaign objectives. Our customers benefit from our expertise and knowledge in campaign planning, execution and analysis as well as consumer experience and branding best practices. Our custom services include building custom advertising formats and complex creative implementations, quality assurance services, custom reporting, and data integration services and custom technology solutions services.

Our Strategy

Our goal is to continue to be a leading independent provider of online campaign management solutions and services to advertising agencies and advertisers globally across digital media channels. To achieve this goal, we intend to pursue the following strategies:

—

Further penetrate our existing customer base. We intend to further develop strategic relationships with our customers to broaden the adoption of our solutions. We also see an opportunity to transition customers who currently retain us on a campaign-by-campaign basis to long-term contracts because we believe that users of our long-term service offerings are more likely to provide recurring revenues and utilize more of our integrated campaign management solutions. We intend to further penetrate our existing customer base by providing our solutions and services for additional brand names that are advertised by our current advertising agency customers. We have had significant success penetrating our existing customers and attracting new customers in the past, growing revenue 62% in 2007 from 2006.

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Extend technology leadership. We believe that the scalability and functionality of our comprehensive campaign management and rich media solutions provide us with a competitive advantage in the digital advertising market. We believe that our team of over 80 engineers and software developers is a strategic resource that enables us to respond rapidly to new market developments with leading technology solutions, product development and customization. We intend to continue to invest in improving the scalability, reliability and performance of our platform and in extending our solutions to interface with additional third-party services.

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Continue to invest in emerging media solutions. The extension of digital media to emerging media formats and channels creates new opportunities to deliver high impact advertising campaigns and measure and analyze the effectiveness of these campaigns across these formats and channels. We offer our Channel Connect solution, which provides an innovative method of seamlessly interfacing with third party systems and allows our integrated campaign management platform to collect data from various formats and channels. We intend to continue to develop our campaign management platform to measure and analyze the effectiveness of these emerging media formats and channels.

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Expand our international presence. We plan to expand our addressable market by increasing our presence in international markets. We believe that these markets represent an important source of future growth as their adoption of digital media continues to grow and approach adoption levels in North America. We typically enter new markets through strategic relationships with local selling agents. This strategy, combined with our global technology infrastructure, enables us to sell and support our solutions in new markets with minimal investment or time. We intend to continue to develop our online global marketing solutions and we see near-term opportunities to grow in Eastern Europe, the Middle East, Latin America and Greater China.

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Leverage our independence from publishers. We strive to align our interests with those of our agency customers so that we continue to address their needs in a way that enhances the value that we deliver. Our experience working with approximately 2,500 media agencies and creative shops globally has provided us with a deep understanding of agency processes and we intend to focus on solutions that improve the performance of campaigns while reducing costs incurred by agencies. We intend to continue to adapt to the changing needs of our customer base over time by maintaining our focus on improving analytical capabilities.

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Develop new agency relationships. We believe that the strength of our platform and our independence, position us well to further penetrate the online advertising market and continue to grow our customer base. We intend to grow our sales force opportunistically in new markets to support our growth objectives.

Risks

Investing in our common stock involves significant risks. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our common stock. If any of these risks actually occurs, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our common stock would likely decline, and you may lose all or part of your investment. Below is a summary of some of the principal risks we face.

—

We face significant and increasing competition from Google and Microsoft as a result of their pending and recent acquisitions of our primary competitors, DoubleClick and aQuantive, respectively, and may not be able to compete successfully with such powerful competitors.

—	We face intense and increasing competition from other companies within our industry and may not be able to compete successfully with such competitors.

—	Our business and prospects may be harmed if we fail to implement our growth strategy in the United States.

—	The loss of a major customer or a reduction in any such customer’s Internet advertising or marketing budget could significantly reduce our revenue and profitability.

—	We may be adversely affected by cyclicality or an extended downturn in the United States or worldwide economy in or related to the industries we serve.

Our Corporate Information

Our principal executive offices are located at 135 West 18th Street, 5th Floor, New York, New York 10011 and our telephone number is (646) 202-1320. Our website address is www.eyeblaster.com and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

In this prospectus, the terms “Eyeblaster,” “we,” “us,” “our” and “the company” refer to Eyeblaster, Inc. and our consolidated subsidiaries.

THE OFFERING

Common stock offered by Eyeblaster	shares

Common stock to be outstanding after this offering	shares ( shares if the underwriters exercise their over-allotment option)

Use of proceeds	We estimate that we will receive net proceeds from the offering of approximately $ million, or approximately $ million if the underwriters exercise their overallotment option in full, after deducting the underwriting discount and commissions and estimated offering expenses payable by us. We intend to use the net proceeds for general corporate purposes, including working capital and capital expenditures. We may also use a portion of the net proceeds to acquire or invest in companies and technologies that we believe will complement our business, although we currently do not have any acquisition or investment planned.

Nasdaq Global Market symbol	“EYEB”

The number of shares of common stock to be outstanding after this offering is based on 4,162,421 shares of common stock outstanding as of December 31, 2007 and

—

excludes (i) 3,295,497 shares of common stock reserved for issuance under our equity incentive plan, of which options to purchase 2,097,884 shares of common stock at a weighted average exercise price of $7.59 per share had been granted as of December 31, 2007 and (ii) 158,879 shares of common stock reserved for issuance under warrants granted to certain of our current and former employees and others at an exercise price of $0.001 per share; and

—

reflects (i) the conversion of our issued and outstanding preferred stock into                      shares of common stock at a ratio of 1:             immediately prior to the closing of this offering and (ii) the issuance upon the closing of this offering of 14,000 shares of common stock upon the assumed exercise of certain warrants and the receipt by us of $16,940 from such exercise.

Unless otherwise indicated, all information in this prospectus, other than historical financial information:

—	assumes a for stock split of our common stock to be effected prior to completion of this offering;

—

reflects (i) the conversion of our issued and outstanding preferred stock into              shares of common stock at a ratio of 1:             immediately prior to the closing of this offering and (ii) the issuance upon the closing of this offering of 14,000 shares of common stock upon the assumed exercise of certain warrants and the receipt by us of $16,940 from such exercise;

—	assumes no exercise of the underwriters’ option to purchase additional shares of common stock from us; and

—	assumes an initial public offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus).

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following table presents summary consolidated financial and operating data derived from our consolidated financial statements. You should read this data along with the sections of this prospectus entitled “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2005	2006	2007
	(dollars in thousands, except per share and customer data)
Consolidated Statements of Income Data:
Revenues	$18,829	$27,659		$44,737
Cost of revenues	1,907	2,700		3,243

Gross profit	16,922	24,959		41,494

Operating expenses
Research and development	1,605	2,428		4,525
Selling and marketing	9,084	13,554		23,484
General and administrative	2,883	4,575		5,990

Operating expenses	13,572	20,557		33,999

Operating income	3,350	4,402		7,495
Financial income, net	164	162		1,077

Income before taxes on income	3,514	4,564		8,572
Taxes on income	772	838		1,213

Net income	2,742	3,726		7,359
Deemed dividend upon repurchase of preferred stock	—	—		(3,469)
Accretion of preferred stock dividend preference(1)	(401)	(401)		(558)

Net income attributable to common stockholders	$2,341	$3,325		$3,332

Income per share:
Basic	$1.68	$2.35		$1.04

Diluted	$0.44	$0.58		$0.59

Weighted average number of shares of common stock used in computing income per share:
Basic	1,395,594	1,414,667		3,195,523

Diluted	6,218,714	6,426,892		6,605,837

Pro forma income per share (unaudited)(2):
Basic			$

Diluted			$

Weighted average number of shares of common stock used in computing pro forma income per share (unaudited):
Basic

Diluted

Other Data:
Paying customers	804	911		979
Adjusted EBITDA(3)	$3,802	$5,032		$9,343
Capital expenditures	(965)	(927)		(1,447)
Net cash provided by (used in) operating activities	(204)	1,952		5,758
Net cash provided by (used in) investing activities	157	(265)		(13,278)
Net cash provided by financing activities	7	10		7,839

	As of December 31, 2007
	Actual	Pro Forma As Adjusted(4)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$4,895
Marketable securities	15,310
Trade receivables	16,872
Total assets	42,028
Stockholders’ equity	33,791

(1)	Represents dividends accrued on preferred stock. Following this offering, we will have no outstanding preferred stock.

(2)	Pro forma net income per share and pro forma weighted average shares outstanding reflects the conversion of preferred stock into common stock, which will occur immediately prior to the closing of this offering. The conversion rate applicable to our preferred stock adjusts to reflect the accrual of dividends on the preferred stock. Pro forma income per share reflects a 1: conversation rate of our preferred stock based on an assumed conversion date of , 2008.

(3)	The following table reconciles net income to Adjusted EBITDA for the periods presented and is unaudited:

	Year Ended December 31,
	2005	2006	2007
	(in thousands)
Reconciliation of Net Income to Adjusted EBITDA:
Net income	$2,742	$3,726	$7,359
Financial income, net	164	162	1,077
Taxes on income	772	838	1,213
Depreciation and amortization	435	524	825

EBITDA	$3,785	$4,926	$8,320

Stock based compensation	17	106	1,023

Adjusted EBITDA	$3,802	$5,032	$9,343

Adjusted EBITDA is a metric used by management to measure operating performance. EBITDA represents net income before net interest expense, income tax expense, depreciation and amortization. Adjusted EBITDA represents EBITDA excluding stock-based compensation expense. We present Adjusted EBITDA as a supplemental performance measure because we believe it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses), the age and book depreciation of fixed assets (affecting relative depreciation expense), and the impact of non-cash stock-based compensation expense. Because Adjusted EBITDA facilitates internal comparisons of operating performance on a more consistent basis, we also use Adjusted EBITDA in measuring our performance relative to that of our competitors. Adjusted EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of our profitability or liquidity. We understand that although Adjusted EBITDA is frequently used by securities analysts, lenders and others in their evaluation of companies, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

—	Adjusted EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

—	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

—

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements; and

—	other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

(4)	Pro forma as adjusted amounts give effect to the issuance and sale of shares of common stock by us in this offering at an assumed initial public offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus), and the application of the net proceeds of the offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as set forth under “Use of Proceeds.” See “Use of Proceeds” and “Capitalization.”

RISK FACTORS

Investing in our common stock involves significant risk. You should carefully consider the following risk factors that may affect our business, future operating results and financial condition, as well as other information set forth in this prospectus before making a decision to invest in our common stock. If any of the following risks actually occurs, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our common stock would likely decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We face significant and increasing competition from Google and Microsoft as a result of their pending and recent acquisitions of our primary competitors, DoubleClick and aQuantive, respectively, and may not be able to compete successfully with such powerful competitors.

We face formidable competition in every aspect of our business from other companies that provide solutions and services similar to ours. Currently, our primary competitors are DoubleClick and Atlas, a technology and service division of aQuantive. In April 2007, Google agreed to acquire DoubleClick and the acquisition is currently pending. In May 2007, Microsoft acquired aQuantive. DoubleClick and Atlas offer solutions and services similar to ours and compete directly with us. We expect that Google and Microsoft will use their substantial financial and engineering resources to expand the DoubleClick and Atlas businesses and increase their ability to compete with us.

Google and Microsoft have significantly greater name recognition and greater financial, technical and marketing resources than we do. Microsoft also has a longer operating history and more established relationships with customers. In addition, we believe that both Google and Microsoft have a greater ability to attract and retain customers due to numerous competitive advantages, including their ability to offer and provide their marketing and advertising customers with a significantly broader range of related solutions and services than us. Google and Microsoft may also use their experience and resources to compete with us in a variety of ways, including through acquisitions of competitors or related businesses, research and development, and marketing for new customers more aggressively. Furthermore, Google or Microsoft could use campaign management solutions as a loss leader or may provide campaign management solutions or portions of such solutions without charge or below cost in order to encourage customers to use their other product offerings. If Google or Microsoft is successful in providing solutions or services that are better than ours, leverage platforms more effectively than ours or that are perceived by customers as being more cost-effective, we could experience a significant decline in our customer base and in their use of our solutions and services. Such a decline could have a material adverse effect on our business, financial condition and results of operations.

We face intense and increasing competition from other companies within our industry and may not be able to compete successfully with such competitors.

In addition to Google and Microsoft, we face competition from other companies. Among our competitors are rich-media solutions companies (such as Pointroll, Eyewonder, Viewpoint and Flashtalking) and ad serving companies (such as Zedo and CheckM8). In addition, we may experience competition from companies that provide web analytics or web intelligence. Other companies, such as Yahoo!, are also developing campaign management solutions. Our competitors may develop services that are equal or superior to our services or that achieve greater market acceptance than our services. Many of our competitors have longer operating histories, greater name recognition, larger client bases and significantly greater financial, technical and marketing resources than us.

In addition, many of our current and potential competitors have established or may establish cooperative relationships among themselves or with third parties and several of our competitors have combined or may combine in the future with larger companies with greater resources than ours. This growing trend of cooperative relationships and consolidation within our industry may create a great number of powerful and aggressive competitors that may engage in more extensive research and development, undertake more far-reaching marketing campaigns and make more attractive offers to existing and potential employees and customers than we are able to. They may also adopt more aggressive pricing policies and may even provide services similar to ours at no additional cost by bundling them with their other product and service offerings. Any increase in the level of competition from these, or any other competitors, is likely to result in price reductions, reduced margins, loss of market share and a potential decline in our revenues. We cannot assure you that we will be able to compete successfully with our existing or future competitors. If we fail to withstand competitive pressures and compete successfully, our business, financial condition and results of operations could be materially adversely affected.

Our business and prospects may be harmed if we fail to implement our growth strategy in the United States.

We face significant competition in the United States where our principal competitors are the strongest. The United States is the largest and leading market for online advertising solutions. In addition, our competitive position in other countries is dependent in part upon brand perception in the United States. Our revenue growth in the United States in 2005 and 2006 was lower than our growth outside the United States due to more intense competition and slower relative growth of the market in the United States. In late 2006, we strengthened the management of our United States operations, improved our training and services, and launched new marketing plans that generated renewed growth. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Year Ended December 31, 2007 Compared to Year Ended December 31, 2006—Revenues.” If our performance and perception in the United States is adversely affected for any reason, that could have a material adverse impact on us in other markets as well, and our business and results of operations could be materially adversely affected worldwide.

The loss of a major customer or a reduction in any such customer’s Internet advertising or marketing budget could significantly reduce our revenue and profitability.

Our top 20 paying customers accounted for 58% and 23% of our revenues in the years ended December 31, 2007 and 2006, respectively. If one or more of these major customers decides not to continue purchasing services from us or significantly reduces its spending with us, we may not be able to make up the lost revenue. This could have a material adverse affect on our business, financial condition and results of operations.

We face competition from traditional media companies, and our services may not be included in the advertising budgets of large advertisers, which could harm our operating results.

In addition to Internet companies, such as Google and Microsoft, rich-media solutions companies and ad serving companies, we face competition from companies that offer traditional media advertising opportunities, such as television, radio, cable and print. Most large advertisers have set advertising budgets, a very small portion of which is allocated to Internet advertising. We expect that large advertisers will continue to focus most of their advertising efforts on traditional media. Advertisers, including current and potential customers, may also find Internet advertising or marketing to be less effective than traditional media advertising or marketing methods for promoting their products and services, and therefore may decrease the portion of their budget allocated to Internet advertising or may shift their advertising away from the Internet. If we fail to convince these companies to spend a portion of their advertising budgets with us to advertise online, or if our existing advertisers reduce the amount they spend on our solutions and services, our business, financial condition or results of operations could be materially adversely affected.

Consolidation of Internet advertising networks, web portals, Internet search engine sites and web publishers may impair our ability to serve advertisements and to collect campaign data, and could lead to a loss of significant customers.

The growing trend of consolidation of Internet advertising networks, web portals, Internet search engine sites and web publishers, and increasing industry presence of a small number of large companies, such as Google and Microsoft, could harm our business. We are currently able to serve, track and manage advertisements for our customers in a variety of networks and websites, which is a major benefit to our customers’ overall campaign management. Concentration of advertising networks could substantially impair our ability to serve advertisements if these networks or websites decide not to permit us to serve, track or manage advertisements on their websites, if they develop ad placement systems that are not compatible with our ad serving systems, or if they use their market power to force their customers to use certain vendors on their networks or websites. These networks or websites could also prohibit or limit our aggregation of advertising campaign data if they use technology that is not compatible with our technology. In addition, concentration of desirable advertising space in a small number of networks and websites could result in pricing pressures and diminish the value of our advertising campaign databases, as the value of these databases depends to some degree on the continuous aggregation of data from advertising campaigns on a variety of different advertising networks and websites. Additionally, major networks and publishers can terminate our ability to serve advertisements on their properties on short notice. If we are no longer able to serve, track and manage advertisements on a variety of networks and websites, our ability to service campaigns effectively and aggregate useful campaign data for our customers will be limited.

We may be adversely affected by cyclicality or an extended downturn in the United States or worldwide economy in or related to the industries we serve.

Our revenues are generated primarily from providing online campaign management solutions and services to advertising agencies and advertisers across digital media channels and a variety of formats. Demand for these services tends to be tied to economic cycles, reflecting overall economic conditions as well as budgeting and buying patterns. For example, in 1999, advertisers spent heavily on Internet advertising, which was followed by a downturn in advertising spending on the Internet in 2002. In addition, during a period of economic weakness in 2001, advertising spending online decreased at a faster rate than overall ad spending, although we believe this was because most of the companies advertising online were Internet companies experiencing significant financial distress. We cannot assure you that advertising budgets and expenditures by advertising agencies and advertisers will not decline in any given period or that advertising spending will not be diverted to more traditional media or other online marketing products and services, which would lead to a decline in the demand for our campaign management solutions and services. A decline in the economic prospects of advertisers or the economy in general could alter current or prospective customers’ spending priorities. As a result, our revenues may not increase or may decline significantly in any given period.

The Internet advertising or marketing market may deteriorate, or develop more slowly than expected, which could have a material adverse affect on our business, financial condition or results of operations.

If the market for Internet advertising or marketing deteriorates, or develops more slowly than we expect, our business could suffer. Our future success is highly dependent on an increase in the use of the Internet, the commitment of advertisers and advertising agencies to the Internet as an advertising and marketing medium, the advertisers’ implementation of advertising campaigns and the willingness of current or potential customers to outsource their Internet advertising and marketing needs. The Internet advertising and marketing market is relatively new and rapidly evolving. As a result, demand and market acceptance for Internet advertising solutions and services is uncertain.

If we do not continue to innovate and provide high quality solutions and services, we may not remain competitive, and our business, financial condition or results of operations could be materially adversely affected.

Our success depends on providing high quality solutions and services that make online campaign management easier and more efficient for our customers. Our competitors are constantly developing innovations in online advertising and campaign management. As a result, we must continue to invest significant resources in research and development in order to enhance our technology and our existing solutions and services and introduce new high-quality solutions and services. If we are unable to predict user preferences or industry changes, or if we are unable to modify our solutions and services on a timely basis, and as a result are unable to provide quality solutions and services that run without complication or service interruptions, our customers may become dissatisfied and we may lose customers to our competitors and our reputation in the industry may suffer, making it difficult to attract new customers. Our operating results would also suffer if our innovations are not responsive to the needs of our customers, are not appropriately timed with market opportunity or are not effectively brought to market. As online advertising and campaign management technologies continue to develop, our competitors may be able to offer solutions that are, or that are perceived to be, substantially similar or better than those offered by us. Customers will not continue to do business with us if our solutions do not deliver advertisements in an appropriate and effective manner, if the advertiser’s investment in advertising does not generate the desired results, or if our campaign management tools do not provide our customers with the help they need to manage their campaigns. If we are unable to meet these challenges or if we over expend our resources in our research and development of new solutions and services, our business, financial condition and results of operations could be materially adversely affected.

Our business depends on a strong brand reputation, and if we are not able to maintain and enhance our brand, our business, financial condition and results of operations could be materially adversely affected.

We believe that maintaining and enhancing the “Eyeblaster” brand is critical to expanding our base of customers and maintaining brand loyalty among customers, particularly in North America where brand perception can impact the competitive position in other markets worldwide, and that the importance of brand recognition will increase due to the growing number of competitors providing similar services and solutions. Maintaining and enhancing our brand may require us to make substantial investments in research and development and in the marketing of our solutions and services, and these investments may not be successful. If we fail to promote and maintain the “Eyeblaster” brand, or if we incur excessive expenses in this effort, our business, financial condition and results of operations could be materially adversely affected. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brand may become increasingly difficult and expensive. Maintaining and enhancing our brand will depend largely on our ability to be a technology leader and to continue to provide high quality solutions and services, which we may not do successfully.

We have a short operating history and a relatively new business model in an emerging and rapidly evolving market. This makes it difficult to evaluate our future prospects and may increase the risk of your investment.

We were founded in 1999 and first derived revenue from our business in 2001. As a result, we have a short operating history to aid in assessing our future performance. The online advertising industry is an immature industry that has undergone rapid and dramatic changes in its short history. You must consider our business and prospects in light of the risks and difficulties we will encounter as an early-stage company in a new and rapidly evolving market. We may not be able to successfully address new risks and difficulties as they arise, which could have a material adverse effect on our business, financial condition and results of operations.

We expect our growth rates to decline in the future.

We expect that in the future our revenue growth rate will decline and anticipate that there may be downward pressure on our operating margin. We believe our revenue growth rate will decline as a result of anticipated changes to our business, such as continued pricing pressure, commoditization and increasing competition. In addition, we believe our operating margin may decline as a result of increasing competition and increased expenditures for all aspects of our business as a percentage of our revenues, including product development and selling and marketing expenses. We also expect our operating margin could also decline as a result of increases in the proportion of our revenues generated from markets where we operate through a strategic relationship with a local selling agent (such as Japan and China), as the margin on revenue we generate from such markets is generally significantly less than the margin on revenue we generate from markets in which we operate directly. As our growth rates decline, investors’ perceptions of our business may be adversely effected and the market price of our common stock could decline.

Our operating results fluctuate and, as a result, our historical operating results may not be indicative of our future performance, and the failure to meet certain expectations with respect to our operating results may cause our stock price to decline.

Our operating results have historically fluctuated on a quarterly basis due to the seasonal nature of Internet user traffic, and we expect this fluctuation to continue. Our fourth calendar quarter is typically the strongest, generating approximately 39% and 36% of our revenues for the years ended December 31, 2007 and 2006, respectively. Our first quarter is often the weakest quarter, generating approximately 16% and 18% of our revenues for the years ended December 31, 2007 and 2006, respectively. The increase in revenue in the fourth quarter is primarily the result of heavy advertising and online shopping during November and December due to the holidays. The drop in revenues in the first quarter is linked to the drop in online advertising and shopping that occurs at the beginning of each year. To date, our rapid growth has somewhat masked most of the cyclicality and seasonality effects on our business; however, cyclicality and seasonality may have a more pronounced effect on our operating results in the future, as our growth slows, and may in the future cause our operating results to fluctuate. Quarterly and annual expenses as a percentage of net revenues may also be significantly different from historical or projected rates. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on past results as an indication of future performance. If our operating results fail to meet expectations, the market price of our common stock could decline.

Our business depends on the growth and maintenance of the Internet infrastructure as a platform for consumers, advertisers and websites earning revenue from placement of advertising.

Our success will depend on the continued growth and maintenance of the Internet infrastructure. This includes maintenance of a reliable network backbone with the necessary speed, data capacity and security for providing reliable Internet services. Internet infrastructure may be unable to support the demands placed on it if the number of Internet users continues to increase or if existing or future Internet users access the Internet more often or increase their bandwidth requirements. In addition, viruses, worms and similar programs may harm the performance of the Internet. The Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage as well as our ability to provide our solutions, which would have a material adverse effect on our business, financial condition or results of operations.

New advertisement blocking technologies could limit or block the delivery or display of advertisements by our solutions, which could undermine the viability of our business.

Advertisement blocking technologies, such as “filter” software programs, that can limit or block the delivery or display of advertisements delivered through our solutions are currently available for Internet users and are continuing to be developed. If these technologies become widespread, the commercial viability of the current Internet advertisement model may be undermined. As a result, ad-blocking technology could, in the future, have a material adverse affect on our business, financial condition and results of operations.

More individuals are using non-personal computer devices to access the Internet, and the solutions developed for these devices may not be widely deployed.

The number of people who access the Internet through devices other than personal computers (“PCs”), including mobile devices, game consoles and television set-top devices, has increased dramatically in the past few years. The lower resolution, functionality and memory associated with alternative devices make the use of our solutions and services through such devices difficult. If we are unable to deliver our solutions and services to a substantial number of alternative device users or if we are slow to develop solutions and technologies that are more compatible with non-PC communications devices, we will fail to capture a significant share of an increasingly important portion of the market. Such a failure could limit our ability to compete effectively in an industry that is rapidly growing and changing and could have a material adverse effect on our business, financial condition and results of operations.

We may have difficulty scaling and adapting our existing network infrastructure to accommodate increased systems traffic and technology advances or changing business requirements.

All of our solutions and services are delivered through our network. For our business to be successful, our network infrastructure must perform well and be reliable. We will need significantly more computing power as traffic within our systems increases and our solutions and services become more complex. We expect to continue spending significant amounts to purchase or lease data centers and equipment, and to upgrade our technology and network infrastructure to handle increased Internet traffic and roll out new solutions and services. This expansion will be expensive and complex and could result in inefficiencies or operational failures. The costs associated with these necessary adjustments to our network infrastructure could harm our operating results. In addition, cost increases, loss of traffic or failure to accommodate new technologies or changing business requirements associated with our network infrastructure could also have a material adverse effect on our business, financial condition and results of operations.

Problems with content delivery services, bandwidth providers, data centers or other third parties could harm our business, financial condition or results of operations.

Our business relies significantly on third-party vendors, such as data centers, content delivery services and bandwidth providers. For example, we have entered into an agreement to use a third-party, Akamai, exclusively to provide content delivery services to assist us in serving advertisements. If Akamai or other third-party vendors fail to provide their services or if their services are no longer available to us for any reason and we are not immediately able to find replacement providers, our business, financial conditions or results of operations could be materially adversely affected.

Additionally, any disruption in network access or co-location services provided by these third-party providers or any failure of these third-party providers to handle current or higher volumes of use could significantly harm our business operations. If our service is disrupted, we may lose revenues directly related to the impressions we fail to serve and we may be obligated to compensate clients for their loss. Our reputation may also suffer in the event of a disruption. Any financial or other difficulties our providers face may negatively impact our business and we are unable to predict the nature and extent of any such impact. We exercise very little control over these third-party vendors, which increases our vulnerability to problems with the services they provide. We license technologies from third-parties to facilitate aspects of our data center and connectivity operations including, among others, Internet traffic management services. We have experienced and expect to continue to experience interruptions and delays in service and availability for such elements. Any errors, failures, interruptions or delays experienced in connection with these third-party technologies and information services could negatively impact our customer relationships and materially adversely affect our brand reputation and our business, financial condition or results of operations and expose us to liabilities to third parties.

Our data centers are vulnerable to natural disasters, terrorism and system failures that could significantly harm our business operations and lead to client dissatisfaction.

In delivering our solutions, we are dependent on the operation of our data centers, which are vulnerable to damage or interruption from earthquakes, terrorist attacks, war, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm our system, and similar events. In particular, two of our data centers, in Tokyo, Japan and Los Angeles, California, are located in areas with a high risk of major earthquakes and others are located in areas with high risk of terrorist attacks, such as New York. Our insurance policies have limited coverage in such cases and may not fully compensate us for any loss. Some of our systems are not fully redundant, and our disaster recovery planning cannot account for all eventualities. The occurrence of a natural disaster, a terrorist attack, a provider’s decision to close a facility we are using without adequate notice or other unanticipated problems at our data centers could result in lengthy interruptions in our service. Any damage to or failure of our systems could result in interruptions in our service. Interruptions in our service could reduce our revenues and profits, and our brand reputation could be damaged if customers believe our system is unreliable, which could have a material adverse affect on our business, financial conditions and results of operations.

We have in the past experienced, and may in the future experience, system failures. For example, during the fourth quarter of 2006, we have experienced two incidents in which our then DNS (Domain Name System, translating human-readable computer hostnames into the relevant IP addresses) provider experienced global downtime of its system, which resulted in a failure to broadcast approximately 50% of the ads on our platform for up to six hours in each incident. Following these incidents, we replaced our DNS provider and have not since experienced any major system failures. Any unscheduled interruption in our service puts a burden on our entire organization and would result in an immediate loss of revenue. If we experience frequent or persistent system failures on our systems, our reputation and brand could be permanently harmed. The steps we have taken to increase the reliability and redundancy of our systems are expensive, reduce our operating margin and may not be successful in reducing the frequency or duration of unscheduled downtime.

Our business may be adversely affected by malicious third-party software applications that interfere with the function of our technology.

Our business may be adversely affected by malicious software applications that make changes to our users’ computers and interfere with our technology. These applications may attempt to change the users’ experience in using our services, including altering or replacing advertisements delivered by our platform, changing configurations of our user interface, or otherwise interfering with our ability to connect with users. The interference may occur without disclosure to or consent from users, resulting in a negative experience that users may associate with our solutions. These software applications may be difficult or impossible to uninstall or disable, may reinstall themselves and may circumvent other applications’ efforts to block or remove them. The ability to reach users on behalf of our customers and provide them with a superior experience is critical to our success. If our efforts to combat these malicious software applications are unsuccessful, our reputation may be harmed, and the communications with certain users on behalf of our customers could be impaired. This could result in a decline in usage of our solutions and corresponding revenues, which would have a material adverse effect on our business, financial condition and results of operations.

If we fail to detect click-through fraud or other invalid clicks, we could lose the confidence of our advertisers, thereby causing our business to suffer.

We are exposed to the risk of fraudulent clicks and other invalid clicks on advertisements delivered by us from a variety of potential sources. Invalid clicks are clicks that we have determined are not intended by the user to link to the underlying content, such as inadvertent clicks on the same ad twice and clicks resulting from click fraud. Click fraud occurs when a user intentionally clicks on an ad displayed on a web site for a reason other than to view the underlying content. These types of fraudulent activities could harm our business and our brand. If fraudulent clicks are not detected, the data that our solutions provide to our customers is inaccurate and the affected advertisers may lose confidence in our solutions to deliver a return on their investment. If advertisers become dissatisfied with our solutions, they may choose to do business with our competitors or reduce their Internet advertising spending, which would have a material adverse effect on our business, financial condition and results of operations.

If we fail to manage our growth effectively, our business, financial condition and results of operations could be materially adversely affected.

We have experienced, and continue to experience, rapid growth in our operations and headcount, which has placed, and will continue to place, significant demands on our management, operational and financial infrastructure. If we do not effectively manage our growth, the quality of our solutions and services could suffer, which could negatively affect our brand and operating results. To effectively manage this growth, we will need to continue to improve, among other things:

—	our information and communication systems to ensure that our offices around the world are well coordinated and that we can effectively communicate with our growing base of customers;

—	our systems of internal controls to ensure timely and accurate reporting of all of our operations;

—	our documentation of our information technology systems and our business processes for our advertising and billing systems; and

—	our information technology infrastructure to maintain the effectiveness of our systems.

In order to enhance and improve these systems we will be required to make significant capital expenditures and allocation of valuable management resources. If the improvements are not implemented successfully, our ability to manage our growth will be impaired and we may have to make additional expenditures to address these issues, which could materially adversely affect our business, financial condition and results of operations.

In order to facilitate our sales growth and ability to deliver quality service worldwide, we have entered into strategic relationships with local selling agents in various countries. The termination of any of these strategic relationships could limit our ability to grow in those jurisdictions and have a material adverse effect on our business, financial condition and results of operations.

We have entered into strategic relationships with local selling agents in several countries around the world, including the Netherlands, Italy, Brazil, Japan, China, and Korea, to help expand our business internationally and intend to continue to do so as part of our strategy. These strategic relationships are important to help us better understand our international markets and local preferences in order to expand internationally. In order to define the terms of the relationship, we have entered into agreements with these entities pursuant to which they sell and distribute our solutions and services in their local jurisdiction. The terms of the agreements are generally for one year and are generally terminable only for cause, but some of our agreements are terminable by the local selling agents upon shorter notice. We also generally enter into separate non-disclosure/confidentiality and non-competition and non-solicitation agreements that provide that during the term of the contract and generally for 12 months afterward the local selling agent will not: (i) acquire, develop, market, sell or promote any product, service, system, platform or technology reasonably deemed to be competitive with our products, services, systems, platforms or technologies; (ii) engage in, have any financial interest or management position in, or solicit to anyone else to engage in, any business that competes directly with our business operations; or (iii) solicit any of our employees to work for an entity in which the local selling agent has a financial interest or management position. Upon the expiration of the non-compete agreement, the local selling agent will not be prevented from conducting business with our competitors and our competitors may benefit from the knowledge our local selling agent gained through our strategic relationship, although the local selling agent must surrender any records and files immediately upon termination of the agreement. We generally pay the local selling agent a commission based on sales they generate. In the year ended December 31, 2007, approximately $7.3 million, or 16.3%, of our revenues were generated through these strategic relationships. If any of our local selling agent terminates the relationship with us, we could lose a significant portion, and in some cases all, of the revenue from that jurisdiction. If any of our strategic relationships were terminated or if our local selling agent failed to effectively aid in the growth of our business, our business, financial conditions and results of operations could be materially adversely affected.

Expansion into international markets is important to our long-term success, and our limited experience in operating our business in certain locations outside the United States increases the risk that our international expansion efforts will not be successful.

Other than our Israeli research and development facility, we opened our first office outside the United States in 2002 and have only limited experience with operations outside the United States. Expansion into new international markets requires additional management attention and resources in order to tailor our solutions to the unique aspects of each country. As of December 31, 2007, we had 144 employees outside the United States and in 2007 we generated 71% of our revenue from our international operations. In addition, we face the following additional risks associated with our expansion into locations outside the United States:

—	challenges caused by distance, language and cultural differences;

—	longer payment cycles in some countries;

—	credit risk and higher levels of payment fraud;

—	legal and regulatory restrictions;

—	currency exchange rate fluctuations;

—	foreign exchange controls that might prevent us from repatriating cash earned in countries outside the United States;

—	political and economic instability and export restrictions;

—	potentially adverse tax consequences; and

—	higher costs associated with doing business internationally.

These risks could harm our international expansion efforts, which could have a materially adverse effect on our business, financial condition or results of operations.

Our inability to protect our intellectual property rights could reduce the value of our solutions, services and brand or permit competitors to more easily compete with us and have a material adverse effect on our business, financial condition and results of operations.

Our know-how and trade secrets related to the Internet advertising industry are an important aspect of our intellectual property rights. To protect our know-how and trade secrets, we customarily require our employees, customers, and third party collaborators to execute confidentiality agreements or otherwise agree to keep our proprietary information confidential when their relationship with us begins. Typically, our employment contracts also include clauses requiring our employees to assign to us all inventions and intellectual property rights they develop in the course of their employment and to agree not to disclose our confidential information. Despite our efforts, our know-how and trade secrets could be disclosed to third parties, which could cause us to lose any competitive advantage resulting from such know-how or trade secrets. Because software is stored electronically and thus is highly portable, we attempt to reduce the portability of our software by physically protecting our servers through the use of closed networks and with physical security systems which prevent their external access. We also seek to minimize disclosure of our source code to customers or other third parties. We cannot be certain, however, that such measures will adequately prevent third parties from accessing our software, code or proprietary information.

From time to time, we may discover that third parties are infringing or otherwise violating our intellectual property rights. For example, we are aware of third party uses of technology that may infringe one of our patents. We are also aware of third parties that use trademarks or names similar to ours and there may be other third parties using trademarks or names similar to ours of whom we are unaware. Monitoring unauthorized use of intellectual property is difficult and protecting our intellectual property rights could be costly and time consuming. To protect our intellectual property rights, we may become involved in litigation, which could result in substantial expenses, divert the attention of management, cause significant delays, materially disrupt the conduct of our business or adversely affect our revenue, financial condition and results of operation. We may choose not to pursue patents or other protection for innovations that later turn out to be important or we may choose not to enforce our intellectual property rights. Some foreign laws do not protect intellectual property rights to the same extent as the law of the United States. If we are unable to adequately protect our trademarks, third parties may use of our brand names or trademarks similar to ours in a manner that may cause confusion to our customers and confusion in the market, which could decrease the value of our brand. Any infringement of our intellectual property rights by third parties may eliminate any competitive advantage such intellectual property rights provide and harm our operating results.

As of March 10, 2008, we had a limited patent portfolio. We have no trademark registrations. While we plan to protect our intellectual property with, among other things, copyright, trade secret, patent and trademark protection, there can be no assurance that:

—	current or future United States or foreign registrations of our intellectual property rights will be approved;

—

our issued patents and trademarks will adequately protect the intellectual property rights we use in our business or that such patents and trademarks will not be held invalid or unenforceable if challenged by third parties;

—	third parties do not have blocking patents that could be used to prevent us from marketing our own patented products and practicing our own technology;

—	we will succeed in protecting our technology adequately in all key jurisdictions in which we or our competitors operate; or

—	others will not independently develop similar or competing products or methods or design around any patents that may be issued to us.

Third parties may claim we infringe on their intellectual property rights, forcing us to expend substantial resources in resulting litigation, the outcome of which would be uncertain. Any unfavorable outcome of such litigation could have a material adverse effect on our business, financial condition and results of operations.

Companies in the Internet advertising industry often enter into litigation based on allegations of infringement or other violations of intellectual property rights. From time to time we have received and may in the future receive notices or inquiries from third parties regarding our services or the manner in which we conduct our business suggesting that we may be infringing or violating a patent, trademark or other intellectual property right. While we are not currently party to any infringement proceedings with respect to any patents or other intellectual property rights or aware of any third parties planning to pursue such litigation, there can be no assurance that third parties will not pursue claims against us in the future if they believe their intellectual property rights are being infringed. Any intellectual property claims, with or without merit, could be time consuming, expensive to litigate or settle and could divert management resources and attention.

We may not be successful in defending any third party infringement claims, and as a result of such claims we may have to pay substantial damages or stop conducting our business in the manner that is found to be in violation of such third party’s rights. Further, we may have to seek a license for such intellectual property, which may not be available on reasonable terms, or at all, and may significantly increase our operating expenses. As a result, we may be required to develop alternative non-infringing technology, which could require significant effort and expense. If we cannot license or develop technology for the infringing aspects of our business, we may be forced to limit our solution and service offerings and may be unable to fulfill our obligations to our customers or to compete effectively. Any of these results could have a material adverse effect on our brand name, business, financial condition and results of operations.

In addition, many of our agreements with customers require us to indemnify such customers for third-party intellectual property infringement claims against them. Pursuant to such agreements we may be required to defend such customers against certain claims which could cause us to incur additional costs. An adverse determination in any such proceeding could require that we cease offering the solutions or services that are the subject of such of a determination, procure or develop substitute solutions or services for such customers and/or pay any damages such customers incur as a result of such determination.

We use certain “open-source” software the use of which could result in our having to distribute our proprietary software, including our source code, to third parties on unfavorable terms which could materially affect our business.

Our in-game advertising solutions and campaign monitor tools utilize software that is subject to open-source licenses. Open-source code is software that is freely accessible, usable and modifiable. Certain open-source code is governed by license agreements, the terms of which could require users of such open-source code to make any derivative works of such open-source code available to others on unfavorable terms or at no cost. Our software incorporates open-source code such as SpiderMonkey and the Flex framework. These open-source programs are subject to the Mozilla Public License, with which we attempt to comply.

Because we use open-source code, we may be required to take remedial action in order to protect our proprietary software. Such action could include replacing certain source code used in our software, discontinuing certain of our products or taking other actions that could divert resources away from our development efforts.

In addition, the terms relating to disclosure of derivative works in many open-source licenses are unclear. We periodically review our compliance with the open-source licenses we use and we do not believe we will be required to make our proprietary software freely available. However, if a court interprets one or more such open-source licenses in a manner that is unfavorable to us, we could be required to make our software available at no cost.

Uncertainty regarding a variety of United States and foreign laws may expose us to liability and adversely affect our ability to offer our solutions and services.

The laws relating to the liability of providers of online services for activities of their customers and users are currently unsettled both within the United States and abroad. Claims have been threatened and filed under both United States and foreign law for defamation, libel, invasion of privacy and other data protection claims, tort, unlawful activity, copyright or trademark infringement, or other theories based on the nature and content of the advertisements posted or the content generated by our customers. From time to time we have received notices from individuals who do not want to be exposed to advertisements delivered by us on behalf of our customers. If one of these complaints results in liability to us, it could be costly, encourage similar lawsuits, distract management and harm our reputation and possibly our business. In addition, increased attention focused on these issues and legislative proposals could harm our reputation or otherwise negatively affect the growth of our business.

There is also uncertainty regarding the application to us of existing laws regulating or requiring licenses for certain advertisers’ businesses, including, for example, distribution of pharmaceuticals, adult content, financial services, alcohol or firearms. Existing or new legislation could expose us to substantial liability, restrict our ability to deliver services to our customers and post ads for various industries, limit our ability to grow and cause us to incur significant expenses in order to comply with such laws and regulations.

Several other federal laws could also expose us to liability and impose significant additional costs on us. For example, the Digital Millennium Copyright Act has provisions that limit, but do not eliminate, our liability for listing or linking to third-party web sites that include materials that infringe copyrights or other rights, so long as we comply with the statutory requirements of the act. In addition, the Children’s Online Privacy Protection Act restricts the ability of online services to collect information from minors and the Protection of Children from Sexual Predators Act of 1998 requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances. Compliance with these laws and regulations is complex and any failure on our part to comply with these regulations may subject us to additional liabilities.

Privacy concerns could lead to legislative and other limitations on our ability to collect usage data from Internet users, including limitations on our use of cookie or conversion tag technology and user profiling, which is crucial to our ability to provide our solutions and services to our customers.

Our ability to conduct targeted advertising campaigns and compile data that we use to formulate campaign strategies for our customers depends on the use of “cookies” and “conversion tags” to track Internet users and their online behavior, which allows us to build anonymous user profiles and measure an advertising campaign’s effectiveness. A cookie is a small file of information stored on a user’s computer that allows us to recognize that user’s browser when we serve advertisements. A conversion tag functions similarly to a banner advertisement, except that the conversion tag is not visible. Our conversion tags may be placed on specific pages of clients of our customers’ or prospective customers’ websites. Government authorities inside the United States concerned with the privacy of Internet users have suggested limiting or eliminating the use of cookies, conversion tags or user profiling. Bills aimed at regulating the collection and use of personal data from Internet users are currently pending in U.S. Congress and many state legislatures. Attempts to regulate spyware may be drafted in such a way as to include technology like cookies and conversion tags in the definition of spyware, thereby creating restrictions that could reduce our ability to use them. In addition, the Federal Trade Commission and the Department of Commerce have conducted hearings regarding user profiling, the collection of non-personally identifiable information and online privacy.

Our foreign operations may also be adversely affected by regulatory action outside the United States. For example, the European Union has adopted a directive addressing data privacy that limits the collection, disclosure and use of information regarding European Internet users. In addition, the European Union has enacted an electronic communications directive that imposes certain restrictions on the use of cookies and conversion tags and also places restrictions on the sending of unsolicited communications. Each European Union member country was required to enact legislation to comply with the provisions of the electronic communications directive by October 31, 2003 (though not all have done so). Germany has also enacted additional laws limiting the use of user profiling, and other countries, both in and out of the European Union, may impose similar limitations.

Internet users may also directly limit or eliminate the placement of cookies on their computers by using third-party software that blocks cookies, or by disabling or restricting the cookie functions of their Internet browser software. Internet browser software upgrades may also result in limitations on the use of cookies or conversion tags. Technologies like the Platform for Privacy Preferences (P3P) Project may limit collection of cookie and conversion tag information. Individuals have also brought class action suits against companies related to the use of cookies and several companies, including companies in the Internet advertising industry, have had claims brought against them before the Federal Trade Commission regarding the collection and use of Internet user information. We may be subject to such suits in the future, which could limit or eliminate our ability to collect such information.

If our ability to use cookies or conversion tags or to build user profiles were substantially restricted due to the foregoing, or for any other reason, we would have to generate and use other technology or methods that allow the gathering of user profile data in order to provide our services to our customers. This change in technology or methods could require significant reengineering time and resources, and may not be complete in time to avoid negative consequences to our business. In addition, alternative technology or methods might not be available on commercially reasonable terms, if at all. If the use of cookies and conversion tags are prohibited and we are not able to efficiently and cost effectively create new technology, our business, financial condition and results of operations would be materially adversely affected.

In addition, any compromise of our security that results in the release of Internet users’ and/or our customers’ data could seriously limit the adoption of our solutions and services as well as harm our reputation and brand, expose us to liability and subject us to reporting obligations under various state laws, which could have an adverse effect on our business. The risk that these types of events could seriously harm our business is likely to increase as the amount of data we store for our customers on our servers (including personal information) and the number of countries where we operate has been increasing, and we may need to expend significant resources to protect against security breaches, which could have an adverse effect on our business, financial condition or results of operations.

The loss of key personnel or the inability to attract and retain the necessary qualified personnel could materially and adversely affect our business, financial condition or results of operations or our ability to grow.

Our future success depends in a large part upon the continued service of key personnel and members of our senior management team. In particular, members of our senior management team are critical to the overall successful management of Eyeblaster as well as the development of our technology, culture and strategic direction. All of our executive officers and key personnel are employed at-will and we do not maintain key-person life insurance policies for any members of our senior management team (except for our Chief Executive Officer (“CEO”), Mr. Gal Trifon). The loss of key personnel or members of our management team could have a material adverse effect on our business, financial condition and results of operations.

Our future success will also depend in a large part upon our ability to attract, retain and motivate highly skilled managerial, research, selling and marketing, information technology, software engineering and other technical personnel. Competition for qualified employees in our industry is intense and we are aware that certain of our competitors have directly targeted our employees. As our business grows, it may be more difficult to recruit the additional number of highly skilled personnel we need in a timely manner. In addition, as we become a more mature company, we may find our recruiting efforts more challenging. The incentives to attract, retain and motivate employees provided by our option grants or by future arrangements, such as through cash bonuses, may not be as effective as in the past. If we do not succeed in attracting excellent personnel or retaining or motivating existing personnel, we may be unable to grow effectively, which could have a material adverse effect on our business, financial condition and results of operations.

The options held by some of our senior management and key employees are fully vested or will substantially vest upon the closing of this offering. Consequently, these employees may not have sufficient financial incentive to stay with us.

Some of our senior management personnel and other key employees have become substantially vested in their initial stock option grants. In addition, the options held by certain members of our senior management personnel, including our chief executive officer, chief financial officer, chief solutions officer and vice president corporate development, will substantially vest upon the closing of this offering or during the 12-month period following it. While we often grant additional stock options to management personnel and other key employees after their hire dates to provide additional incentives to remain employed by us, their initial grants are usually much larger than follow-on grants. Employees may be more likely to leave us after their initial option grants fully vest, especially if the shares underlying the options have significantly appreciated in value relative to the option exercise price. If a significant number of employees or a group of key personnel or members of the management team no longer have an incentive to remain employed by us, they may leave and it may be difficult to replace these employees in a timely manner, which could have a material adverse effect on our business, financial condition and results of operations.

The unsuccessful integration of any businesses in future acquisitions could result in operating difficulties, dilution and other harmful consequences on our results of operations.

We do not have a great deal of experience acquiring companies and the companies we have acquired have all been small acquisitions of our selling agents in particular countries. We have in the past evaluated, and expect to continue to evaluate, a wide array of potential strategic acquisitions and, from time to time, we may engage in discussions regarding potential acquisitions. Any of these transactions could be material to our business, financial condition and results of operations. Future acquisitions could result in potentially dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities or amortization expenses, or write-offs of goodwill, any of which could harm our financial condition. In addition, the process of integrating an acquired company, business or technology is risky and may create unforeseen operating difficulties and expenditures, including:

—	difficulties in integrating the operations, technologies, services and personnel of acquired businesses;

—	ineffectiveness or incompatibility of acquired technologies or services;

—	additional financing required to make contingent payments;

—	unavailability of favorable financing for future acquisitions;

—	potential loss of key employees of acquired businesses and cultural challenges associated with integrating employees from the acquired company into our organization;

—	inability to maintain the key business relationships and the reputations of acquired businesses;

—	responsibility for liabilities of acquired businesses;

—	diversion of management’s attention from other business concerns;

—

inability to maintain our standards, controls, procedures and policies, which could affect our ability to receive an unqualified attestation from our independent accountants regarding management’s required assessment of the effectiveness of our internal control structure and procedures for financial reporting; and

—	increased fixed costs.

Foreign acquisitions involve additional risks to those described above, including those related to integration of operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with specific countries. Additionally, the anticipated benefit of many of our future acquisitions may not materialize. If we are unsuccessful in smoothly integrating an acquired company, our business, financial condition and results of operations may be materially adversely affected.

We may need additional financing in the future, which we may be unable to obtain.

We may need additional funds to finance our operations in the future, as well as to enhance our solutions and services, respond to competitive pressures or acquire complementary businesses or technologies. We may be unable to obtain financing on terms favorable to us, if at all. Poor financial results, unanticipated expenses or unanticipated opportunities that require financial commitments could give rise to additional financing requirements sooner than we currently expect. If we raise additional funds through the issuance of equity or convertible debt securities, this may reduce the percentage ownership of our existing stockholders, and these securities might have rights, preferences or privileges senior to those of our common stock. Debt financing may also require us to comply with restrictive covenants that could impair our business and financial flexibility. If adequate funds are not available or are not available on acceptable terms, our ability to enhance our solutions and services, respond to competitive pressures or take advantage of business opportunities would be significantly limited, and we might need to significantly restrict our operations.

Fluctuations in currency exchange rates may reduce the economic value of our foreign currency revenues in terms of U.S. dollars.

In 2007, a significant number of our foreign customers paid in foreign currencies, contributing 48.5% of our revenues in 2007. As we expand our international operations, a higher percentage of our customers may pay us in foreign currencies, while our expenses are primarily in U.S. dollars and new Israeli shekels, and to a lesser extent in euros and the British pound sterling. To the extent currency exchange rates move unfavorably, our revenues in currencies other than U.S. dollars could lose value in terms of U.S. dollars, which could have a negative impact on our reported operating results. While we currently do not use hedging instruments to mitigate foreign currency exchange risks, any hedging programs we may implement in the future to mitigate this risk may not eliminate our exposure to foreign exchange fluctuations. Additionally, there are risks involved in implementing any hedging programs that could adversely affect our operating results, including the following:

—	we have no experience in implementing or operating hedging programs;

—	hedging programs are inherently risky and we could lose money as a result of poor trades;

—	we may be unable to hedge currency risk for some transactions because of a high level of uncertainty or the inability to reasonably estimate our foreign exchange exposures; and

—

we may be unable to acquire foreign exchange hedging instruments in some of the geographic areas where we do business, or, where these derivatives are available, we may not be able to acquire enough of them to fully offset our exposure.

We may have exposure to greater than anticipated tax liabilities.

The amount of income tax that we pay could be adversely affected by earnings being lower than anticipated in jurisdictions where we have lower statutory rates and higher than anticipated in jurisdictions where we have higher statutory rates. In particular, we have endeavored to structure our activities in a manner so that most of our income is not subject to tax outside of Israel. Taxing authorities outside of Israel, however, could contend that a larger portion of such income is subject to tax in their jurisdictions, which may have higher tax rates than the rates applicable to such income in Israel. In addition, we have entered into transfer pricing arrangements that establish transfer prices for our inter-company operations. However, our transfer pricing procedures are not binding on the applicable taxing authorities. No official authority in any country has made a determination as to whether or not we are operating in compliance with its transfer pricing laws. Accordingly, taxing authorities in any of these countries could challenge our transfer prices and require us to adjust them to reallocate our income. Any change to the allocation of our income as a result of review by such taxing authorities could have a negative effect on our operating results and financial condition. In addition, the determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment and there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, the ultimate outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

The obligations associated with being a public company will require significant resources and management attention.

As a public company, we will incur significant legal, accounting and other expenses that we did not previously incur. We will become subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). The Securities Exchange Act of 1934, as amended, (the “Exchange Act”), requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, we cannot predict or estimate the amount of additional costs we may incur in order to comply with these requirements.

Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting, starting with the second annual report that we file with the SEC, and will likely require in the same report, a report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. If we fail to comply with Section 404, we could be subject to regulatory scrutiny and sanctions, our ability to raise revenue could be impaired, investors may lose confidence in the accuracy and completeness of our financial reports and our stock price could be adversely affected.

The Israeli tax benefits that we currently receive require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs.

Some of our Israeli operations have been granted “Approved Enterprise” status by the Investment Center in the Israeli Ministry of Industry Trade and Labor, which makes us eligible for tax benefits under the Israeli Law for

Encouragement of Capital Investments, 1959, or the Investment Law. Income attributed to the Approved Enterprise is tax exempt for a period of two years and is subject to a reduced corporate tax rate of 10% - 25% for an additional period of five to eight years, depending on the percentage of foreign investment in the company. In 2005, the Investment Law was amended to provide for tax benefits for “Privileged Enterprises.” The availability of these tax benefits is subject to certain requirements, including, among other things, making specified investments in fixed assets and equipment, financing a percentage of those investments with our capital contributions, complying with our marketing program which was submitted to the Investment Center, filing of certain reports with the Investment Center and complying with Israeli intellectual property laws. We believe that we will be able to meet these requirements in the future. However, if we do not, these tax benefits may be cancelled and our Israeli taxable income would be subject to regular Israeli corporate tax rates. The regular corporate tax rate for Israeli companies in 2007 was 29% of their taxable income. The rate declined to 27% in 2008 and is scheduled to decline to 26% in 2009 and 25% in 2010 and thereafter. In addition, we could be required to refund any tax benefits that we have already received plus interest and penalties thereon. The tax benefits that our current Approved Enterprise program receives may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase as we would be subject to regular Israeli corporate tax rates, which could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, by acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefit programs. Finally, in the event of distribution of dividend from the above mentioned tax-exempt income, the amount distributed will be subject to corporate tax (in addition to withholding tax) at the Approved Enterprise’s or Privileged Enterprise’s income tax rates, as applicable.

It may be difficult to enforce a U.S. judgment against us, our officers and the Israeli experts named in this prospectus outside the United States, or to assert U.S. securities laws claims outside of the United States.

The majority of our executive officers are not residents of the United States, and the majority of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons in a U.S. or foreign court, or to effect service of process upon these persons in the U.S. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forums in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides. As a result of the difficulty associated with enforcing a judgment against us, you may not be able to collect any damages awarded by either a U.S. or foreign court.

We have significant operations in Israel, which may be adversely affected by acts of terrorism or major hostilities.

We are subject to a number of risks and challenges that specifically relate to our Israeli operations, which includes our primary research and development facilities located in Ra’anana, Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Any hostilities involving Israel or any acts of terrorism or other major hostilities in the Middle East could harm our Israeli operations and make it more difficult to conduct our operations in Israel. Any such effects may also not be covered by insurance. Our Israeli operations may not be successful if we are unable to meet and overcome these challenges, which could limit the growth of our business and may have a material adverse effect on our business, financial condition and results of operations as a whole.

Risks Related to this Offering and Ownership of our Common Stock

The market price of our common stock may be volatile, which could result in substantial losses for you.

The initial public offering price for our common stock will be determined through negotiations with the underwriters. This initial public offering price may vary from the market price of our common stock after the offering. Some of the factors that may cause the market price of our common stock to fluctuate include:

—	fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

—	changes in estimates of our financial results or recommendations by securities analysts;

—	failure of any of our solutions and services to achieve or maintain market acceptance;

—	failure to develop or deliver our solutions and services;

—	changes in market valuations of similar companies;

—	success of competitive solutions and services;

—	changes in our capital structure, such as future issuances of securities or the incurrence of debt;

—	sales of large blocks of our common stock;

—	announcements by us or our competitors of significant solutions and services, contracts, acquisitions or strategic alliances;

—	regulatory developments in the United States, foreign countries or both;

—	litigation involving our company, our general industry or both;

—	additions or departures of key personnel;

—	investors’ general perception of us, including any perception of misuse of sensitive information;

—	changes in general economic, industry and market conditions;

—	our ability to forecast revenue and control our costs; and

—	changes in regulatory and other dynamics.

In addition, if the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

An active trading market for our common stock may not develop, and you may not be able to sell your common stock at or above the initial public offering price.

Prior to this offering, there has been no public market for our common stock. An active trading market for shares of our common stock may never develop or be sustained following this offering. As a result, you may not be able to sell your common stock at or above the initial public offering price or at any other price or at the time that you would like to sell.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. The price of our stock could decline if one or more securities analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

You will incur immediate and substantial dilution as a result of this offering.

If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. As a result, you will incur immediate and substantial dilution of net tangible

book value of $         per share, representing the difference between the assumed initial public offering price of $         per share (the midpoint of the range set forth on the cover page of this prospectus), and our pro forma net tangible book value per share after giving effect to this offering. Please see “Dilution.”

Future sales of our common stock, or the perception that such sales may occur, could depress our common stock price.

After this offering, we will have          shares of common stock outstanding. This includes the          shares of common stock we are selling in this offering, which may be resold in the public market immediately after this offering. We expect that the remaining          shares of common stock, representing % of our total outstanding shares of common stock following this offering, will become available for resale in the public market as set forth under the heading “Shares Eligible for Future Sale.” All of our directors and executive officers, and the holders of substantially all of our common stock have signed lock-up agreements for a period of 180 days following the date of this prospectus, subject to extension in the case of an earnings release or material news or a material event relating to us. The underwriters may, in their sole discretion and without notice, release all or any portion of the common stock subject to lock-up agreements. As restrictions on resale end, the market price of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our common stock or other securities.

In addition, immediately following this offering, we intend to file a registration statement registering under the Securities Act of 1933, as amended (“the Securities Act”), the shares of common stock reserved for issuance in respect of incentive awards to our directors and certain of our employees. This would result in approximately          shares of common stock underlying options vested as of the date of this prospectus being available for resale into the public markets.

Provisions in our Amended and Restated Certificate of Incorporation and By-laws and Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Provisions of our amended and restated certificate of incorporation and by-laws and Delaware law may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include:

—	provisions relating to creating a board of directors that is divided into three classes with staggered terms;

—	limitations on the removal of directors;

—	advance notice requirements for stockholder proposals and director nominations;

—	the inability of stockholders to act by written consent or to call special meetings;

—	the ability of our board of directors to make, alter or repeal our by-laws; and

—	the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval.

Generally, the amendment of our amended and restated certificate of incorporation requires approval by our board of directors and a majority vote of stockholders. However, certain material amendments (including amendments with respect to provisions governing board composition, actions by written consent, and special meetings) require the approval of at least 66 2/3% of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors. Any amendment to our by-laws requires the approval of either a majority of our board of directors or at least 66 2/3% of the votes entitled to be cast by the holders of our outstanding capital stock in the election of our board of directors.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividend on our capital stock. We do not intend to pay any cash dividends on our common stock for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth, including growth through acquisitions. The payment of any future dividends will be determined by the board of directors in light of conditions then existing, including our earnings, financial condition and capital requirements, business conditions, corporate law requirement and other factors.

We may apply the proceeds of this offering to uses that do not improve our operating results or increase the value of your investment.

We currently intend to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures. We may also use a portion of the net proceeds to acquire or invest in companies and technologies that we believe will complement our business. However, we do not have more specific plans for the net proceeds from this offering. Our management will have broad discretion in how we use the net proceeds of this offering and may spend the proceeds in a manner that our stockholders do not deem desirable. These proceeds could be applied in ways that do not improve our operating results or increase the value of your investment.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. We have made these forward-looking statements based on our current expectations and projections about future events. The statements include but are not limited to statements regarding:

—	our plans to grow our business and customer base;

—	our ability to respond to new market development;

—	our intent to migrate customers to long-term contracts;

—	our expectations that our revenues will continue to increase;

—	our belief in the sufficiency of our cash flows to meet our needs for the next year;

—	our plans to invest in emerging media solutions;

—	our plans to continue to expand our international presence; and

—	our intended use of proceeds from this offering.

These statements may be under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and in other sections of this prospectus. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projects of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Risk Factors.” Many of these factors are beyond our ability to predict or control. You should specifically consider the numerous risks outlined under “Risk Factors.”

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. You should not put undue reliance on any forward looking statement. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any of these forward-looking statements after the date of this prospectus.

USE OF PROCEEDS

Assuming an initial public offering price of $             per share (the midpoint of the range set forth on the cover page of this prospectus), we estimate that we will receive net proceeds from this offering of approximately $         million, or approximately $             million if the underwriters exercise their over-allotment option in full, after deducting the underwriting discount and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us from this offering by approximately $            , assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds for general corporate purposes, including working capital and capital expenditures. We may also use a portion of the net proceeds to acquire or invest in companies and technologies that we believe will complement our business, although we currently do not have any acquisition or investment planned. We will have broad discretion in the way that we use the net proceeds of this offering. The amounts that we actually spend for the purposes described above may vary significantly and will depend, in part, on the timing and amount of our future revenues.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We do not intend to pay any dividends in the foreseeable future and currently intend to retain all future earning to finance the operation of our business and to expand our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, contractual restrictions, financial condition and future prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2007:

—	on an actual basis;

—

on a pro forma basis to give effect to (i) the conversion of our issued and outstanding preferred stock into              shares of common stock at a ratio of 1:             immediately prior to the closing of this offering and (ii) the issuance of 14,000 shares of common stock upon the assumed exercise of certain warrants and the receipt by us of $16,940 from such exercise; and

—

on a pro forma as adjusted basis to give effect to the issuance by us of              shares of common stock pursuant to this offering at an assumed initial public offering price of $             per share (the midpoint of the range set forth on the cover page of this prospectus), and the receipt by us of estimated net proceeds of $             after deducting the underwriting discount and commissions and the estimated offering expenses.

This table should be read in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

	December 31, 2007
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(unaudited)
	(in thousands, except per share data)
Cash and cash equivalents	$4,895

Stockholders’ equity:
Series A-1 Convertible Preferred Stock, $0.001 par value per share, 2,100,000 shares authorized, actual, and zero shares authorized, pro forma and pro forma as adjusted, 2,068,966 shares issued and outstanding, actual, and zero shares issued and outstanding, pro forma and pro forma as adjusted	2
Common Stock, $0.001 par value per share, 9,600,000 shares authorized, actual and pro forma, and shares authorized pro forma as adjusted, 4,162,421 shares issued and outstanding, actual, and shares issued and outstanding, pro forma and shares issued and outstanding, pro forma as adjusted	6
Additional paid-in capital	42,242
Treasury stock at cost	(23,213)
Accumulated other comprehensive income	622
Retained earnings	14,132

Total stockholders’ equity	33,791	$	$

Total capitalization	$33,791	$	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) each of total stockholders’ equity and total capitalization by $ , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

Our pro forma consolidated net tangible book value as of December 31, 2007 was $            , or $             per share of common stock. Pro forma consolidated net tangible book value per share represents consolidated tangible assets, less consolidated liabilities, divided by the aggregate number of shares of common stock outstanding, assuming conversion of our issued and outstanding preferred stock into shares of common stock at a ratio of 1:     immediately prior to the closing of this offering. After giving effect to the issuance upon the closing of this offering of 14,000 shares of common stock upon the assumed exercise of certain warrants and the receipt by us of $16,940 from such exercise and the sale by us of the              shares of common stock in this offering, at an assumed initial public offering price of $             per share (the midpoint of the range set forth on the cover page of this prospectus), and the receipt and application of the net proceeds of $            , after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma consolidated net tangible book value at December 31, 2007, as adjusted, would have been $             or $             per share. This represents an immediate increase in pro forma consolidated net tangible book value to existing stockholders of $             per share and an immediate dilution to new investors of $     per share. Dilution per share represents the difference between the price per share to be paid by new investors for the shares of common stock sold in this offering and the pro forma consolidated net tangible book value per share immediately after this offering. The following table illustrates this per share dilution:

Assumed initial public offering price		$
Pro forma consolidated net tangible book value per share as of December 31, 2007	$
Increase in pro forma net tangible book value per share attributable to new investors
Pro forma consolidated net tangible book value per share, as adjusted for this offering

Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the midpoint of the range set forth on the cover page of this prospectus), would increase (decrease) our pro forma consolidated net tangible book value after this offering by $             and the dilution per share to new investors by $            , in each case assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The following table sets forth the number of shares of common stock purchased, the total consideration paid, or to be paid to us, and the average price per share paid, or to be paid, by existing stockholders and by the new investors, at an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors in this offering
Total		100%			$100%

The foregoing tables exclude (i) 3,295,497 shares of common stock reserved for issuance under our equity incentive plan as of December 31, 2007, of which, options to purchase 2,097,884 shares of common stock at a weighted average exercise price of $7.59 per share had been granted and (ii) 158,879 shares of common stock reserved for issuance under warrants granted to certain of our current and former employees and others at an exercise price of $0.001 per share. To the extent these options are exercised, there will be further dilution to new investors.

If the underwriters’ over-allotment option to purchase common stock is exercised in full, the pro forma consolidated net tangible book value after giving effect to this offering would be $             per share, and the dilution in pro forma consolidated net tangible book value per share to investors in this offering would be $             per share. Furthermore, the number of shares of common stock held by existing stockholders would be                     , or              % of the aggregate number of shares of common stock outstanding after this offering, and the number of shares of common stock held by new investors would be increased to              , or              % of the aggregate number of shares of common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data of Eyeblaster should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus. The consolidated statements of income data for the years ended December 31, 2005, 2006, and 2007 and the consolidated balance sheet data as of December 31, 2006 and 2007 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of income data for the years ended December 31, 2003 and 2004 and the consolidated balance sheet data as of December 31, 2003, 2004 and 2005 are derived from our audited consolidated financial statements not included in this prospectus.

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(dollars in thousands, except per share and customer data)
Consolidated Statements of Income Data:
Revenues	$8,179	$12,164	$18,829	$27,659		$44,737
Cost of revenues	889	1,249	1,907	2,700		3,243

Gross profit	7,290	10,915	16,922	24,959		41,494

Operating expenses
Research and development	861	1,093	1,605	2,428		4,525
Selling and marketing	2,829	4,883	9,084	13,554		23,484
General and administrative	874	1,493	2,883	4,575		5,990

Operating expenses	4,564	7,469	13,572	20,557		33,999

Operating income	2,726	3,446	3,350	4,402		7,495
Financial income (expense), net	(5)	76	164	162		1,077

Income before taxes on income	2,721	3,522	3,514	4,564		8,572
Taxes on income	1,167	1,171	772	838		1,213

Net income	1,554	2,351	2,742	3,726		7,359
Deemed dividend upon repurchase of preferred stock	—	—	—	—		(3,469)
Accretion of preferred stock dividend preference(1)	(51)	(401)	(401)	(401)		(558)

Net income attributable to common stockholders	$1,503	$1,950	$2,341	$3,325		$3,332

Income per share:
Basic	$0.82	$1.28	$1.68	$2.35		$1.04

Diluted	$0.65	$1.08	$0.44	$0.58		$0.59

Weighted average number of shares of common stock used in computing income per share:
Basic	1,831,923	1,523,101	1,395,594	1,414,667		3,195,523

Diluted	2,383,012	2,170,451	6,218,714	6,426,892		6,605,837

Pro forma income per share (unaudited)(2):
Basic					$

Diluted					$

Weighted average number of shares of common stock used in computing pro forma income per share (unaudited):
Basic

Diluted

Other Data:
Paying customers	578	656	804	911		979
Adjusted EBITDA(3)	$2,951	$3,678	$3,802	$5,032		$9,343
Capital expenditures	(351)	(585)	(965)	(927)		(1,447)
Net cash provided by (used in) operating activities	1,091	1,549	(204)	1,952		5,758
Net cash provided by (used in) investing activities	(351)	(5,572)	157	(265)		(13,278)
Net cash provided by financing activities	4,065	109	7	10		7,839

	As of December 31,
	2003	2004	2005	2006	2007
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$6,680	$2,763	$2,689	$4,619	$4,895
Marketable securities	—	3,985	3,961	3,299	15,310
Trade receivables	2,785	4,583	8,546	12,628	16,872
Total assets	10,295	13,812	17,467	23,411	42,028
Stockholders’ equity	7,287	2,743	4,955	9,228	33,791

(1)	Represents dividends accrued on preferred stock. Following this offering, we will have no outstanding preferred stock.

(2)	Pro forma net income per share and pro forma weighted average shares outstanding reflects the conversion of preferred stock into common stock, which will occur immediately prior to the closing of this offering. The conversion rate applicable to our preferred stock adjusts to reflect the accrual of dividends on the preferred stock. Pro forma income per share reflects a 1: conversation rate of our preferred stock based on an assumed conversion date of , 2008.

(3)	The following table reconciles net income to Adjusted EBITDA for the periods presented and is unaudited:

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(in thousands)
Reconciliation of Net Income to Adjusted EBITDA:
Net income	$1,554	$2,351	$2,742	$3,726	$7,359
Financial income (expense), net	(5)	76	164	162	1,077
Taxes on income	1,167	1,171	772	838	1,213
Depreciation and amortization	145	212	435	524	825

EBITDA	$2,871	$3,658	$3,785	$4,926	$8,320

Stock based compensation	80	20	17	106	1,023

Adjusted EBITDA	$2,951	$3,678	$3,802	$5,032	$9,343

Adjusted EBITDA is a metric used by management to measure operating performance. EBITDA represents net income before net interest expense, income tax expense, depreciation and amortization. Adjusted EBITDA represents EBITDA excluding stock-based compensation expense. We present Adjusted EBITDA as a supplemental performance measure because we believe it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses), the age and book depreciation of fixed assets (affecting relative depreciation expense), and the impact of non-cash stock-based compensation expense. Because Adjusted EBITDA facilitates internal comparisons of operating performance on a more consistent basis, we also use Adjusted EBITDA in measuring our performance relative to that of our competitors. Adjusted EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of our profitability or liquidity. We understand that although Adjusted EBITDA is frequently used by securities analysts, lenders and others in their evaluation of companies, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

—	Adjusted EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

—	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

—

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements; and

—	other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. Actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements due to a number of factors, including those set forth in the section entitled “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading independent global provider of online campaign management solutions and services to advertising agencies and advertisers. Our solutions enable our customers to manage campaigns across digital media channels, including online, mobile and in-game, and a variety of formats, including rich media, in-stream video, display and search. Our robust, integrated and easy-to-use platform allows our customers to focus on campaign strategy, creativity and media efficiency without having to worry about the technical complexities associated with managing global advertising campaigns online. Marketers use our solutions to raise brand awareness, strengthen communications with their customers, increase advertisers’ website traffic and user conversion, and improve online and offline sales. Our solutions are delivered through an on-demand, scalable and reliable technology infrastructure, which allows delivery of online advertising campaigns of any size. We believe that our independence from online publishers and agencies differentiates us from other publisher-owned solutions, enabling us to deliver consistent messaging across publishers and providing our customers with a holistic view of their marketing data across digital media formats and channels.

We have been in the campaign management solutions market since our founding in September 1999. In 2000, we introduced our unified digital marketing platform and in 2001, we derived our first profits and became pioneers in the field of rich media through the launch of our solution for the management of rich media campaigns. During 2002, we expanded our operations into Europe and Asia-Pacific through our own international sales force and strategic relationships with local selling agents, and in 2005 we launched our solution for the end-to-end management of online campaigns. In 2007, we delivered campaigns for nearly 7,000 brand advertisers using approximately 2,500 media agencies and creative shops across over 2,500 global web publishers in over 40 countries worldwide through our subsidiaries and our strategic relationships with local selling agents. We have been financed through equity investments by venture capital investors and our most recent rounds of financing were in 2003 and 2007.

Our Revenues and Expenses

Revenues

We derive our revenues from customers who pay fees to create, execute and measure advertising campaigns on our platform. We provide our solutions and services to our customers on either a per-campaign basis or pursuant to long-term contracts (usually twelve months). Revenues from our per-campaign offerings were $37.2 million, $26.4 million and $18.8 million for the years ended December 31, 2007, 2006 and 2005, respectively, which contributed 83%, 95% and 100% of total revenues for the years ended December 31, 2007, 2006 and 2005, respectively. Revenues from our long-term contracts (usually twelve months) were $7.5 million, $1.3 million and zero for the years ended December 31, 2007, 2006 and 2005, respectively, which contributed 17%, 5% and 0% of total revenues for the years ended December 31, 2007, 2006 and 2005, respectively.

The primary pricing model for using our services is based on cost per thousand impressions (“CPM”) delivered by our platform. Therefore, we consider growth in the number of impressions to be a key indicator of our financial condition and operating performance. We charge customers who use our solutions and services under long-term contracts in the same manner that we charge customers who use our solutions and services on a per-campaign basis (per CPM based on actual campaign delivery). We charge different CPM rates for different ad formats. Typically, the media agency is the paying party, although in some cases other parties, including publishers or advertisers, may pay our fees. In all cases, our CPM fee covers use of our platform and tools by all parties involved in the campaign, including creative shops, media agencies and publishers. We seek to migrate our customers from per-campaign to long-term contracts as we believe that users of our long-term service offering are more likely to provide recurring revenues. In addition, we also generate a small portion of revenues based on click-throughs. Click-throughs generated approximately 1% of our total revenues in 2007.

Our revenues have grown significantly in the past three years from $18.8 million in 2005 to $27.7 million in 2006 to $44.7 million in 2007. The key factors influencing our revenue growth over this period include:

—	Increased adoption of our services by media agencies, creative agencies and publishers.

—

Successful penetration of new sales geographies through our own sales force or through strategic relationships with local selling agents in new territories. When we provide services through a local selling agent, we customarily recognize as gross revenues all sales of our service offerings in the territory, and pay a commission to such representative as an expense. Our operating margins are generally lower when we provide services through a local selling agent rather than through our own employees. We generally add a local selling agent in new territories where we believe that we will be able to achieve faster penetration through a local selling agent than through the buildout of our own infrastructure.

—

Although our industry has generally experienced price decreases for the provision of the same services on a CPM basis, to date such decreases have been more than offset by the provision of more advanced services, which earn higher CPM rates, as well as substantial increases in volume through the addition of new customers, additional campaigns to existing customers and increases in number of impressions, or usage, of Internet advertisements.

Our ability to continue and grow our revenues will primarily depend on our ability to:

—	benefit from any increase in spending on online advertising, manifested in increased campaign volume;

—	serve more campaigns and introduce additional services for existing customers;

—	attract new customers to use our services, through high service levels;

—	further strengthen our worldwide presence in new or recently penetrated markets;

—	respond to continued pricing pressure, commoditization and increasing competition;

—	maintain our technology leadership; and

—	benefit from growth in advertising on emerging digital media channels such as mobile, video and in-game advertising.

We are taking steps to address the challenges significantly impacting our ability to continue to grow our revenues, such as:

—

increasing the targeting, optimization and analytics features of our solutions and services and designing new measurement and ad interactive features that can be used to create competitive differentiation and can be introduced to the market at higher price levels and maintain a higher average CPM than other features that risk commoditization;

—	developing capabilities to support new emerging media formats and channels, such as mobile devices, game consoles and on-demand television;

—	hiring qualified engineers and software developers to strengthen our ability to continue introducing new features and format capabilities; and

—

expanding internationally through direct sales channels and local selling agents to increase our market share in current territories and penetrate new territories, including in emerging and less competitive markets.

Advertising spending has historically correlated with economic growth, although on-line advertising spending has increased at a faster rate than overall advertising spending during periods of economic growth. However, significant decreases in advertising spending resulting from an economic slowdown may adversely affect our revenues and results of operations.

Cost of Revenues

Cost of revenues primarily consists of fees we pay to service providers, principally Akamai, that enable the delivery of advertising campaigns online. The fees include monthly fixed fees and additional fees that are paid in proportion to the bandwidth that is used or the number of impressions. Cost of revenues also includes depreciation expense relating to our servers located in several data centers around the world, which enable us to better support geographically campaign delivery, and ongoing maintenance of the servers. We expect that gross margin will increase slightly in the near future and decline somewhat after 2008.

Operating Expenses

Operating expenses consist of selling and marketing expenses, research and development expenses and general and administrative expenses. The largest component of our expenses is personnel costs, which were approximately 66% of our operating expenses in 2007. Personnel costs consist of salaries, benefit, and incentive compensation for our employees, including commissions for salespeople. Personnel costs are categorized in our statements of operations based on each employee’s principal function.

Research and development expenses primarily consist of personnel costs for personnel involved in research and development activities. Selling and marketing expenses primarily consist of personnel costs, as well as branding and advertising expenditures and commissions paid to our local selling agents, and general and administrative expenses primarily consist of personnel costs for our management, as well as other headquarters expense such as accounting and legal expense.

We expect that our operating expenses will increase over time as we grow our company but at a slower rate than our revenue growth. We expect to continue to expand our sales force, hire new employees and build our network infrastructure to support our growth. However, if we are unable to increase our revenues as expected, or we need to increase our operating expenses beyond our expectations in order to maintain our competitive position, our operating margins may decrease.

We believe that our general and administrative expenses following the completion of this offering will increase as a result of becoming a public company. This increase will be due to the cost of filing annual and quarterly reports with the SEC, increased audit fees, investor relations, directors’ fees, directors’ and officers’ insurance, legal fees and registrar and transfer agent fees and other costs that we might not have incurred as a private company, which we expect to incur after the completion of this offering. This will be partially offset by termination of the management agreement with Sycamore Technologies Ventures L.P. upon the closing of the initial public offering. See “Certain Relationships and Related Party Transactions—Management Agreement.”

Other Income/Expenses

In addition to our operating revenues and expenses, we record financial income, net, which to date has consisted primarily of interest income earned on our cash and cash equivalents and marketable securities. We expect financial income to increase as we temporarily invest the proceeds of this offering in cash, cash equivalents and marketable securities pending their application to grow our business.

We also record income tax expense. We indirectly own all of our subsidiaries through our wholly-owned subsidiary, Eyeblaster Ltd., an Israeli company. The regular corporate tax rate for Israeli companies in 2007 was 29% of their taxable income. The rate is 27% in 2008, and is scheduled to decline to 26% in 2009 and 25% in 2010 and thereafter. However, the effective tax rate payable by a company that derives income from an “Approved Enterprise” or a “Privileged Enterprise” designated as set forth under the Investment Law may be considerably less. Certain facilities of our subsidiary in Israel have been granted “Approved Enterprise” status, under the Investment Law. Accordingly, income attributed to the “Approved Enterprise” or “Privileged Enterprise” is tax exempt for a period of two years and is subject to a reduced corporate tax rate of 10% - 25% for an additional period of five to eight years, depending on the percentage of foreign investment in the Company.

Since part of our taxable income in Israel is not entitled to tax benefits under the Investment Law and is taxed at the regular tax rate, our effective tax rate is the result of a weighted combination of the various applicable rates and tax exemptions, and the computation is made for income derived from each program on the basis of formulas specified in the Investment Law and in the applicable governmental approvals.

In periods prior to this offering, we have also recognized accretion of preferred stock dividends relating to our outstanding preferred stock. All of our preferred stock will be converted into common stock in connection with this offering, and we will no long recognize such accretion in future periods.

As a result of this offering, options to purchase              shares of common stock held by certain of our executive officers and directors will vest immediately and options to purchase an additional              shares of common stock held by certain of our executive officers will vest in twelve equal monthly installments until the one year anniversary of this offering. As a result, we will record stock compensation expense of $         in the quarter in which the offering occurs and an additional $         of stock compensation expense in the subsequent twelve months.

Critical Accounting Policies and Estimates

The discussion of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amount of assets, liabilities, revenue and expenses. On an ongoing basis, we evaluate our estimates, including those related to revenue, the allowance for doubtful accounts, stock-based compensation and income taxes. We based our estimates of the carrying value of certain assets and liabilities on historical experience and on various other assumptions that we believe to be reasonable. In many cases, we could reasonably have used different accounting policies and estimates. In some cases, changes in the accounting estimates are reasonably likely to occur from period to period. Our actual results may differ from these estimates under different assumptions or conditions. Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements included elsewhere in this prospectus.

We believe the following critical accounting policies require our more significant judgments in preparing our consolidated financial statements:

Revenue recognition

We generate revenues primarily from monthly transaction volume-based fees earned by us for making our platform available to our customers on an Application Service Provider, or ASP, basis. Accordingly, such revenue is recognized in accordance with Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition in Financial Statements”, in the month that the advertising impressions or click-throughs occur, provided the following four criteria are met:

—

Persuasive evidence of an arrangement exists. We generally require a purchase order from a customer specifying the terms and conditions of the services to be delivered. Alternately, we have entered into master agreements with certain of our customers specifying the terms and conditions of the services provided by us to such customers.

—	Delivery. We deem delivery of our services to have occurred when the advertising impressions or click-throughs are delivered by our platform.

—

The fees are fixed and determinable. We consider the fees to be fixed and determinable if they are not subject to a refund or adjustment. Our services are of a type that are not subject to a refund or customer acceptance provisions.

—

Collection is probable. Probability of collection is assessed on a customer-by-customer basis based on a number of factors including credit-worthiness and our transaction history with the customer. Customers are subject to a credit review process that evaluates the customers’ financial position and ultimately their ability to pay.

Our customers do not have the right to take possession of our software at any time during or after the term of the relevant customer agreement. Accordingly, as prescribed by EITF Issue No. 00-3, “Application of AICPA

Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware,” our revenue recognition is outside the scope of Statement of Position No. 97-2, “Software Revenue Recognition.”

Allowance for doubtful accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from our customers’ inability to pay us. The provision is based on our historical experience for specific customers that, in our opinion, are likely to default on our receivables from them. In order to identify these customers, we perform ongoing reviews of all customers that have breached their payment terms, as well as those that have filed for bankruptcy or for whom information has become available indicating a significant risk of non-recoverability. If our historical collection experience does not reflect our future ability to collect outstanding accounts receivables, our future provision for doubtful accounts could be materially affected. To date, we have not incurred any write-offs of accounts receivable significantly different than the amounts reserved. Our allowance for doubtful accounts was $0.3 million at December 31, 2007.

Income taxes

We are subject to income taxes in the United States and numerous foreign jurisdictions. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. Effective January 1, 2007, we adopted Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an interpretation of Financial Accounting Standards Board (“FASB”) Statement No. 109 (“FIN 48”). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109, “Accounting for Income Taxes.” The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Our adoption of FIN 48 did not have a material impact on our consolidated financial statements.

Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest.

Stock-based compensation

Effective January 1, 2006, we adopted the provisions of SFAS No. 123 (revised 2004), “Share Based Payments,” or SFAS 123(R). SFAS 123(R) requires employee share-based equity awards to be accounted for under the fair value method. Accordingly, stock-based compensation is measured at the grant date, based on the fair value of the award.

Effective January 1, 2006, we adopted the fair value recognition provisions of Statement 123(R) using the prospective-transition method for grants that were measured using the Minimum Value method in Statement 123 for pro forma disclosures. As such, we continued to apply APB 25 in subsequent periods to equity awards outstanding at the date of Statement 123(R) adoption that were measured for pro forma disclosure purposes using the Minimum Value method unless subsequently modified. Under this transition method, compensation costs recognized in 2006 includes compensation costs for all share based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of Statement 123(R). Results for prior periods have not been restated.

The valuation model takes into account the exercise price of the stock option, the fair value of the common stock underlying the stock option as measured on the date of grant and an estimation of the volatility of the common stock underlying the stock option. Such value is recognized as expense over the service period, net of estimated forfeitures, using the straight-line method under SFAS 123(R).

The estimation of share awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We consider many factors when estimating expected forfeitures, including types of awards, employee class and historical experience. Actual results, and future changes in estimates, may differ substantially from current estimates.

The fair value of stock options granted to employees and directors for the years ended December 31, 2006 and 2007 was estimated using weighted average assumptions in the table below. Because our stock was not publicly traded during these periods, the expected volatility was calculated based upon peer public companies in the past one to four years. The expected option term represents the period that stock options are expected to be outstanding and was determined based on the simplified method permitted by SAB No. 107 as the average of the vesting period and the contractual term. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term. We have historically not paid dividends and have no plans to pay dividends in the foreseeable future. Based on an assumed initial public offering price of $             per share (the midpoint of the range set forth on the cover page of this prospectus), the intrinsic value of all vested and unvested stock options as of December 31, 2007 was $                     and $                    , respectively.

	Year ended December 31,
	2006	2007
Risk free interest	4.35%-5.22%	4.27%
Dividend yields	0%	0%
Volatility	85%	85%
Expected term (in years)	5-6.06	6.08
Weighted average fair value at grant date	$5.06	$11.23

Prior to January 1, 2006, we applied the intrinsic value method of accounting for stock options as prescribed by APB No. 25, whereby compensation expense is equal to the excess, if any, of the fair value of the stock over the exercise price at the grant date of the award.

Information on employee stock options granted since January 1, 2006 is set forth in the following table:

Grant Date	Options Granted	Exercise Price
October 15, 2006	10,000	$2.70
October 15, 2006	363,000	5.10
October 9, 2007	1,135,068	11.30
March 13, 2008	421,164	14.09

Significant Factors, Assumptions, and Methodologies Used in Determining the Fair Value of our Capital Stock. In order to determine the fair value of our common stock during the periods ended December 31, 2007 and 2006, we engaged BDO Ziv Haft Consulting & Management Ltd., or BDO, an independent valuation firm.

The analyses that BDO performed provided an estimate of the fair value of a minority interest in the common equity of the Company as of the valuation dates. First, BDO determined the present value of the total stockholders’ equity, and then BDO allocated this value to the different stockholders, with regard to the preference of each stock.

In April 2007, we obtained a valuation report from BDO regarding the fair value of our common stock as of June 30, 2006. In estimating the fair value of our common stock, BDO considered that we were in the fifth stage of development as set forth in the AICPA Practice Aid, Valuation of Privately-held Company Securities Issued as Compensation (the “AICPA Practice Aid”), characterized by revenue generation and measures of financial success such as operating profitability and positive cash flows. Given this stage of development, BDO used the income approach to determine that our total company value was $38.3 million as of June 30, 2006. The income approach involves applying appropriate discount rates to estimated cash flows that are based on forecasts of revenue and costs. Our revenue forecasts assumed an annual growth rate that was initially consistent with the increase in revenues experienced between the years 2003 and 2006, and assumed that such growth rate would decline over time. Our forecasts at that time also assumed that we would continue to make improvements to our gross margins. These forecasts were not prepared with a view to public disclosure and are inherently uncertain. The assumptions underlying the forecasts were consistent with our business plan. The risks associated with achieving our forecasts were assessed in selecting the discount rate of 27.7%. If a different discount rate had been used, the valuation would have been different. Based on our total company value, BDO used the option-pricing method to estimate that the fair value of our common stock was $5.06 per share as of June 30, 2006. We used $5.10 as the exercise price for most of our option grants made in 2006.

In November 2007, we obtained from BDO a valuation report regarding the fair value of our common stock as of June 30, 2007. In estimating the fair value of our common stock, BDO considered that we were still in the fifth stage of development as set forth in the AICPA Practice Aid, characterized by financial success such as operating profitability and positive cash flows. A liquidity event of some sort could occur in this stage. Given this stage of development, BDO used the income approach to determine that our total company value was $94 million as of June 30, 2007. BDO also took into account the implied valuation from our April financing. Our revenue forecasts assumed an annual growth rate that was initially consistent with the increase in revenues experienced between the years 2005 and 2007, and assumed that such growth rate would decline over time until reaching the market’s annual growth. Our forecasts at that time also assumed that we would continue to make improvements to our gross margins. These forecasts were not prepared with a view to public disclosure and are inherently uncertain. The assumptions underlying the forecasts were consistent with our business plan. The risks associated with achieving our forecasts were assessed in selecting the discount rate of 25%. If a different discount rate had been used, the valuation would have been different.

Based on our total company value, BDO used the option-pricing method to estimate that the fair value of our common stock was $11.23 per share as of June 30, 2007. During the third quarter of 2007, our management determined that our overall value had not changed since the valuation of our common stock as of June 30, 2007, and accordingly there was no need to obtain an updated independent valuation for our common stock. It was management’s belief that the estimated fair value of our common stock during the third quarter of 2007 remained constant based on our results of operations. In particular, actual revenue in the third quarter of 2007 was flat when compared to the second quarter of 2007. As a result, based on the determination of management, our board of directors continued to use $11.30 as the exercise price for the option grants made on October 15, 2007.

After exploring various strategic opportunities in May 2007, we began seriously considering the possibility of this initial public offering in November 2007. Following the commencement of the initial public offering process in January 2008, we determined that the possibility of such an offering or other liquidity event had increased.

In February 2008, we engaged BDO to perform a contemporaneous valuation of our ordinary shares. In estimating the fair value of our common stock as of February 29, 2008, BDO considered that we had progressed from the fifth to the sixth stage of development as set forth in the AICPA Practice Aid, typically characterized by financial history of profitable operations or generation of positive cash flows. An initial public offering could also occur during this stage. Given this stage of development, BDO used the weighted-probability method approach based on four possible future scenarios: initial public offering, merger or sale, dissolution or remaining a private company. Based on our assessment of our business and prospects, BDO assigned a probability of 30% to an initial public offering, 20% to a merger or sale, 10% to dissolution and 40% to remaining a private company. The probability of an initial public offering at this time remained relatively low due to global economic dynamics and the early stage of valuation discussions with the underwriters. Our revenue forecasts assumed an annual growth rate that was initially consistent with the increase in revenues experienced in the years 2006 and 2007, and assumed that such growth rate would decline over time until reaching the market’s annual growth. Our forecasts also assumed that our gross margins would decline somewhat after 2008. Following this analysis, BDO discounted to present value the weighted company values of each scenario to determine our total value using a discount rate of 25.0%. BDO then determined the value of our common stock, based on the economic impact of the conversion rights and liquidation preferences of our preferred shares. Based on the weighted values of these scenarios, BDO estimated that our present value as of February 29, 2008 was $121 million. BDO therefore determined that the fair value of our common stock was $14.09 per share as of February 29, 2008.

The increase in valuation as of February 2008 as compared to the June 2007 valuation was principally due to improved management projections which resulted in a higher discounted cash flow valuation in the private company scenario and the increased likelihood and proximity of an initial public offering. We experienced strong revenue growth in the fourth quarter of 2007 and at the beginning of 2008. Actual revenue in the fourth quarter of 2007 totaled $17.5 million representing an increase of 70% from revenues of $10.3 million in the third quarter of 2007. Fourth quarter growth was reinforced by continued strong revenue growth through the valuation date in the first quarter of 2008.

In March 2008, we granted options to purchase 421,164 ordinary shares at an exercise price of $14.09 per share based on the valuation report provided by BDO.

We believe that BDO used reasonable methodologies, approaches and assumptions consistent with the AICPA Practice Aid to determine the fair value of our common stock. Nevertheless, determining the fair value of our common stock requires making complex and subjective judgments. The approach to valuation uses estimations which are consistent with the plans and estimates that we use to manage our business. There is inherent uncertainty in making these estimates. Although it is reasonable to expect that the completion of our initial public offering will add value to our common stock because they will have increased liquidity and marketability, the amount of additional value cannot be measured with absolute precision or certainty.

Results of Operations

The following table sets forth our results of operations as a percentage of revenues for the periods indicated:

	2005		2006		2007
	Amount	% of revenues	Amount	% of revenues	Amount	% of revenues
	(in thousands except percentages)
Revenues	$18,829	100%	$27,659	100%	$44,737	100%
Cost of revenues	1,907	10	2,700	10	3,243	7

Gross profit	16,922	90	24,959	90	41,494	93

Operating Expenses:

	2005		2006		2007
	(in thousands except percentages)
Research and development	$1,605	9%	$2,428	9%	$4,525	10%
Selling and marketing	9,084	48	13,554	49	23,484	52
General and administrative	2,883	15	4,575	17	5,990	13

Operating expenses	13,572	72	20,557	74	33,999	76

Operating income	3,350	18	4,402	16	7,495	17

Financial income, net	164	1	162	1	1,077	2

Income before taxes on income	3,514	19	4,564	17	8,572	19
Taxes on income	772	4	838	3	1,213	3

Net income	$2,742	15%	$3,726	13%	$7,359	16%

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenues

The following table sets forth our revenues during each of 2006 and 2007 by geographic region:

	2006		2007
	Amount	% of revenues	Amount	% of revenues	Year over Year Change
	(in thousands except percentages)
United States	$11,178	40%	$12,777	29%	$1,599	14%
Europe (Other than the United Kingdom and France)	3,374	12	9,942	22	6,568	195
United Kingdom	6,131	22	9,251	21	3,120	51
France	2,442	9	4,898	11	2,456	101
Others	4,534	17	7,869	17	3,335	74

	$27,659		$44,737		$17,078	62%

Revenues increased by $17.1 million, or 62%, to $44.7 million in 2007, from $27.7 million in 2006. Revenue increased primarily due to an increase in the number of impressions, which grew by 92% from 2006 to 2007 (partly offset by a decrease in average price per impression). The increase was primarily attributable to the growth of our services outside the United States due to the successful execution of our international strategy. Revenues outside the United States grew significantly as we increased penetration in existing territories, increased volume with existing customers and launched in new territories. We also benefited from lack of significant competition outside the United States as our primary competitors were focused on the U.S. market. Revenues in the United States grew 14% due to increased volumes with existing customers and the addition of new customers. Our revenue growth in the United States in 2005 and 2006 was lower than our growth outside the United States due to more intense competition and slower relative growth of the market in the United States. In late 2006, we strengthened the management of our United States operations, improved our training and services, and launched new marketing plans that generated renewed growth.

Our revenues were also positively impacted by the depreciation of the U.S. dollar because a significant portion of our revenues were generated in British pounds sterling and euros. The overall impact on revenues from changes in the exchanges rates between the U.S. dollar and the British pound sterling and the euro led to an increase in revenues of approximately 4.5%.

Cost of revenues and gross margin

The following table sets forth our cost of revenues during each of 2006 and 2007:

	2006	2007	Year over Year Change
	(in thousands except percentages)
Cost of revenues	$2,700	$3,243	$543	20%

Cost of revenues increased by $0.5 million, or 20%, to $3.2 million in 2007 from $2.7 million in 2006. This increase resulted primarily from increased sales of our solutions. Gross margin increased from 90% in 2006 to 93% in 2007. This increase resulted from reductions in content delivery network costs.

Operating expenses

The following table sets forth our operating expenses in each of 2006 and 2007:

	2006	2007	Year over Year Change
	(in thousands except percentages)
Research and development	$2,428	$4,525	$2,097	86%
Selling and marketing	13,554	23,484	9,930	73
General and administrative	4,575	5,990	1,415	31

Total operating expenses	$20,557	$33,999	$13,442	64%

Research and development. Research and development expenses increased by $2.1 million, or 86%, to $4.5 million in 2007 from $2.5 million in 2006. This increase primarily resulted from an increase in headcount and our continued focus on developing new products. Research and development expenses as a percentage of revenues increased to 10% in 2007 from 9% in 2006 primarily due to increases in average salary and benefits per employee on a local currency basis, as well as an increase in total payroll as a result of the conversion of local-currency based payroll into U.S. dollars, and an increase in stock-based compensation.

Selling and marketing. Selling and marketing expenses increased by $9.9 million, or 73%, to $23.5 million in 2007 from $13.6 million in 2006. This increase was due to an increase in commission costs associated with increased revenues in territories serviced through selling agents, increased employee salaries and benefits, stock-based compensation and related costs associated with an increase in sales, account management personnel and the formation of our product management and global services teams. Selling and marketing expenses as a percentage of revenues increased to 52% in 2007 from 49% in 2006. This increase was primarily due to an expansion in foreign markets in which we operate through a local selling agent, as the margin on revenue we generate from such markets is generally lower than the margin on revenue we generate from markets in which we operate directly.

General and administrative. General and administrative expenses increased by $1.4 million, or 31%, to $6.0 million in 2007 from $4.6 million in 2006. This increase was primarily due to our entry into a management agreement with one of our investors in connection with the financing conducted in April 2007 (additional information regarding the management agreement can be found in Note 10 to our consolidated financials statements included elsewhere in this prospectus). The management agreement obligates us to pay $1.0 million in management fees to the investment group each year, which resulted in expense of $0.8 million in 2007. In addition we expensed $0.6 million in 2007 compared to $0.1 million in 2006 in outside legal counsel fees, relating to a lawsuit against us in 2007 that has been settled for a nominal amount. General and administrative expenses as a percentage of revenues decreased to 13% in 2007 from 17% in 2006.

Our operating expenses were negatively impacted by the depreciation of the U.S. dollar because a significant portion of our payroll and commission expenses are paid in new Israeli shekels, British pounds sterling and euros. The overall impact on our operating expenses from the changes in the exchange rates between the U.S. dollar and the new Israeli shekel, the British pound sterling and the euro led to an increase in operating expenses of approximately 3.4%.

Financial income, net

The following table sets forth our financial income, net, in each of 2006 and 2007:

	2006	2007	Year over Year Change
	(in thousands except percentages)
Financial income, net	$162	$1,077	$915	564%

Financial income, net includes net interest and foreign currency translation gains and losses. Net interest consists primarily of earnings on our cash, cash equivalents and marketable securities. Net interest was $0.6 million and $0.2 million in 2007 and 2006, respectively. The increase in net interest income is related to the increase in cash, cash equivalents and marketable securities resulting from the net proceeds from the April financing.

In addition, we recognized gains and losses arises from the translation of certain assets and liabilities measured in new Israeli shekels of our subsidiary to U.S. dollars during consolidation. During 2007, we recognized a foreign currency translation net gain of $0.5 million.

Income tax expense

The following table sets forth our tax expense in each of 2006 and 2007:

	2006	2007	Year over Year Change
	(in thousands except percentages)
Taxes on income	$838	$1,213	$375	45%

Income tax expense increased by $0.4 million, or 45%, to $1.2 million in 2007 from $0.8 million in 2006. Our effective tax rate for the years 2007 and 2006 was 14% and 18%, respectively. Our consolidated provision for income taxes and our deferred tax assets and liabilities are computed based on a combination of the United States tax rates on United States income, the Israeli tax rates on Israeli income as well as the tax rates of other wholly-owned subsidiaries in Australia, the United Kingdom, France and Germany.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues

The following table sets forth our revenues during each of 2005 and 2006 by geographic region:

	2005		2006
	Amount	% of revenues	Amount	% of revenues	Year over Year Change
	(in thousands except percentages)
United States	$11,638	62%	$11,178	40%	$(460)	(4)%
Europe (Other than the United Kingdom and France)	1,186	6	3,374	12	2,188	184
United Kingdom	3,271	17	6,131	22	2,860	87
France	636	3	2,442	9	1,806	284
Others	2,098	12	4,534	17	2,436	16

	$18,829		$27,659		$8,830	47%

Revenues increased by $8.8 million, or 47%, to $27.7 million in 2006, as compared to $18.8 million in 2005. The increase was primarily attributable to services in new markets, mainly in Europe. Revenues outside the United States grew significantly due to increased penetration in existing territories, launches in new territories and increasing volume with existing customers. We benefited from lack of significant competition outside the United States as our primary competitors were focused on the U.S. market. Revenues in the United States decreased by approximately $0.5 million due to the factors described above. The growth in the number of impressions of 6.2% from 2005 to 2006 also contributed to the increase in revenues. See “—Year Ended December 31, 2007 Compared to Year Ended December 31, 2006—Revenues.”

Our revenues were also positively impacted by the depreciation of the U.S. dollar because a significant portion of our revenues were generated in British pounds sterling and euros. The overall impact on revenues from changes in the exchanges rates between the U.S. dollar and the British pound sterling and the euro led to an increase in revenues of approximately 6.6%.

Cost of revenues and gross margin

The following table sets forth our cost of revenue in each of 2005 and 2006:

	2005	2006	Year over Year Change
	(in thousands except percentages)
Cost of revenue	$1,907	$2,700	$793	42%

Cost of revenues increased by $0.8 million, or 42%, to $2.7 million in 2006 from $1.9 million in 2005. This increase resulted primarily from increased products sold. Gross margin of 90% remained constant in 2006 and 2005.

Operating expenses

The following table sets forth our operating expenses in each of 2005 and 2006:

	2005	2006	Year over Year Change
	(in thousands except percentages)
Research and development	$1,605	$2,428	$823	51%
Selling and marketing	9,084	13,554	4,470	49
General and administrative	2,883	4,575	1,692	59

Total operating expenses	$13,572	$20,557	$6,985	51%

Research and development. Research and development expenses increased by $0.8 million, or 51%, to $2.4 million in 2006 from $1.6 million in 2005. The increase was primarily the result of increased compensation and related costs for personnel associated with research and development activities, and allocated overhead, including rent and depreciation. Research and development expenses as a percentage of revenues remained constant.

Selling and marketing. Selling and marketing expenses increased by $4.5 million, or 49%, to $13.6 million in 2006 from $9.1 million in 2005. The increase primarily was attributable to an increase in compensation expenses relating to growth in headcount and an increase in sales commissions. Selling and marketing expenses as a percentage of revenues increased to 49% in 2006 from 48% in 2005.

General and administrative. General and administrative expenses increased by $1.7 million, or 59%, to $4.6 million in 2006 from $2.9 million in 2005. This increase was primarily as a result of the hiring of employees to help expand our infrastructure and manage our growth. General and administrative expenses as a percentage of revenues increased to 17% in 2006 from 15% in 2005. This increase was primarily a result of stock based compensation expenses and a doubtful accounts expense for which we initially reserved.

Our operating expenses were negatively impacted by the depreciation of the U.S. dollar because a significant portion of our payroll and commission expenses are paid in new Israeli shekels, British pounds sterling and euros. The overall impact on our operating expenses from the changes in the exchange rates between the U.S. dollar and the new Israeli shekel, the British pound sterling and the euro led to an increase in operating expenses of approximately 0.6%.

Financial income, net

The following table sets forth our financial income, net in each of 2005 and 2006:

	2005	2006	Year over Year Change
	(in thousands except percentages)
Financial income, net	$164	$162	$(2)	(1)%

Financial income for the years 2006 and 2005 was $162 thousand and $164 thousand, respectively, consisting primarily of earnings on our cash, cash equivalents and marketable securities.

Income tax expense

The following table sets forth our tax expense in each of 2005 and 2006:

	2005	2006	Year over Year Change
	(in thousands except percentages)
Taxes on income	$772	$838	$66	9%

Income tax expense for the years 2006 and 2005 totaled $0.8 million. Our effective tax rate decreased from 22% in 2005 to 18% in 2006 due to tax benefits under our Approved Enterprise program.

Liquidity and Capital Resources

We have financed our operations primarily through cash flows generated by operations and, to a lesser extent, private issuances of equity. We believe that our cash flows from operations and current cash and cash equivalents will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the next twelve months. Our principal sources of liquidity are expected to be our existing cash, cash equivalents and marketable securities, as well as the cash flow that we generate from our operations and proceeds from this offering.

As of December 31, 2007, our cash and cash equivalents were $4.9 million, as compared to $4.6 million at December 31, 2006. Our cash and cash equivalents are highly liquid investments with original maturities of 90 days or less at date of issuance and consist of time deposits and investments in money market funds with commercial banks and financial institutions.

As of December 31, 2007, our short term and long term marketable securities were $8.8 million and $6.5 million, respectively, as compared to $2.1 million and $1.2 million, respectively at December 31, 2006. Our marketable securities consist of highly rated government and corporate debt securities and none of them are auction rate securities. Securities with a contractual maturity of less than one year are classified as short-term, and those with maturities of more than one year are classified as long-term.

Operating activities. Cash provided by operating activities primarily consists of net income adjusted for certain non-cash items including depreciation, stock-based compensation, and the effect of changes in working capital. Net cash generated by operating activities in the years ended December 31, 2007 and 2006 was $5.8 million and $2.0 million, respectively and was generated primarily by our net profit, which was offset by an increase in trade receivables reflecting higher revenues. The increase in net cash generated by our operating activities was primarily due to an increase in net profit. Net cash used in operating activities for the year ended December 31, 2005 was $0.2 million, reflecting net profit adjusted for non-cash items being fully offset by a significant increase in trade receivables. As we expand our business internationally, we have offered payment terms to certain customers that are standard in their locales, but longer than terms we would generally offer to our North America customers. This has increased our working capital requirements and had a negative effect on cash flow provided by our operating activities.

Investing activities. Net cash used in investing activities in the years ended December 31, 2007 and 2006 was $13.3 million and $0.3 million, respectively. Our investing activities consisted primarily of the purchase of marketable securities and capital expenditures. Capital expenditures are generally comprised of computer hardware, software, and leasehold improvement for our facilities. Net cash provided by investing activities in 2005 was $0.2 million. Our capital expenditures have been approximately $1.4 million in 2007, and we expect to invest similar amounts in 2008.

Financing activities. Net cash provided by financing activities for the year ended December 31, 2007 was $7.8 million, primarily attributed to our April financing where we sold preferred stock to several new investors for total consideration of $30.0 million, partially offset by $22.4 million paid to repurchase shares from certain existing stockholders. Net cash provided by financing activities for the years ended December 31, 2006 and 2005 was $10.0 thousand and $7.0 thousand, respectively, generated by the exercise of stock options under our equity incentive plan.

Contractual Obligations

The following table presents minimum payments due under contractual obligations with minimum firm commitments as of December 31, 2007:

	For the year ended December 31,
	(in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Rent, motor vehicle and other services	$7,269	$2,497	$3,969	$1,615	$723

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet financing arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Seasonality and Fluctuations in Quarterly Operation Results

Our operating results have historically fluctuated on a quarterly basis due to the seasonal nature of Internet user traffic, and we expect this fluctuation to continue. Our fourth calendar quarter is typically the strongest, generating approximately 39% and 36% of our revenues for the years ended December 31, 2007 and 2006, respectively. Our first quarter is often the weakest quarter, generating approximately 16% and 18% of our revenues for the years ended December 31, 2007 and 2006, respectively. The increase in revenue in the fourth quarter is primarily the result of heavy advertising and online shopping during November and December due to the holidays. The drop in revenues in the first quarter is linked to the drop in online advertising and shopping that occurs at the beginning of each year. To date, our rapid growth has largely masked most of the cyclicality and seasonality effects on our business; however, cyclicality and seasonality may have a more pronounced effect on our operating results in the future, as our growth slows, and may in the future cause our operating results to fluctuate.

The following is a summary of our quarterly results in each of the last eight fiscal quarters:

	Quarter ended
	March 31, 2006 (unaudited)	June 30, 2006 (unaudited)	September 30, 2006 (unaudited)	December 31, 2006 (unaudited)	March 31, 2007 (unaudited)	June 30, 2007 (unaudited)	September 30, 2007 (unaudited)	December 31, 2007 (unaudited)
	(in thousands)
Revenues	$4,878	$6,592	$6,282	$9,907	$7,022	$9,996	$10,270	$17,448
Cost of revenues	515	693	668	824	440	886	1,074	843

Gross profit	4,363	5,899	5,614	9,083	6,582	9,110	9,196	16,605

Operating Expenses:
Research and development	515	577	624	712	863	1,175	1,115	1,371
Selling and marketing	2,849	3,141	4,108	3,456	4,550	5,694	5,788	7,453
General and administrative	810	956	1,498	1,311	1,175	1,542	1,230	2,043

Operating expenses	4,174	4,674	6,230	5,479	6,588	8,411	8,133	10,867

Operating income	189	1,225	(616)	3,604	(6)	699	1,063	5,738

Financial income (expenses), net	47	11	(9)	113	50	184	387	456

Income before taxes on income	236	1,236	(625)	3,717	44	883	1,450	6,194
Taxes on income	147	377	67	247	4	496	184	528

Net income	$89	$859	$(692)	$3,470	$40	$387	$1,266	$5,666

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse change in financial market prices and rates. In the course of our normal operations, we are exposed to market risks, including fluctuations in foreign currency exchange rates and interest rates.

Foreign Exchange Risk

We conduct business in a large number of countries in the Americas, Europe, Asia, Australia and the Middle East. Most of our revenues are generated in U.S. dollars, the euro and the British pound sterling. Based on our 2007 results, a 1% change in the value of the euro and the British pound sterling against the dollar would have increased our revenues by $105,000 and $77,000, respectively. Most of our expenses are denominated in U.S. dollars, the new Israeli shekel, the British pound sterling and the euro. Based on our 2007 results, a 1% change in the value of the new Israeli shekel, the British pound sterling and the euro against the dollar would have increased our expenses by $93,000, $48,000 and $50,000, respectively. In the future, the percentage of our revenues earned in other currencies may increase as we further expand our sales internationally. Accordingly, we are subject to the risk of exchange rate fluctuations between such other currencies and the dollar. We currently do not hedge currency risk through formal hedge arrangements, but we expect to do so in the future. We do seek to mitigate currency risk through various cash management policies. For example, in 2007, when the dollar declined significantly against the new Israeli shekel (and most other currencies), we converted euros and British pounds sterling into new Israeli shekels to finance our shekel-denominated expenses rather than converting our revenues in these currencies into dollars and then, as needed, converting a depreciating dollar into new Israeli shekels.

Interest Rate Risk

As of December 31, 2007, we had no outstanding debt, and accordingly were not subject to interest rate risk on debt. We invest our cash in a combination of cash equivalents and marketable securities, principally U.S. government obligations. Our marketable securities will produce less income than expected if market interest rates fall.

BUSINESS

We are a leading independent global provider of online campaign management solutions and services to advertising agencies and advertisers. Our solutions enable our customers to manage campaigns across digital media channels, including online, mobile and in-game, and across a variety of formats, including rich media, in-stream video, display and search. Our robust, integrated and easy-to-use platform allows our customers to focus on campaign strategy, creativity and media efficiency without having to worry about the technical complexities associated with managing global advertising campaigns online. Marketers use our solutions to raise brand awareness, strengthen communications with their customers, increase advertisers’ website traffic and user conversion, and improve online and offline sales. Our solutions are delivered through an on-demand, scalable and reliable technology infrastructure, which allows delivery and management of online advertising campaigns of any size. We believe that our independence from online publishers and agencies differentiates us from other publisher-owned solutions, enabling us to deliver consistent messaging across publishers and providing our customers with a holistic view of their marketing data across digital media formats and channels.

We were among the pioneers and continue to be among the leaders in rich media advertising and in 2007 the majority of the advertising we provided was rich media. Rich media and in-stream video advertising allow higher levels of impact, interactivity and measurability than traditional online display ads. Our value to our customers stems from our ability to integrate our expert creative and media services with advanced, proprietary technologies to successfully deliver ad campaigns for premium brands across different formats, channels and geographies.

In 2007, we delivered campaigns for nearly 7,000 brand advertisers using approximately 2,500 media agencies and creative shops across over 2,500 global web publishers in over 40 countries worldwide throughout North America, South America, Europe, Asia Pacific, Africa and the Middle East. We have steadily grown our customer base from 245 in 2002 to 979 in 2007, representing a compound annual growth rate of 32%. We generated revenues of $44.7 million in 2007, up from $27.7 million in 2006, an increase of 62%. Over the same period, we grew our operating income from $4.4 million to $7.5 million and our Adjusted EBITDA, which we define as EBITDA excluding stock-based compensation expense, from $5.0 million to $9.3 million.

Industry Background

According to International Data Corporation (IDC), the number of Internet users worldwide is expected to grow from approximately 1.1 billion in 2006 to approximately 1.7 billion in 2010. Growing broadband adoption globally is catalyzing demand for, and distribution of, rich audio, video and multimedia, digital music, photography and podcasts, with total worldwide broadband service subscriptions projected by IDC to increase from 274 million in 2006 to 512 million in 2011. Proliferation of unique, Internet-specific media applications such as blogging, social networking and instant messaging facilitates the creation, sharing and consumption of user-generated media leading to an increasingly fragmented user base of the Internet.

The Internet creates new opportunities for advertisers to reach broad, global audiences with highly targeted, interactive and measurable campaigns that cater to specific users based on their interests, demographic profile and behavioral characteristics. Capitalizing on the rich and interactive nature of the Internet, advertisers can establish direct relationships with individual consumers through highly immersive and interactive campaigns that combine brand building with direct response objectives. In contrast with traditional media campaigns, which require procurement of advertisements in many different local markets, the reach and scale of the Internet provides advertisers with an opportunity to reach individuals globally through a single, multi-faceted and integrated campaign.

The unique capabilities of online advertising, the growing number of Internet users and increased Internet traffic have contributed to rapid growth in online advertising spending over the last several years. According to eMarketer, online advertising represented 7.4% of the total United States advertising market in 2007. At the same time, according to Forrester Research United States consumers spent 29% of their available media time online. Additionally, according to the Kelsey Group, global online advertising expenditures are projected to grow from $45 billion in 2007 to $147 billion in 2012, representing a compound annual growth rate of 27%. Online advertising expenditures in the United States are projected to grow from $23 billion in 2007 to $62 billion in 2012, representing a compound annual growth rate of 23%, while online advertising expenditures outside of the United States are projected to grow at a compound annual growth rate of 30%.

While historically a large component of online advertising market growth was driven by Internet-centric publishers, retailers and direct marketing providers, traditional media advertisers, including consumer packaged goods and brand advertisers, are increasingly recognizing the significance and unique capabilities of the Internet and allocating more of their marketing budgets to online advertising. The growth in online advertising is also being driven by strong increases in online brand marketing through display ads, rich media and video ads. While the majority of online advertising spending is still allocated to direct response campaigns, including paid search ads, classifieds, e-mail advertising and lead generation or referrals, advertisers are increasingly recognizing the potential offered by the unique branding capabilities of the Internet. As a result, many advertisers seek to utilize innovative media formats to create highly engaging brand experiences for their online customers. According to eMarketer, rich media/in-stream video advertising is expected to be the fastest growing advertising format in the United States and spending is projected to increase from $2.0 billion in 2007 to over $9.4 billion in 2012, representing a compound annual growth rate of 35.9%.

Emerging media formats and channels, such as mobile devices, game consoles and on-demand television, provide significant opportunities for advertisers to expand audience reach and strengthen their relationship with their target audience in innovative ways. Forrester Research projects United States advertising spending in emerging media channels to grow from $1.0 billion in 2007 to $10.6 billion in 2012, representing a compound annual growth rate of 59%.

Challenges of Internet Advertising

Advertisers and advertising agencies have historically focused on traditional media channels such as television, print and radio. Advertisers would often rely on external expertise from creative agencies to plan and design their marketing campaigns and from media buying agencies to purchase inventory from different media publishers across different regions and advertising channels. The traditional marketing planning, creative and media buying processes typically involved limited use of technology and automation and the involvement of a small number of parties in each campaign. Online advertising represents a new paradigm shift for many of the traditional advertisers as it requires heavy reliance on sophisticated technologies and integration of creative and media buying processes. Planning, delivery and analysis of online campaigns require transformation in the underlying business models of agencies and advertisers and can be a highly complex and costly endeavor. Agencies and advertisers increasingly seek solutions and expertise to support them as the Internet becomes a more meaningful component of their business.

The key challenges faced by advertisers in utilizing the Internet as an advertising medium and distribution channel include:

—

Heightened complexity. The dispersed nature of the Internet audience, the fragmentation of advertising inventory, including multiple formats, processes, metrics and publisher-imposed creative restrictions, and the proliferation of rich and interactive online content increases the complexity for advertisers. Advertisers seeking to launch an online campaign must allocate their campaign expenditures across multiple advertising formats and channels, select relevant inventory, understand the technical capabilities of different websites, and aggregate and reconcile reports from multiple point solutions. Additionally, advertisers need to aggregate and analyze in real-time massive amounts of data that include millions of online advertising responses ranging from impressions and click-through events to registrations, purchases and many other forms of consumers’ actions.

—

Technology is not a core competency of advertisers and advertising agencies. Advertisers and advertising agencies are increasingly looking for technologies that enable them to manage online campaigns across multiple publishers, advertising networks and websites. Technology is not a core competency for most advertisers and advertising agencies, and the operational and technical challenges associated with assembling and building their own technology solutions to deliver online advertising campaigns can be significant and divert their attention from their core business.

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Increasing user engagement and effectively creating branding opportunities. The Internet provides a unique platform for enhancing user engagement. However, advertisers struggle to find ways to reach consumers and effectively build brand awareness. Standard banner advertisements, which are static by nature, have experienced an ongoing decline in click-through rate. Additionally, advertising redundancy and ineffective creative content can often result in underperforming advertising campaigns that fail to meet advertisers’ goals. As a result, advertisers are increasingly seeking solutions that enable them to enhance audience engagement, brand awareness and purchase intent. Rich media, video and emerging media formats yield high performance, high recall rates and enable advertisers to establish bi-directional engagements with their target audience and deliver rich and immersive experience.

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Proliferation of new emerging media formats and channels. The proliferation of emerging media formats and channels, such as mobile devices, game consoles and on-demand television, presents a challenge for advertisers to establish multiple channels of interaction with highly fragmented, interactive and targeted audiences.

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Lack of consistent and agnostic measurements. In order to enhance the overall effectiveness of their online campaigns and determine the optimal allocation of their advertising budget, advertisers need to integrate, compare and analyze campaign performance data in real-time from different third-party providers. Many third-party technology providers are affiliated with an advertising network or specific publisher website, limiting advertisers’ ability to analyze their online campaigns’ performance based upon neutral, accurate and reliable data. In addition, many of the existing systems and technologies are designed to deliver and measure only specific types of advertising, in multiple formats and channels, thereby providing advertisers with limited visibility into overall campaign performance. In some instances, multiple systems and technologies may provide conflicting views as individual systems may utilize different reporting metrics and standards.

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Ineffective delivery and measurement of global campaigns. While the global nature of the Internet presents an opportunity for advertisers to reach a global audience base, advertisers have been challenged by the need to tailor creative content to specific end markets, geographies or user preferences, and to aggregate and compare results on a global basis. With multiple technologies, standards and processes, advertisers increasingly seek solutions that will enable them to reach a global audience base with consistent delivery and measurement of creative content and metrics.

We believe that advertisers seeking to enhance delivery, measurement and tracking of their digital media campaigns need an independent, integrated campaign management platform with robust functionality and scalability to manage the growing volume of online campaigns, facilitate delivery of online campaigns to users across multiple formats and channels and strengthen user engagement and brand impact.

Our Solutions

We believe that our solutions address the challenges facing agencies and advertisers and provide the following benefits:

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Integrated online campaign management platform. Our solutions facilitate campaign creation, management, delivery, real-time measurement and tracking. Our platform allows for the scheduling and monitoring of multiple campaigns on multiple websites through a single web-based campaign management dashboard. Our solutions simplify inherent complexities of managing online advertising campaigns across multiple formats and channels with varying publisher-imposed creative restrictions. For example, our platform enables delivery of in-game advertising campaigns with over 60 leading ad-sponsored casual game titles across multiple portals delivered to millions of users.

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Independent delivery and measurement. We are the only major provider of integrated campaign management solutions not committed to, or affiliated with, a particular publisher, agency or agency group, or advertising network. Our independence allows us to provide objective insights and analysis to our customers and focus our services purely on their marketing objectives. Our campaign management platform interfaces with major portals, search engines and other publishers, providing our customers with a holistic view of their marketing data across formats and channels. Additionally, we are the only major provider that offers campaign management tools that allow our customers to measure the performance of their campaigns in real-time and compare the results across multiple formats and channels. Our customers are able to make real-time changes to their campaigns to maximize reach and effectiveness. Our platform provides a systematic approach to measuring return on investment, or ROI, allowing agencies to compare campaign performance using a consistent methodology across multiple formats, channels and publisher websites.

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Leading rich media and emerging media capabilities. We believe we are one of the leaders in supporting rich media, video and other formats and emerging media channels. Our platform enhances brand awareness and interaction and facilitates direct response by creating immersive, interactive experiences for consumers. We believe this improves the effectiveness of campaigns and results in improved awareness, user engagement and recall relative to more traditional media formats.

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Real-time measurements and analytics capabilities. The measurement and analytics features of our solutions far exceed what is possible from traditional online advertising. We are the only provider offering real-time monitoring capabilities and additional unique custom analytics tools. Our platform provides advertising performance statistics with over 85 unique metrics, such as display time, interaction rate and interaction time. This enhances our ability to measure various levels of users’ engagement and brand awareness and enhances our customers’ ability to optimize the performance of their overall campaigns delivered through our platform.

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Global campaign management. In 2007, we delivered campaigns for nearly 7,000 brand advertisers using approximately 2,500 media agencies and creative shops across over 2,500 global web publishers in over 40 countries worldwide throughout North America, South America, Europe, Asia Pacific, Africa and the Middle East, positioning us to benefit from the globalization of the online advertising industry. Our technology platform is accepted and supported by thousands of publishers worldwide, including the major portals. Our local sales and support, unique product capabilities and broad publisher acceptance enable us to deliver global or pan-regional advertising campaigns while providing us with unique insights to localize campaigns. Through our presence across multiple geographies and end-markets, we can provide customized and integrated global campaign management solutions.

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Custom development of services. We deliver to our customers an integrated campaign management solution in combination with customized services and solutions tailored to meet their specific campaign objectives. Our customers benefit from our expertise and knowledge in campaign planning, execution and analysis as well as consumer experience and branding best practices. We have designed our solutions to seamlessly integrate with existing online advertising solutions and technologies. As a result, our customers are able to leverage our solutions to maximize the performance of their campaigns while capitalizing on their existing investments in technologies and solutions. Our custom services include building custom advertising formats and complex creative implementations, quality assurance services, custom reporting, and data integration services and custom technology solutions services.

Our Strategy

Our goal is to continue to be a leading independent provider of online campaign management solutions and services to advertising agencies and advertisers globally across digital media channels. To achieve this goal, we intend to pursue the following strategies:

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Further penetrate our existing customer base. We intend to further develop strategic relationships with our customers to broaden the adoption of our solutions. We also see an opportunity to transition customers who currently retain us on a campaign-by-campaign basis to long-term contracts because we believe that users of our long-term service offerings are more likely to provide recurring revenues and utilize more of our integrated campaign management solutions. We intend to further penetrate our existing customer base by providing our solutions and services for additional brand names that are advertised by our current advertising agency customers. We believe our solutions and services are attractive to our customers because they enable them to deliver highly immersive and interactive campaigns that combine brand building with direct response objectives while providing them with an integrated and comprehensive campaign management platform that scales across multiple formats and channels. As of December 31, 2007, our campaign management solutions were being used by approximately 2,500 media agencies and creative shops who deliver campaigns in over 40 countries. We have had significant success penetrating our existing customers and attracting new customers in the past, growing revenue 62% in 2007 from 2006. We believe that this will continue to be an opportunity in the future.

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Extend technology leadership. We believe that the scalability and functionality of our comprehensive campaign management and rich media solutions provide us with a competitive advantage in the digital advertising market. Our technology is being used by many of the largest and most complex online operations in the world. Our research and development team is composed of web architects, engineers and systems analysts. We believe that our team of over 80 engineers and software developers is a strategic resource that enables us to respond rapidly to new market developments with leading technology solutions, product development and customization. We intend to continue to invest in improving the scalability, reliability and performance of our platform and in extending our solutions to interface with additional third-party services.

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Continue to invest in emerging media solutions. The extension of digital media to emerging media formats and channels creates new opportunities to deliver high impact advertising campaigns and measure and analyze the effectiveness of these campaigns across these formats and channels. By supporting delivery of campaigns across multiple formats and channels, we address the need for advertisers to reach consumers across new emerging media formats and channels. We offer our Channel Connect solution, which provides an innovative method of seamlessly interfacing with third party systems and allows our integrated campaign management platform to collect data from various formats and channels. Leveraging our broad expertise, the flexibility of these new formats and channels and our unique behavioral targeting capabilities, we help our customers to enhance the effectiveness and relevancy of their campaigns and improve ROI. We intend to continue to develop our campaign management platform to measure and analyze the effectiveness of these emerging media formats and channels.

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Expand our international presence. We plan to expand our addressable market by increasing our presence in international markets. We believe that these markets represent an important source of future growth as their adoption of digital media continues to grow and approach adoption levels in North America. We typically enter new markets through strategic relationships with local selling agents and generally consider acquiring a local selling agent when we believe such acquisition would benefit our business in the long-term. This strategy, combined with our global technology infrastructure, enables us to sell and support our solutions in new markets with minimal investment or time. We intend to continue to develop our online global marketing solutions and we see near-term opportunities to grow in Eastern Europe, the Middle East, Latin America and Greater China.

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Leverage our independence from publishers. We strive to align our interests with those of our agency customers so that we continue to address their needs in a way that enhances the value that we deliver. Our experience working with approximately 2,500 media agencies and creative shops globally has provided us with a deep understanding of agency processes and we intend to focus on solutions that improve the performance of campaigns while reducing costs incurred by agencies. Our simple and comprehensive platform allows our customers to remain focused on their core competencies of campaign strategy, creative and media efficiency without worrying about rapidly changing technologies. We intend to continue to adapt to the changing needs of our customer base over time by maintaining our focus on improving analytical capabilities.

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Develop new agency relationships. We believe that the strength of our platform and our independence, position us well to further penetrate the online advertising market and continue to grow our customer base. From the year ended December 31, 2006 to the year ended December 31, 2007 we grew our existing paying customer base by approximately 7.5%. We intend to grow our sales force opportunistically in new markets to support our growth objectives.

Our Solutions and Services

We are a leading independent global provider of online campaign management solutions and services. Our offering enables advertising agencies and advertisers globally to improve communication with consumers online across digital media channels and a variety of formats. Our customers benefit from increased reach, impact, message relevancy and accountability of their online campaigns. We were among the pioneers of rich media advertising and continue to be among the leaders of this field. We also provide optional customized professional services and support.

Our online advertising platform provides an end-to-end solution to manage online campaigns throughout their lifecycles, including:

—	planning and trafficking;

—	creative management;

—	delivery and targeting; and

—	analytics and monitoring.

Using our platform, these elements of the campaign management lifecycle can be applied to a wide range of channels, including personal computers and mobile devices, and formats, including ads using rich media and streaming video. See “—Formats and Channels.”

Planning and Trafficking

Effective planning for a digital media advertising campaign involves matching the campaign objectives with previously accumulated data about the advertising activities of the specific brand or of other brands in the same industry, or of other advertisers in general. Trafficking involves transforming a media plan to insertion definitions in the system. Our planning and trafficking solutions provide our customers with the capability to compare campaigns’ specifications and results and assist our customers in creating a media plan and campaign strategy, including design, placement and timing of advertisements. We maintain a central database of advertising creative specifications defined by web publishers. Creative specifications determine the rules that an ad creative must comply with in order to be permitted to run on ad spaces of a given publisher. This knowledge is crucial for a campaign to be accepted by multiple publishers. Our platform also analyzes specific media plans to present the common denominator for creative specifications across all publishers included in the plan. This allows the creative shops and the publishers to quickly confirm the ads fit within the creative specifications using our technology.

To assist our customers in the creation of their media plans, our platform enables the following:

—	historical performance reports for previous campaign results to enhance the selection of formats and channels for future campaigns;

—	performance benchmarks help establish the criteria for a successful campaign based on industry-wide benchmarks of the various data points;

—	publisher performance data, including performance by publisher and overlap between publisher audiences, as measured in previous campaigns; and

—	past data for media cost is available to assist with the procurement of inventory.

Once the media plan is complete, our solutions offer a number of options for trafficking, including an interface to Microsoft Excel or a web interface. We also provide additional planning and trafficking services as an optional add-on professional service, to help optimize our customer’s media plan. See “—Customized Services and Customer Support.” Once planning and trafficking are complete, the creative asset or assets are uploaded and delivered to the trafficked insertions.

Creative Management

The creative process utilizes our creative management capabilities. We provide creative designers and producers with the tools and services for creating effective online advertising with reduced costs and time to market.

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Creative authoring. Eyeblaster Workshop for Adobe Flash is an integrated tool for creative designers, embedded within the Flash environment, which provides efficiencies during ad production. Such efficiencies reduce production time enabling greater focus on creativity and impact. In addition, the tool was designed to facilitate collaboration and communication between various teams and experts that promote innovative and improved user experience and brand communication.

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Video management. Our platform enables the optimal creation and encoding of video for use within online advertising, including optimizing video quality for multiple formats and channels and various end-user bandwidths.

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Real-time creative adjustments. Our platform enables our customers to make real-time adjustments to the creative content of their campaigns, based on the real-time tracking and reporting enabled by our analytics solutions. See “—Analytics and Monitoring.”

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Asset management. Our platform manages a repository of creative asset content files, allows for real-time change to creative assets and matches them for later delivery into different insertion points during the delivery phase.

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Creative testing and sign-off. As a prerequisite to launching a campaign, publishers, advertisers and media agencies may require testing and approval of the creative pieces. This is especially important for rich media advertisements. Our platform allows publishers, advertisers, media agencies and other parties involved to preview, test and sign-off on ads before commencement of the campaign.

Delivery and Targeting

Our solutions enable delivery of advertisements to defined groups of users, at a distinct time and through the relevant method.

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Ad serving. Our platform transmits the ad content into ad insertions on publisher websites, assuring smooth and seamless consumer experience. Our network infrastructure is capable of delivering ads simultaneously to billions of users globally while maintaining high quality.

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Targeting. Our targeting tools enable our customers to deliver their message to specific consumer segments, which increases efficiency and improves the consumer experience. Some of our targeting capabilities include behavioral targeting (which enables our customers to deliver targeted ads to different audiences based on the way they have interacted with the ad or the customer’s website), geo-targeting, sequencing and time based targeting.

—	Personalization. Our personalization solution allows customers to personalize the messages that are delivered to users based on targeting criteria in real-time.

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Optimization. We offer several creative optimization tools to improve the consumer experience and to improve the ROI of the campaign. Our optimization tools include optimization of video quality per the user bandwidth capacity and the ability to test ad performance on defined groups of users and adjust campaigns to show the audience the best performing ads in real-time.

Analytics and Monitoring

Our analytics solutions enable clear and comprehensive monitoring, tracking and reporting of campaign execution, delivery and performance in multi-channel campaigns, to achieve campaign optimization and insights.

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Campaign monitoring. The availability of the relevant information about campaign performance in real-time is essential to improving the campaign’s performance. Our campaign monitor provides a quick snapshot of key performance indicators available in real-time, at fifteen-minute intervals, including click-through rate, interaction rate and ROI. The campaign monitor facilitates assessment of pre-campaign readiness to easily identify bottlenecks before campaign launch and runtime campaign delivery, performance and ROI. Our campaign monitor supports quick action-taking where resolution or improvements are required in an easy-to-use interface.

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Campaign tracking and online reporting. A comprehensive set of performance and delivery data is tracked in real-time and stored in our databases. The data tracked includes status of campaign execution, delivery of ad impressions, duration of ad view, user clicks and advance interactions and post-click and post-view activity on the advertiser website. We offer a broad range of standard account and campaign reports that can be extracted online or scheduled for automatic email delivery quickly and easily. The reports are grouped as follows:

¡	delivery reports measure the progress of an impression’s delivery against the plan;

¡	frequency reports measure user interaction rates and performance by exposure frequency and reach;

¡	engagement reports measure standard and custom interaction rates and duration;

¡	creative comparison reports measure the relative effectiveness of various creative units across multiple channels and different publisher websites;

¡	conversion reports measure post-click and post-view online activities on the advertiser website, conversion rates, and conversion value; and

¡	ROI reports measure the effectiveness of the campaign by using pre-defined campaign objectives.

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Advertising Business Intelligence. Our analytics solutions allow in-depth customized reporting and analysis of advertising data to meet the specific needs of each agency and advertiser. These reports are easily created through our analytics plug-in for Microsoft Excel. This plug-in makes campaign and cross-campaign data dynamically available to Excel users, integrated with powerful analysis tools such as Excel Pivot Table.

Formats and Channels

Our solutions enable our customers to optimize their media plan using a wide range of digital media channels and formats. Digital media channels include a combination of the device through which the ad is delivered, which today is primarily personal computers, but increasingly mobile devices and, in the future, will include game consoles and on-demand television, and the content in which the ad is delivered, including websites, streaming video, games, instant messaging, web search, applications and downloadable applications or gadgets. Our solutions enable the placement of ads through multiple ad formats, such as a variety of banners, in-stream video ads, full page ads, including ads that float or overlap web pages, button links and text links, using a variety of media types, including rich media, both animation-based and video, static media and text.

Key functionalities we provide include our rich media, in-stream video, in-game and instant messaging capabilities.

Rich Media. Eyeblaster Rich Media provides our customers with the solution for creating, delivering, and managing the rich media portion of a digital campaign. Eyeblaster Rich Media allows customers to choose from a wide range of formats, create interactive ads to engage their audience, and track and manage campaign performance.

Rich media formats enable a very high level of flexibility that promotes creation of high impact ads. Examples of our rich media formats include:

—	Expandable banners. Expandable banners allow users to unfold additional ad content from an initially smaller banner, typically by rolling over the banner with the mouse.

—	Polite banners. Polite banners enable complex creative executions, including video and rich animation, while assuring an insubstantial initial loading interference.

—	Synchronized banners. Synchronized banners consist of multiple banners that participate in a single collaborative interaction.

—	Additional formats. Additional rich media formats include out-of-banner ads, full page ads and transitional video ads.

Rich media interactive capabilities enable a high level of interactivity while eliminating development effort on behalf of ad agencies. Examples of our ad interactive features include:

—	Data collection. Data collection allows the consumer to engage with an advertisement by inputting details into the advertisement.

—	Dynamic data. Dynamic data allows advertisers to feed information from other sites over XML or RSS.

—	Polling. Polling capabilities can be placed within a banner enabling results to be quickly directed to the consumer after they express their opinion.

—	Sync ad communication. Sync ad communication allows the creative animation to cross over from one banner to another on the same page.

—	Video embedding. Our solutions facilitate the use of video for advertising purposes, including bandwidth optimization, tracking and multiple video formats.

In-Stream Video. In-stream video advertising consists of pre-roll, mid-roll, post-roll or overlay video format, displayed alongside broadband video content on a publisher website. Eyeblaster video enables our customers to easily integrate video components across different advertising formats. Eyeblaster video includes a set of tools designed to ease the integration and maximize the performance of video ads in the different advertising formats. These tools include easy-to-use drag and drop templates, different delivery options, automatic encoding and optimization of quality of video per user bandwidth capabilities.

In 2007, we introduced a third-party serving solution for in-stream video, which we refer to as Channel Connect for In-Stream. The solution streamlines support across various publisher websites and uses the same video asset for delivery across multiple formats and channels. Once a video is uploaded to our system, it is immediately available on all ad formats and channels.

In-Game. According to a recent eMarketer report, in-game advertising is fast becoming a strong, contending advertising platform. Our unique in-game advertising services enable delivery of high quality video ads and images into the electronic games environment in electronic games that are downloadable from the Internet. We enable in-game advertising with over 60 leading ad-sponsored casual game titles across multiple portals delivered to millions of users. Our in-game advertising consistently delivers significantly higher performance results than web advertising.

Instant Messaging. Advertising banners within instant messaging clients offer advertisers the ability to reach consumers beyond their surfing experience. Eyeblaster provides rich media capability for instant messaging advertising, including polite download, video, expandable banners and others. Instant messaging impressions are integrated with other channels of our platform, enabling cross targeting and cross optimization between instant messaging ads and other display ads.

Additional Capabilities. We are also developing additional capabilities to permit delivery of ads through game consoles and video-on-demand.

Customized Services and Customer Support

Optional Customized Services. We also offer our customers a range of optional customized professional services, which we provide as part of our solutions, including:

—	Trafficking services. We offer trafficking services for media plans established on our platform.

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Creative implementation services. We offer various levels of creative services, including full creative, production and quality assurance. We also provide video repurposing and encoding services to ensure high video quality and viewing experience.

—	Research and analysis services. We offer data related services, including campaign analysis, periodic brand review and periodic vertical industry review.

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Custom reporting and data integration services. We offer reporting services to complement our analytics tools. We also offer a data integration service for creating a data feed between our platform and their internal reporting systems.

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Custom solutions services. We offer a service of custom solutions that enable unique advertising applications, including the development of advanced interactive user experiences that go beyond common functionalities in the market today.

Customer service and support. We believe that superior customer support is critical to retaining and expanding our customer base. Our customer support program assists our customers in the use of our services and identifies, analyzes and solves problems or issues with our services. Our customer support group is available to customers by telephone or e-mail or through our website 24 hours per day, 7 days per week during the campaign period. We offer specialized support for the different customer type– media, creative and publisher. We also operate an advanced support group for more complex support requests.

Technology, Infrastructure and Research and Development

Technology and Infrastructure

We have developed a proprietary set of modules and technologies that collectively serve as the foundation for our integrated campaign management platform. The modular design of our solutions allows for high scalability, availability and extensibility of our platform while enabling for seamless integration with our customers’ existing technologies and systems. The following architectural modules form the foundation for the delivery of a variety of features within our solutions:

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Ad serving and targeting. Our ad serving and targeting technology is based on a set of proprietary server side applications and databases that are responsible for serving ads based on predefined or customized configurations that can be changed in real time. Our servers include modules for creative optimization, creative rotation, behavioral targeting, ad delivery, filtering and tracking capabilities. Our servers were designed as independent components to ensure high availability and performance.

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Ad display. Our ad display module includes a set of technologies for ad display on a variety of consumer devices, such as PC web browsers, mobile phones and interactive games. The display modules use proprietary code for detecting user display capabilities and present the ad display based the specific configuration of each user. Our ad display modules allow for unique targeting and optimization by tracking user interactions and engagement with the ads.

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Analytics. Our analytics module utilizes a robust and scalable architecture that allows high-speed processing of large amounts of information for reporting purposes and online campaign optimization. Our platform allows for capturing, processing and aggregation of campaign performance data in an efficient manner that allows for real-time campaign monitoring and optimization. The architecture includes multi-tier processing servers and databases that are responsible for log files analysis, aggregation and indexing for advanced business intelligence queries. Our analytics module is highly extensible through data feed application programming interfaces that allow third-party analytics tools to interface with our systems.

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Administrative interface. Our technology includes an advanced interface layer for performing the full range of administrative operations involving ad campaign management. The interface includes proprietary web user interface infrastructure that allows fast creation and customization of web base management applications. The infrastructure complies with the World Wide Web Consortium standards, providing support for all major web browser applications. The administrative interface is connected to our other architectural modules in a manner that allows real-time updates to campaign configuration. The administrative interface is accessed daily by thousands of media agencies, creative shops and publishers, and is designed for high availability and global accessibility.

Our campaign management platform is also designed for optimal delivery of rich media campaigns, which require streaming of large media files over the Internet. Additionally, rich media campaigns require the collection and processing of large amounts of data, which our ad serving systems are designed to handle. Our campaign management platform also allows for easy integration with Content Delivery Networks from leading providers, principally Akamai, for efficient delivery and routing of large media files.

We have programmed the majority of our applications using industry-standard software programming languages, such as C++ and .NET, to maximize performance and scalability while allowing for easy integrations with other systems and technologies and reducing our overall time to market.

Our hardware consists primarily of Intel-based servers from various vendors, networked behind firewalls and networking load balancers in 6 different third-party data centers in New York, Los Angeles, Amsterdam, Tokyo, Beijing and Singapore. Our servers, storage and networking hardware are clustered to ensure high availability, redundancy and scalability. The modular design of our systems allows us to grow capacity incrementally by adding servers and network equipment as necessary with little additional cost.

Our systems are monitored 24 hours a day, seven days a week and 365 days a year using proprietary and non-proprietary monitoring systems and are managed by highly experienced teams of system and network technicians and engineers.

Research and Development

Our research and development center is based in Israel. The focus of our research and development team is to enhance our existing products and develop new products to meet our customers’ changing digital marketing needs. The research and development team is composed of over 80 engineers and software developers. Specialties include database programming, high load server, web application, browser, desktop, gaming and mobile technologies. Most of our engineers have been with us for several years and had a major contribution to building the foundations of our architecture.

Customers

Our campaign management solutions and services are used by media agencies, creative agencies and publishers who collaborate with advertisers to deliver better ad campaign results. Online media campaigns are generally managed by an advertising agency for an advertising client. We are generally hired and paid by the advertising agency to manage the online campaign and coordinate with the media agency, the creative agency and the publishers to deliver the ad, although in certain cases we are also hired and paid by publishers.

While we are paid by agencies and publishers, in some situations other constituents decide to retain us and we view ourselves as providing services to all relevant parties. We serve a diversified base consisting of a great majority of the online advertising industry in all key markets. We currently serve:

—	approximately 2,500 media agencies and creative shops worldwide, including Mediacom, Mindshare, Zenith Optimedia, OMD, Zed Media, MEC and Media Contacts;

—	over 2,500 global web publishers who are Eyeblaster-enabled, including Yahoo!, MSN, MySpace, AOL, Real Networks and Kelley Blue Book; and

—	nearly 7,000 brand advertisers in every major product vertical, including Nike, Sony, Toyota, Ford, McDonalds, Vodafone and Mastercard.

Sales and Marketing

We sell our services through a combination of direct sales channels and dedicated local selling agents. Our marketing goals and objectives are to build brand awareness, generate sales leads, support sales with tools and activities, and clearly communicate our value proposition.

Our marketing programs include a variety of public relations, public events, advertising and seminars. Our main marketing activities include: advertising campaigns, web content and engagement, press releases and articles, journalist and analyst relationship programs, event sponsorships, speaking engagements, promotional email campaigns, and customer events and seminars.

We sell our services primarily through our direct sales force, which is comprised of sales managers and presales engineers. Our sales managers are responsible for sales to customers in their designated coverage territory. Some of our sales personnel are focused on a certain service line or on a certain type of customer (e.g., web publishers). Once a sales manager obtains a new customer, the sales manager transitions the new business to account managers in our service organization for execution and ongoing communication. Our sales force is divided into two operations: a North American sales force and an international sales force. The North American sales force is responsible for five regions within the United States and Canada, with offices in New York (corporate headquarters), Illinois, Massachusetts, Texas and California. The international sales force is responsible for two regions consisting of Europe, the Middle East and Africa and the Asia-Pacific, with sales representatives located in the United Kingdom, France, Germany, Spain, Australia, Netherlands, Italy, South Africa, Brazil, Japan, China, India, Korea, Greece and Austria.

We also have multiple international strategic relationships with local selling agents to help facilitate the growth of our business and sales in other countries around the world, including the Netherlands, South Africa, Brazil, Japan, China, India and Korea. These strategic relationships are important to help us better understand our international markets and their local preferences. In order to define the terms of the relationship, we have entered into agreements with each of these local selling agents pursuant to which they sell and distribute our solutions and services in their local jurisdiction. The terms of the agreements are generally for one year, with a one year automatic renewal unless one party provides 60 days written notice that it does not wish to renew or we and the local selling agent cannot agree on sales targets. The contracts are generally terminable only for cause, but some of our agreements are terminable by the local selling agent upon shorter notice. We also generally enter into separate non-disclosure/confidentiality and non-competition and non-solicitation agreements that provide that during the term of the contract and generally for generally 12 months afterward the local selling agent will not: (i) acquire, develop, market, sell or promote any product, service, system, platform or technology reasonably deemed to be competitive with our products, services, systems, platforms or technologies; (ii) engage in, have any financial interest or management position in, or solicit to anyone else to engage in, any business that competes directly with our business operations; or (iii) solicit any of our employees to work for an entity in which the local selling agent has a financial interest or management position. Upon the expiration of the non-compete agreement, the local selling agent will not be prevented from conducting business with our competitors and our competitors may benefit from the knowledge our local selling agent gained through our strategic relationship, although the local selling agent must surrender any records and files immediately upon termination of the agreement. We generally pay the local selling agent a commission based on sales they generate. In the year ended December 31, 2007, approximately $7.3 million, or 16%, of our revenues were generated through these strategic relationships.

Although the United States is our single largest sales country, revenues from customers outside the United States increased 94% from $16.5 million in the year ended December 31, 2006 to $32.0 million in the year ended December 31, 2007. Revenues from customers outside the United States represented 71% of total revenue in the year ended December 31, 2007. We have direct sales offices in the United Kingdom, France, Germany, Spain, Portugal, Hong Kong and Australia. In addition, our local selling agents promote our services and brand in 20 other countries. In 2007, we delivered campaigns in over 40 countries. Our global presence and relationships with publishers and agencies give customers an added benefit in servicing pan-regional or global campaigns, which is an increasing opportunity as a result of the globalization of the advertising industry.

Competition

The markets in which we operate are rapidly evolving and highly competitive. We expect this competitive environment to continue. We believe that the principal competitive factors affecting the market for digital advertising services and tools are existing strategic relationships with customers and vendors globally, ease of use, innovation, quality of service, data analysis, breadth and quality of ad serving technology, functionality, including local language support, and price.

With respect to these significant competitive factors, we believe that our solutions and services are stronger than our competitors in the areas of ease of use, innovation, quality of service, data analysis, breadth and quality of ad serving technology and functionality. For example, we are the only provider offering real-time monitoring capabilities and additional unique custom analytics tools that allow us to measure various levels of users’ engagement and brand awareness. We have an advantage that many of our competitors lack because our technology platform is accepted and supported by thousands of publishers worldwide, including the major portals, and we are able to customize our services and solutions to meet our customers’ specific competitive needs. In addition, we believe that our integrated platform is a significant advantage when compared to some of our competitors who only offer point solutions. However, due to the uniqueness of our solutions and services, we do not seek to be a price leader and as a result of the recent consolidation trend of internet advertising networks, we may experience increased pricing pressures. Additionally, as vertical consolidation within the industry increases, we may be in a disadvantageous position, see “Risk Factors—We face significant and increasing competition from Google and Microsoft as a result of their pending and recent acquisitions of our primary competitors, DoubleClick and aQuantive, respectively, and may not be able to compete successfully with such powerful competitors.”, “Risk Factors—We face intense and increasing competition from other companies within our industry and may not be able to compete successfully with such competitors.” and “Risk Factors—Consolidation of Internet advertising networks, web portals, Internet search engine sites and web publishers may impair our ability to serve advertisements and to collect campaign data, and could lead to a loss of significant customers.”

We compete against other integrated campaign management and ad serving providers and stand-alone rich media companies. Our main competitors in the campaign management and ad serving category are DoubleClick (which is currently in a pending acquisition with Google), Atlas (which was acquired by Microsoft in May 2007) and Zedo. Our main competitors in the stand-alone rich media category are niche players, such as PointRoll, Eyewonder and FlashTalking.

The consolidation of our competitors into larger publishing organizations with increased resources is a recent trend in the industry. The effects of such acquisitions on the market are still unclear. We believe that our independent position in the industry is one of our competitive advantages, and see the consolidation trend as an opportunity to offer agnostic, independent solutions that support multiple channels, formats and publishers equally and focus on the media buy-side requirements.

Intellectual Property

Our intellectual property rights are important to our business. We believe that the complexity of our products and the know-how incorporated in them makes it difficult to copy them or replicate their features. We rely on a combination of confidentiality clauses, copyrights and, to a lesser extent, patents and trademarks to protect our intellectual property and know-how.

To protect our know-how and trade secrets, we customarily require our employees, customers, and third party collaborators to execute confidentiality agreements or otherwise agree to keep our proprietary information confidential when their relationship with us begins. Typically, our employment contracts also include clauses requiring our employees to assign to us all inventions and intellectual property rights they develop in the course of their employment and agree not to disclose our confidential information. Because software is stored electronically and thus is highly portable, we attempt to reduce the portability of our software by physically protecting our servers through the use of closed networks and with physical security systems which prevent their external access. We also seek to minimize disclosure of our source code to customers or other third parties.

The online advertising industry is characterized by ongoing product changes resulting from new technological developments, performance improvements, and decreasing costs. We believe that our future growth depends to a large extent on our ability to profoundly understand our clients and their needs and be an innovator in the development and application of technology. As we develop next generation products, we intend to pursue patent and other intellectual property rights protection, when practical, for our core technologies. As we continue to move into new markets, we will evaluate how best to protect our technologies in those markets.

As of March 3, 2008, we had a limited patent portfolio. We had two issued U.S. patents, three pending U.S. patent applications, and six provisional U.S. patent applications. We also had one published Israeli patent application and two pending Israeli patent applications. We cannot be certain that patents will be issued as a result of the patent applications we have filed.

Employees

As of December 31, 2007, we employed approximately 221 full-time and 3 part-time employees. None of our employees is represented by unions. We consider our relationship with our employees to be good and have not experienced significant interruptions of operations due to labor disagreements.

Facilities

Our headquarters are in New York, New York, where we currently lease approximately 11,000 square feet under a lease expiring in January 2015. We also lease office space in Ra’anana, Israel; London, England; Chicago, Illinois; Los Angeles, California; San Francisco, California; Paris, France; Sydney, Australia; and Hamburg, Germany under leases expiring in at various times between June 2008 and January 2012. We believe that our properties are in good operating condition and adequately serve our current business operations. We also anticipate that suitable additional or alternative space, including those under lease options, will be available at commercially reasonable terms for future expansion.

Legal Proceedings

From time to time we are a party to various litigation matters incidental to the conduct of our business. There is no pending or threatened legal proceeding to which we are a party that, in our opinion, is likely to have a material adverse effect on our future financial results.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding the executive officers, directors and key employees of Eyeblaster, as of the date of this prospectus:

Name	Age	Position
Gal Trifon	39	Chief Executive Officer, President and Director
Michael J. Kelly	50	Chairman of the Board
Ofer Zadikario	35	Chief Solutions Officer and Director
Sarit Firon	41	Chief Financial Officer
Nir Yaron	39	Vice President Corporate Development
Yoav Arnstein	36	General Manager, North America
Joe Girling	45	General Manager, International
Amit Rahav	38	Vice President Marketing
Deven Parekh	38	Director
Eli Barkat	44	Director
Jonathan Kolber	46	Director
Guy Gamzu	41	Director

Gal Trifon has served as President, CEO and director since August 2001. From January 2002 to January 2008, Mr. Trifon served as Chairman. Mr. Trifon is one of our co-founders and was the original technology architect of the Eyeblaster Rich Media Platform. From December 2000 to June 2001, Mr. Trifon served as Vice President of Business Development and from September 1999 to December 2000 as Vice President for Research and Development. Prior to co-founding Eyeblaster, Mr. Trifon served as research and development team manager in VCON, a provider of video, audio and data conferencing solutions, from 1996 to 1999. Mr. Trifon holds a B.Sc. in Computer Science and Economics from Tel Aviv University, Israel.

Michael J. Kelly has served as Chairman of the Company since February 2008. Prior to joining us, Mr. Kelly was President of AOL Media Networks from February 2004 to October 2007. From September 2002 to February 2004, Mr. Kelly was the President of Global Marketing at Time Warner. From March 2000 to September 2002, Mr. Kelly served as the CEO of America Town Network, which he founded. From 1983 to 2000, Mr. Kelly held various executive positions at Time, and performed management assignments at Fortune magazine and Entertainment Weekly. From 1996 to 2000, Mr. Kelly served as the Publisher of Entertainment Weekly. Mr. Kelly holds a B.A. in Political Science from the University of Illinois.

Ofer Zadikario has served as Chief Solutions Officer since October 2007 and as a director since September 2001. Mr. Zadikario is one of our co-founders and the main architect of Eyeblaster’s original Rich Media Platform. From August 2001 to October 2007, Mr. Zadikario served as Vice President of Research and Development. Prior to co-founding Eyeblaster, Mr. Zadikario served as an information systems engineer developing decision support systems for Intel, from 1997 to September 1999. Mr. Zadikario holds a B.Sc. in Information Systems Engineering from Ben-Gurion University of the Negev, Israel.

Sarit Firon has served as Chief Financial Officer since October 2007. Prior to joining us, Ms. Firon served as CFO and Vice President of Finance of Olive Software, a provider of digital publishing solutions, from May 2005 to October 2007. From January 2000 to October 2004, Ms. Firon served as the Chief Financial Officer of P-Cube, a provider of IP service control solutions (which was acquired by Cisco Systems). From January 1995 to December 1999, Ms. Firon served as the Chief Financial Officer of RADCOM (NASDAQ: RDCM), a provider of probe-based network monitoring solutions. From November 1991 to December 1994, Ms. Firon served as a senior auditor with Kesselman and Kesselman, a member of PricewaterhouseCoopers. From October 2000 to December 2006, Ms. Firon served as a director of Metalink (NASDAQ: MTLK), a global provider and developer of high performance wireline and wireless broadband communication silicon solutions for telecommunication, networking and home broadband equipment makers. Ms. Firon holds a B.A. in Accounting and Economics from Tel-Aviv University, Israel, and is a Certified Public Accountant.

Nir Yaron has served as Vice President for Corporate Development since January 2008. From August 2001 to December 2007, Mr. Yaron served as Chief Operating Officer and from August 2001 to October 2007, Mr. Yaron acted as principal financial officer. From August 2000 to January 2004, Mr. Yaron served as a director. Prior to joining us, Mr. Yaron served as Vice President for Business Development at Isramco/Equital Group, an investment group, from 1999 to July 2001. From 1996 to 1999, Mr. Yaron was an associate with the Israeli law firm, Erdinast, Ben Nathan & Co., where he focused on commercial and litigation practice areas. From 1992 to 1996, Mr. Yaron served as a software applications specialist at Scitex, a technology company. Mr. Yaron holds an LL.B. and a B.A. in Economics from Tel-Aviv University, Israel.

Yoav Arnstein has served as General Manager of North America since August 2006. Mr. Arnstein served as General Manager of Internal Operations from January 2004 to July 2006, and as Director of Operations for Europe from February 2002 to December 2003. Prior to joining us, Mr. Arnstein served as a regional Professional Services Manager for Seebeyond, a provider of business integration software (which was acquired by Sun Microsystems), from January 2000 to October 2001. From 1997 to 1999, Mr. Arnstein served as a software developer for VCON, a provider of video, audio and data conferencing solutions. Mr. Arnstein holds a B.Sc. in Computer Science from Tel-Aviv University, Israel, and an M.S. in Computer Engineering from Technical University of Denmark.

Joe Girling has served as General Manager of International Operations since September 2006. Prior to joining us, Mr. Girling served as a Regional Manager, Central and East Europe, Africa and the Middle East for Adobe Systems from September 2000 to June 2006. From 1996 to 2000 Mr. Girling was UK Corporate Sales Director for Adobe Systems. From 1993 to 1996, Mr. Girling was Region Sales Manager, Western Europe for Frame Technology. Mr. Girling holds an HND in Production Engineering from Kingston University, U.K.

Amit Rahav has served as Vice President for Marketing since January 2007. Prior to joining us, Mr. Rahav served as Vice President for Marketing of Orbotech during 2006. From 2004 to 2005, Mr. Rahav served as Vice President for Marketing of Emblaze Mobile. From 2000 to 2004, Mr. Rahav served as Vice President for Marketing of MessageVine. From 1999 to 2000, Mr. Rahav served as Director of Marketing of BMC Software. Mr. Rahav holds an LL.B. from Tel-Aviv University, Israel.

Deven Parekh has served as a director since January 2004. Mr. Parekh joined Insight Venture Partners in January 2000, and has served as a Managing Director of the firm since January 2001. Prior to joining Insight, Mr. Parekh was with Berenson Minella & Company, a New York-based merchant banking firm from 1992 to 2000. From 1991 to 1992, Mr. Parekh was with The Blackstone Group. Mr. Parekh currently serves as a Director of Connexus, eCommerce Industries, Football Fanatics, Netshops, Newegg.com, Punch! Software, Seevast and Ziff Davis Enterprise. Mr. Parekh holds a B.S. in Economics from the Wharton School at the University of Pennsylvania.

Eli Barkat has served as a director since April 2007, and was nominated by Sycamore Technologies Ventures L.P. (“Sycamore”) based on a stockholders agreement which will terminate upon the closing of this offering. In 1988, Mr. Barkat co-founded BRM Group, which developed an anti-virus technology that was sold to Symantec in 1992. Following the sale, Mr. Barkat was involved in turning BRM Group into an incubator venture firm that invested in several internet infrastructure companies. From 2000 to 2003, Mr. Barkat held an advisory position in BRM Capital I and in January 2004 rejoined formally to BRM Capital, assuming the position of Managing Director. Mr. Barkat co-founded BackWeb in 1995 and served as Chief Executive Officer from 1995 to 2004. Mr. Barkat currently serves as Chairman of BackWeb and as a director of GigaSpaces, SupportSpace, Pando and Pudding Media. Mr. Barkat holds a B.Sc. in Computer Science and Mathematics from the Hebrew University of Jerusalem, Israel.

Jonathan Kolber has served as a director since May 2007, and was nominated by Sycamore based on a stockholders agreement which will terminate upon the closing of this offering. Mr Kolber served as Chief Executive Officer of Koor Industries from 1998 to August 2006, and from August 2006 to August 2007 he served as Koor’s Chairman. Mr. Kolber served as President of Claridge Israel from 1989 to 2001 and as Vice President of Claridge from 1986 to 1990. Mr. Kolber was associated with Cemp Investments from 1985 to 1987. Mr. Kolber holds a B.A. in near eastern languages and civilizations from Harvard University and a certificate in advanced Arabic from the American University of Cairo, Egypt.

Guy Gamzu has served as a director since January 2000. In 1998, Mr. Gamzu founded Cubit Investments, a privately owned investment company, specializing in early stage venture finance. Mr. Gamzu has served as Cubit’s Managing Director since inception. Mr. Gamzu currently serves as Chairman of Cubit and as a director of Eyeclick, Tradonomi, Sightix and Trivia On Net. Mr. Gamzu holds a B.S. in Business Studies, Marketing and Finance from City University Business School in London, U.K.

Board Composition

Our board of directors currently consists of seven directors, Michael J. Kelly, Gal Trifon, Ofer Zadikario, Deven Parekh, Eli Barkat, Jonathan Kolber and Guy Gamzu.

Immediately prior to the completion of this offering, we intend to appoint additional independent directors to our board of directors, some of whom may potentially replace existing directors. We have determined that each of Mr. Kelly, Mr. Parekh and              is an independent director within the meaning of the applicable rules of the SEC and NASDAQ, and that each of Mr. Kelly and Mr.              is also an independent director under Rule 10A-3 of the Exchange Act for the purpose of audit committee membership. In addition, our board of directors has determined that              is a financial expert within the meaning of the applicable rules of the SEC and the NASDAQ.

Following the offering, we expect that our board of directors will consist of seven directors. Our amended and restated by-laws will provide that our board of directors will consist of no less than three and no more than 11 persons, and that the exact number of members of our board of directors will be determined from time to time by resolution of a majority of our entire board of directors. Upon completion of this offering, our board will be divided into three classes as described below, with each director serving a three-year term and one class being elected at each year’s annual meeting of stockholders. Messrs.              and              will serve initially as Class I directors (with a term expiring in 2009). Messrs.              and              will serve initially as Class II directors (with a term expiring in 2010). Messrs.             , and              will serve initially as Class III directors (with a term expiring in 2011).

In order to comply with NASDAQ and SEC rules, we intend to appoint additional directors such that a majority of each board committee will be independent within 90 days from the listing of our shares on the NASDAQ Global Market and all members of each board committee will be independent within one year from the listing of our shares on the NASDAQ Global Market, and a majority of our entire board of directors will be independent within one year from the listing of our shares on the NASDAQ Global Market.

Board Committees

Prior to the consummation of this offering, we will establish the following committees of our board of directors:

Audit Committee. The Audit Committee of our board of directors will consist of Michael J. Kelly,              and             . Mr.              will serve as the Chairman of the Audit Committee. The Audit Committee will operate pursuant to a charter that will be approved by our board of directors. The Audit Committee will review our internal accounting and financial controls and the accounting principles and auditing practices and procedures to be employed in preparation and review of our financial statements. The Audit Committee also will supervise the engagement of independent public auditors and the scope of the audit to be undertaken by such auditors.

Compensation Committee. The Compensation Committee of our board of directors will consist of Michael J. Kelly, and             . Mr.              will serve as the chairman of the Compensation Committee. The Compensation Committee will operate pursuant to a charter that will be approved by our board of directors. The Compensation Committee will review and, as it deems appropriate, recommend to the board of directors policies, practices and procedures relating to the compensation of the officers and other managerial employees and the establishment and administration of employee benefit plans. The Compensation Committee will exercise all authority under our employee equity incentive plans and advise and consult with our officers as may be requested regarding managerial personnel policies.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee of our board of directors will consist of             ,              and             . Mr.              will serve as the chairman of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee will operate pursuant to a charter that will be approved by our board of directors. The Nominating and Corporate Governance Committee will review and, as it deems appropriate, recommend to the board of directors policies and procedures relating to director and board committee nominations and corporate governance policies.

Stock Option and Incentive Plan

General. Our board of directors and our stockholders adopted our Stock Option and Incentive Plan in December 2001 and amended the Plan from time to time, the most recent amendment being made as of April 16, 2007, at which time it was renamed the 2007 Stock Option and Incentive Plan (the “Plan”). The Plan provides for the award of non-qualified and incentive stock options, restricted shares and restricted stock units.

Share reserve. 3,635,086 shares of our common stock were authorized for issuance under the Plan. Shares subject to an award that are not purchased or issued, or are forfeited, will again be available for future awards under the Plan. As of December 31, 2007, options to purchase a total of 2,255,263 shares of our common stock were outstanding under the Plan, of which 781,745 were vested. A total of 339,589 shares of our common stock have been issued upon the exercise of options granted under the Plan.

Adjustments. In the event of any stock split, reverse stock splits, recapitalization, reclassification, combination of shares, exchange of shares, stock dividend or other distribution payable in capital stock, or other increase or decrease in such shares (not including a change in control), we will make appropriate equitable adjustments to the number and type of shares available for awards under the Plan and to the number and type of awards granted, including a corresponding and proportionate adjustment in the option price per share, in order to preserve the value of outstanding and future awards under the Plan.

Administration. The Plan is administered by our board of directors, which has delegated its authority under the Plan to our Compensation Committee.

Eligibility. Awards under the Plan may be granted to our employees (including officers), directors and consultants. Incentive stock options may only be granted to our employees. The board of directors or the Compensation Committee determines which individuals are granted awards under the Plan.

Termination of service. Generally, if an award recipient’s service with us terminates other than by reason of death, disability or for cause, vested options will remain exercisable for a period of three months following the termination of the award recipient’s service. Certain grants held by our senior executives may provide for post-employment exercise periods of up to the original option term. If an award recipient’s service terminates due to death or disability, vested options will remain exercisable until the earlier of the first anniversary of such termination or the original expiration date. If an award recipient’s service is terminated for cause, all options held by the award recipient, whether vested or unvested, will terminate immediately. An award recipient’s unvested options will terminate immediately upon the cessation of his or her service with us. Awards of restricted stock, upon which the restrictions have not yet lapsed, will be forfeited upon a cessation of service to us.

Non-transferability of awards. Options granted under the Plan are not transferable other than by will, the laws of descent and distribution, a domestic relations order or, if authorized by the applicable award agreement, may be transferred to a family member as a gift or given to an entity which is majority owned by the award recipient or his or her family members. Generally, during the award recipient’s lifetime only he or she may exercise the award.

Stock options. Our Compensation Committee determines the exercise price of options at the time the options are granted. The exercise price of an incentive stock option may not be less than 100% of the fair market value of our common stock on the grant date. Our Compensation Committee determines at what time and under what conditions options vest and become exercisable. The Plan permits payment to be made by cash, check, wire transfer, full recourse promissory note or, to the extent permitted by law and at the board of directors’ discretion, through tender of our stock, which, if acquired by us, would have been held for at least six months at the time of tender and which was valued at fair market value on the date of exercise. The term of an option may be no more than ten years.

Restricted stock and restricted stock units. We may grant restricted stock or restricted stock units under the Plan, subject to restrictions and conditions to be determined by our board of directors at the time of grant. Holders of our restricted stock, unless otherwise provided in the applicable award agreement, have the right to vote such stock and receive dividends. Our board of directors may provide that any such dividends must be reinvested in shares of stock. Holders of our restricted stock units will have no rights as stockholders. No restricted stock or restricted stock units were issued as of December 31, 2007.

Restrictions on restricted stock and restricted stock units. Restricted stock and restricted stock unit awards under the Plan will be subject to such restrictions as our board of directors may determine, including continued service or the satisfaction of corporate or individual performance objectives.

Change in control. The Plan provides that in the event of a merger or consolidation in which we are not the surviving entity, our dissolution or liquidation, a sale of all or substantially all our assets, or any transaction which results in any person or entity, who is not a stockholder of ours or an affiliate, owning 50% or more of our combined voting power and in which outstanding Plan awards are not assumed by the surviving entity, then (i) all outstanding shares of restricted stock and restricted stock units will vest immediately and all restrictions applicable to such awards will lapse, and (ii) all outstanding options will become immediately exercisable 15 days prior to the consummation of the transaction. Any exercise of an option in this period will be contingent on the occurrence of the change in control. Upon consummation of the change in control, the Plan and all outstanding options will terminate unless provision is made in writing for the assumption of the options, restricted stock and restricted stock units or for the substitution for the options, restricted stock and restricted stock units of new awards, in connection with the change in control. Under the Plan, at the discretion of the committee appointed by the board of directors to administer the Plan, cash or other assets may be offered in lieu of the replacement of our awards for analogous awards of the surviving entity.

Parachute limitations. If an award recipient is a “disqualified individual,” as defined in Section 280G(c) of the Internal Revenue Code (the “Code”), and an award to the recipient would constitute a “parachute payment,” which is subject to excise tax, to the extent that his or her total after-tax award and any other amounts contingent on the change in control would be less than the maximum after-tax amount that could be given to the recipient without causing such excise tax liability, the recipient may choose to have his or her award reduced.

Amendment and termination. Our board of directors may amend, suspend or terminate the Plan at any time. Generally, no action by our board of directors may alter or impair any awards previously granted under the Plan without the consent of the award recipient.

U.S. federal income tax consequences

The following is a general summary of the material U.S. federal income tax consequences of the grant and exercise and vesting of awards under the Plan and the disposition of shares acquired pursuant to the exercise of such awards and is intended to reflect the current provisions of the Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state, local and payroll tax considerations. Moreover, the U.S. federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant.

Incentive options. The Code requires that, for treatment of an option as an incentive stock option, shares of our common stock acquired through the exercise of that option cannot be disposed of before the later of (i) two years from the date of grant of the option, or (ii) one year from the date of exercise. Holders of incentive stock options will generally incur no federal income tax liability at the time of grant or upon exercise of those options. However, the spread at exercise will be an “item of tax preference,” which may give rise to “alternative minimum tax” liability for the taxable year in which the exercise occurs. Any gain or loss realized upon disposition of the shares will constitute long-term capital gain or loss, as the case may be. Assuming both holding periods are satisfied, no deduction will be allowed to us for federal income tax purposes in connection with the grant or exercise of the incentive stock option. If, within two years following the date of grant or within one year following the date of exercise, the holder of shares acquired through the exercise of an incentive stock option disposes of those shares, the holder will generally recognize taxable compensation at the time of such disposition equal to the difference between the exercise price and the lesser of the fair market value of the shares on the date of exercise or the amount realized on that disposition of the shares, and that amount will generally be deductible by us for federal income tax purposes, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to employees designated in those Sections. Any additional gain realized by the holder, would be capital gain. Finally, if an option that would otherwise qualify as an incentive stock option becomes first exercisable in any one year for shares having an aggregate value in excess of $100,000 (based on the grant date value), the portion of the option in respect of those excess shares will be treated as a non-qualified stock option for federal income tax purposes.

Non-qualified options. No taxable income will be recognized by a participant upon grant of a non-qualified stock option. Upon the exercise of a non-qualified stock option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the shares purchased over the option exercise price paid at the time of exercise. We will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Section 280G and 162(m) of the Code for compensation paid to certain employees designated in those Sections.

Restricted stock. A participant will not be subject to tax upon the grant of an award of restricted stock unless the participant otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. On the date an award of restricted stock becomes transferable or is no longer subject to a substantial risk of forfeiture, the participant will have taxable compensation equal to the difference between the fair market value of the shares on that date over the amount the participant paid for such shares, if any, unless the participant made an election under Section 83(b) of the Code to be taxed at the time of grant. If the participant made an election under Section 83(b), the participant will have taxable compensation at the time of grant equal to the excess of the fair market value of the shares on the date of grant over the amount the participant paid for such shares, if any. We will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Section 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted stock units. A participant will not be subject to tax upon the grant of a restricted stock unit award. Rather, upon the delivery of shares or cash pursuant to a restricted stock unit award, the participant will have taxable compensation equal to the fair market value of the number of shares (or the amount of cash) the participant actually receives with respect to the award. We will be able to deduct the amount of taxable compensation to the participant for U.S. federal income tax purposes, but the deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain employees designated in those Sections.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive compensation philosophy

Our executive compensation program is designed to (i) align the interests of our executive officers with those of our stockholders, (ii) link individual rewards to attainment of pre-determined goals and (iii) attract, motivate and retain highly-qualified senior talent who can successfully deliver outstanding business performance. Therefore, we strive to motivate executives to achieve specific goals in accordance with annual initiatives set by our board of directors. Throughout this section, the individuals included in the “Summary Compensation Table” are referred to as the “named executive officers” or the “NEOs.” References to “executives,” “executive officers,” “officers,” or “employees” include these named executive officers and other persons who are employed by us or our subsidiaries.

The members of our Compensation Committee are Deven Parekh, Jonathan Kolber, Guy Gamzu and Gal Trifon. Our Compensation Committee was established in January 2002. It is anticipated that following the consummation of this offering the Compensation Committee will be composed solely of non-employee directors.

The Compensation Committee meets from time to time throughout the year. Additionally, the Committee may take action by written consent. The Compensation Committee met six times during fiscal year 2007.

The following Compensation Discussion and Analysis outlines additional details regarding our executive compensation program and policies.

Elements of our compensation program

Our compensation program is based on the pay-for-performance philosophy, emphasizing executive performance goals designed to support corporate objectives and strategy, as determined by our board of directors. In order to accomplish our objectives, a significant portion of each senior executive’s total compensation opportunity is linked to and dependent upon corporate and individual performance. Although the compensation committee has reviewed comparative compensation surveys, it does not use benchmarking in establishing compensation levels.

Our Compensation Committee has not adopted any formal guidelines for allocating compensation between long-term and currently-paid-out compensation and between cash and non-cash compensation. We believe that stock option awards are an important motivator in attracting and retaining employees in addition to salary and cash bonus awards. We determine the appropriate level for each component taking into consideration our recruiting and retention goals, our view of internal equity and consistency and other considerations we deem relevant, such as rewarding extraordinary performance. Historically, our CEO has provided to the Compensation Committee his views on the types and relative levels of compensation for his direct reports as well as his recommendations concerning each such executive officer. Our pay mix is designed to generally reflect market practice and is intended to provide our executive officers with competitive levels of current compensation and to encourage long-term retention of our executive talent.

Each senior executive’s compensation package is tailored to each individual and is intended to encourage executive performance that supports our organizational strategy. When setting the amount of compensation to be awarded to senior executives, other than the CEO, in a given year, the Compensation Committee considers the recommendations of our CEO as well as the relative proportion of total compensation delivered on a current and long-term basis and in the form of cash and equity prior to making changes to compensation levels. CEO compensation is determined by the Compensation Committee following a review of our corporate and the CEO’s individual performance. The fundamental elements of our compensation program are:

—	base salary;
—	performance-based bonuses, consisting of our management by objective bonus (“MBO”) program and a revenue-based bonus program;
—	long-term incentives — stock options;
—	perquisites and other personal benefits; and
—	severance.

In determining the respective level of our base salary and performance-based bonuses, our Compensation Committee has generally sought to use performance-based elements to provide that increases in an executive’s total compensation will reflect, encourage and reward superior performance.

Base salary. Our Compensation Committee is regularly consulted concerning the base salary of each senior executive officer. In determining base salary and adjustments to it, we consider the size and responsibility of the individual’s position, our performance, the executive officer’s overall individual performance and future potential, seniority, location and the level of base salaries paid in our industry.

Performance-based bonuses. Our named executive officers are generally eligible to receive performance-based bonuses which are correlated to their individual performance and our overall performance or the performance of a specific business unit in their area of responsibility. Individual performance is rewarded via our MBO program and Company or business unit performance is rewarded via revenue-based bonuses. The total target bonus and the respective portion of its two components are determined at the beginning of the year by our CEO in consultation with each executive officer, and is presented to our Compensation Committee for its review, consideration and approval. In determining the ratio between the MBO and the revenue-based bonus components, our CEO considers the nature of the executive officer’s position, overall individual performance and future potential and our performance and business plan.

MBO program. Under the MBO program quarterly objectives are established, as described above, based on our annual projections and business plan, enabling us to measure progress and providing quarterly incentives to attain annual Company goals.

The objectives for our named executive officers other than our CEO are determined through consultations between our CEO and the executive. Our CEO’s MBO payments for 2007 were based on our board of directors’ assessment of his performance and the company’s overall corporate performance for that year. For 2008, our CEO’s objectives will be determined through consultation between our CEO and our board of directors.

MBO objectives are generally individually focused on each participant’s areas of responsibility and quarterly and annual business plan, with each specified objective weighted and assigned a specific value. Payments, if any, are determined by the extent to which the specified goals are attained. In cases of extraordinary performance by the officer or the company, payments in excess of the targeted amounts may be made, subject to the approval of our board of directors. For 2007, Mr. Girling received a bonus in excess of his targeted amount. This excess is included in the “Bonus” column of the “Summary Compensation Table”. We believe that the MBO program rewards efforts that enhance our performance by linking individual short-term cash incentive compensation to achievement of defined business objectives that are intended to be reasonably attainable if the executive performs up to our expectations. In 2007, our NEOs achieved an average of 91% of their targeted objectives.

MBO awards for 2007 to Messrs. Trifon, Girling, Arnstein, Yaron and Zadikario are included in the “Non-Equity Incentive Plan” column in the “Summary Compensation Table” elsewhere in this prospectus.

Revenue-based bonus program. Targets based on company growth goals and market strategy are set annually and quarterly in advance, with respect to overall company performance and per business unit. The revenue-based bonus will be paid to the extent the revenue objectives are attained and revenue in excess of the objective will result in payments in excess of the targeted opportunity amount. In 2007, Messrs. Trifon and Yaron were eligible for annual bonus-payments based on the level of our earnings and Messrs. Girling and Arnstein, our International and North America General Managers, are eligible for monthly bonus payments based on the revenues attained by their business unit. The revenue-based bonus of Messrs. Arnstein and Girling is payable on a monthly basis, generally 30 days following the end of the month, as it comprises a more significant portion of their total compensation compared with our other NEOs. We believe that monthly payment to our General Managers International and North America provides a specific and immediate linkage between revenue achievement and individual reward.

In 2007, Messrs. Trifon and Yaron received annual bonuses based on the level of annual earnings attained by the company. Revenue or earnings-based bonuses for Messrs. Trifon, Yaron, Arnstein and Girling, are included in the “Non-Equity Incentive Plan” column in the “Summary Compensation Table” elsewhere in this prospectus. The 2007 bonus of Mr. Zadikario did not include a revenue-based portion. Ms. Firon joined the Company in October 2007 and therefore her aggregate 2007 bonus was prorated based on the period of her employment in such year and did not reflect specific MBOs or revenue targets. The bonus payment of Ms. Firon for 2007 is included in the “Bonus” column in the “Summary Compensation Table” elsewhere in this prospectus.

We believe that quantitative disclosure of target levels under our MBO and revenue and earnings-based cash bonus programs would result in competitive harm to the company. Access to revenue growth goals would provide the company’s competitors strategic information as to the company’s short-term business planning and forecasting in the company’s key geographic market areas.

MBO targets are derived from the company’s strategic plan and are specific pre-established individual goals generally focused on each participant’s area of responsibility and quarterly and annual business plan, with each objective assigned a specific weight. MBO individual target goal categories include specified product development and diversification, resource deployment, resolution of information technology issues, short-term market research, development and planning goals, plans regarding penetration in new territories directly or by engaging selling agents, strategic plans such as public offerings, private placements or acquisitions.

Revenue and earnings-based bonuses are based on specific company growth goals and market strategy. The MBO performance measures are designed to be reasonably attainable. Revenue and earnings-based performance metrics are set at levels necessary to motivate high business performance and support attainment of longer-term financial objectives. These targets, individually or together, are designed to be attainable if the executive and the company perform to expectations.

Long-term incentives. Stock option grants provide us an opportunity to grow and retain our staff and to provide our executive officers with the opportunity to maintain an equity interest in Eyeblaster and to share in the appreciation in our value. We believe that stock options align executives’ interests with stockholders’ interests by creating a link between executive compensation and shareholder return. Our stock options typically vest over time in order to encourage a long-term perspective and promote retention of our key employees.

Our employees, including our executive officers, are allocated options based on level of experience, seniority, position within the organization and on industry practice. We generally have made option grants up to four times a year in order to include new hires in our equity-based program and in connection with the promotion of or to recognize superior performance by existing employees. In determining the amount of individual grants, we may take into account various factors, including individual past performance and potential, an individual’s responsibilities and prior equity-based grants. Stock options granted to certain of our NEOs, including our CEO, will, in whole or in part, become vested upon consummation of this offering.

The authority to make equity grants to our executive officers rests with our Compensation Committee, which considers the recommendations of our CEO and CFO in making those grants. While our Compensation Committee does not currently have an option granting policy in place, we may consider implementing such a policy following consummation of this offering.

Perquisites and other personal benefits. We provide certain of our executive officers with modest perquisites that we believe are reasonable and in the best interest of our stockholders. Such perquisites may include relocation benefits, company-provided automobile and parking. In addition, employees in Israel, including our named executive officers stationed there, are eligible for customary pension, insurance and severance benefits, commonly referred to as “social benefits”.

Employment agreements. We have entered into an employment agreement with each of our named executive officers. See “Summary Compensation Table — All Other Compensation”. These agreements generally set forth the terms of each named executive officer’s employment with us. In addition, each named executive officer has agreed to certain obligations, including non-disclosure of confidential information, non-solicitation of employees and non-competition. See the narrative following the “Summary Compensation Table”.

Severance. We believe that it is appropriate to provide severance pay to executives whose employment is involuntarily terminated by us without cause to provide transition income replacement. We also provide termination benefits required by law. Existing severance arrangements currently vary among executive officers based on their individual agreements. These severance arrangements are described under the heading “Potential Payments Upon Termination of Employment Agreements — Employment Agreements”.

Tax deductibility. We believe that we have generally structured our executive compensation in a tax efficient manner. However, to date we have not adopted a policy requiring all compensation to be tax deductible.

Executive and Director Compensation Tables

The following table sets forth information concerning the compensation paid to our named executive officers during our fiscal year ended December 31, 2007.

SUMMARY COMPENSATION TABLE(1)

Name and Position Principal	Year	Salary ($)	Bonus ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)		Total ($)
Gal Trifon	2007	$210,666	$400	$93,856	$151,432	$60,384	(5)	$516,738
President and Chief Executive Officer
Sarit Firon(6)	2007	38,225	15,067	26,567	—	29,666	(7)	109,525
Chief Financial Officer
Joe Girling	2007	195,110	77,750	56,264	138,000	—		466,954
General Manager, International
Yoav Arnstein	2007	174,000	400	62,641	97,672	12,380	(8)	347,093
General Manager, North America
Nir Yaron	2007	155,583	400	51,943	54,938	43,756	(9)	306,620
Vice President, Corporate Development (former principal financial officer)
Ofer Zadikario	2007	129,258	400	40,329	33,745	41,113	(10)	244,755
Chief Solutions Officer

(1) During 2007, a portion of the compensation paid to Messrs. Trifon, Yaron and Zadikario was paid in New Israeli Shekels (“NIS”) and, to Mr. Girling, in British pounds sterling (“GBP”). For reporting purposes, including all tables under the heading “Director and Executive Compensation Tables,” such portions were converted into U.S. dollars using average payment date exchange rates of NIS 4.0 to $1.0 and GBP 0.5 to $1.0.

(2) Represents Holiday bonus payments and, for Ms. Firon and Mr. Girling, includes discretionary bonus payments.

(3) Assumptions used in the calculation of these amounts are included in note 8, “Stockholder’s Equity”, to the financial statements included elsewhere in this prospectus. Represents the dollar amount recognized for financial statement reporting purposes computed in accordance with FAS 123R in connection with stock options.

(4) Represents payouts under our performance-based programs.

(5) Represents a vacation payout ($48,642) and social benefits ($11,742).

(6) Ms. Firon joined us on October 29, 2007.

(7) Represents relocation benefits.

(8) Represents vacation payout.

(9) Represents social benefits ($33,496) and automobile allowance ($10,260).

(10) Represents social benefits ($27,830) and automobile allowance ($13,283).

Employment Agreements

Gal Trifon. Eyeblaster Ltd., our wholly-owned subsidiary in Israel, has entered into an employment agreement effective as of October 1, 2007 with Mr. Trifon, our CEO.

Term; compensation. Mr. Trifon’s employment with us will continue until either party terminates the employment relationship. His agreement provides for an annual base salary of 885,000 NIS and quarterly bonuses as determined by our board of directors based upon predefined MBOs. Mr. Trifon is also eligible for an annual bonus based upon our annual pretax earnings.

Manager’s insurance policy/further education fund. Under Mr. Trifon’s employment agreement we will pay a sum of up to 15.83% of Mr. Trifon’s base salary of a manager’s insurance policy for his benefit as is customary for Israeli employees and we will deduct 5% of Mr. Trifon’s base salary to defray the cost of the policy. We will also pay an amount equal to 7.5% of his base salary into a further education fund account for his benefit as is customary for Israeli employees and will deduct 2.5% of Mr. Trifon’s base salary to defray the cost of the policy.

Severance. If Mr. Trifon’s employment is terminated for any reason other than for cause, he will be entitled to receive any amounts in his manager’s insurance policy and further education fund account and a pro rata annual bonus. If Mr. Trifon’s employment is terminated other than for cause, he will be entitled to exercise his vested stock options until the 10th anniversary of the date of grant. In the event of a change in control or a liquidation event, which includes this offering, 50% of any unvested options held by Mr. Trifon will become immediately exercisable. The remaining 50% of his unvested options will vest over the following 12 months. If Mr. Trifon is terminated by us during the 12 month period following a change in control, his unvested options will become immediately exercisable. If Mr. Trifon’s employment with us is terminated for cause, he will be entitled only to termination benefits required by law, if any, and the portion of his manager’s insurance policy which personally contributed.

If Mr. Trifon’s employment is terminated due to a disability or he is terminated by us without cause, he will also be entitled to any termination benefits required by law. Mr. Trifon may voluntarily resign at any time during his employment, but must provide six months notice to us. We can also terminate Mr. Trifon with six months notice. During this six-month period he will be entitled to his regular base salary and benefits. We may, at our discretion, choose to pay Mr. Trifon in lieu of continuing his employment through the notice period in which case Mr. Trifon would be entitled to exercise options that would have vested during such period.

Restrictive Covenants. Mr. Trifon agreed not to disclose our confidential information without our prior authorization. Mr. Trifon has also agreed not to solicit our customers, advertisers, employees or independent contractors and not to compete with us or directly or indirectly own or become a greater than 5% shareholder in any company that is competitive with us. The restrictions on competition and solicitation will be effective for a period of 18 months after his employment with us terminates for any reason. Mr. Trifon also agreed to assign to us all intellectual property conceived by him in the course of his employment as well as to pursue patents and assign them to us at our request. Mr. Trifon also agreed to preserve our trade secrets both during and after employment with us.

Sarit Firon. We have entered into an employment agreement dated October 1, 2007 with Sarit Firon, our Chief Financial Officer. Ms. Firon succeeded Nir Yaron in that position.

Term; compensation. Ms. Firon’s employment with us will continue until either party terminates the employment relationship with 30 days prior notice. Her agreement provides for an annual base salary of $212,000 and an annual bonus opportunity ($88,000), to be paid quarterly at the discretion of our CEO based on pre-defined MBOs, taking into account financial performance.

Severance. In the event of a change in control or a liquidation event, which includes this offering, 50% of any unvested options held by Ms. Firon will be subject to accelerated vesting and will become immediately exercisable. The remaining 50% of her unvested options will vest over the next 12 months. If Ms. Firon is terminated by us during the 12 month period following a change in control, her unvested options will become immediately exercisable.

Restrictive covenants. Ms. Firon also executed a Confidentiality, Non-Solicitation and Intellectual Property Agreement in which she agreed not to disclose our confidential information without our prior authorization. Ms. Firon has also agreed not to solicit our customers, advertisers, employees or independent contractors and not to compete with us or directly or indirectly own or become a greater than 5% shareholder in any company that is competitive with us. The restrictions on competition and solicitation will be effective for a period of 18 months after her employment with us terminates for any reason. Ms. Firon also agreed to assign to us all intellectual property conceived by her in the course of her employment.

Joe Girling. Eyeblaster, LTD., our wholly-owned subsidiary in the U.K., entered into an employment agreement dated as of September 7, 2006, with Joe Girling, our General Manager, International.

Term; compensation. Mr. Girling’s employment with us will continue until either party terminates the employment relationship. His agreement also includes a provision for the payment of an annual base salary of £100,000 and quarterly bonus opportunity of £2,500. Mr. Girling is also entitled to monthly commissions based on actual monthly gross revenue from our clients who are under his management.

Severance. As consideration for Mr. Girling’s agreeing to the restrictive covenants set forth below, we agreed to pay him 10% of his monthly salary for the first three months following termination of his employment. Further, for the first four years of Mr. Girling’s employment, either party may terminate the employment agreement with one month’s notice, provided that we may pay Mr. Girling in lieu of continuing his employment.

Garden leave. At our discretion, in the event that either we or Mr. Girling give notice of termination or if he seeks to resign without notice or with shortened notice, we may require him to take “garden leave” until the date of his termination. During this period of garden leave, Mr. Girling will still be bound by all the terms of his employment agreement, but he may not attend our premises or perform any work for us without our prior authorization. Mr. Girling will continue to collect full salary through the garden leave period.

Restrictive covenants. Mr. Girling agreed not to disclose our confidential information without our prior authorization. Mr. Girling has also agreed not to solicit our employees, independent contractors or clients, with whom Mr. Girling dealt personally and not to compete with us or directly or indirectly compete with us. The restrictions on competition and solicitation will be effective for a period of 12 months after his employment with us terminates for any reason. Mr. Girling also agreed to assign to us all intellectual property conceived by him in the course of his employment, as well as pursue patents and assign them to us at our request.

Yoav Arnstein. We have entered into an agreement effective May 1, 2006 with Yoav Arnstein, our North America General Manager.

Term; compensation. Mr. Arnstein’s employment with us will continue until either party terminates the employment relationship. His agreement also includes a provision for the payment of an annual base salary of $154,000, an annual bonus opportunity of $20,000, payable on the achievement of personal objectives, overall contribution to us and overall company-wide performance criteria and commissions pursuant to our commission program. Mr. Arnstein is also entitled to monthly commissions based on actual monthly gross revenue from our clients who are under his management.

Severance. In the event that Mr. Arnstein is terminated not for cause, he will be entitled to his monthly base salary until the earlier of (i) 3 months from the date of his termination of employment or (ii) the date upon which he accepts new employment.

Restrictive covenants. Mr. Arnstein also executed a Confidentiality, Non-Solicitation and Intellectual Property Agreement in which he agreed not to disclose our confidential information without our prior authorization. Mr. Arnstein also agreed not to solicit our customers, advertisers, employees or independent contractors and not to compete with us or own or become a greater than 5% shareholder in any company that is competitive with us. The restrictions on competition and solicitation will be effective for a period of 18 months after his employment with us terminates for any reason. Mr. Arnstein has also agreed to disclose and assign to us all intellectual property conceived by him in the course of his employment.

Nir Yaron. Eyeblaster Ltd. has entered into an employment agreement dated April 26, 2007 with Nir Yaron, our Vice-President of Corporate Development. Prior to Ms. Firon becoming our Chief Financial Officer, Mr. Yaron performed the function of principal financial officer. Mr. Yaron is also entitled to monthly commissions based on actual monthly gross revenue from our clients who are under his management.

Term; compensation. Mr. Yaron’s employment with us will continue until either party terminates the employment relationship. His agreement includes a provision for the payment of a monthly base salary of 52,600 new Israeli shekel. Mr. Yaron will also be eligible for a quarterly bonus at the discretion of our CEO and based on predefined MBOs, and an annual bonus based upon our annual pretax earnings.

Manager’s insurance policy/further education fund. Mr. Yaron’s employment agreement also provides the social benefits described above for Mr. Trifon.

Severance. Mr. Yaron is generally entitled to severance benefits similar to the benefits summarized above for Mr. Trifon.

Restrictive covenants. Mr. Yaron agreed not to disclose our confidential information without our prior authorization. Mr. Yaron also agreed not to solicit our employees and not to compete with us or directly or indirectly own or become a greater than 1% shareholder in any company that is competitive with us. The restrictions on competition and solicitation will be effective for a period of 18 months after his employment with us terminates for any reason. Mr. Yaron also agreed to assign to us and keep confidential all intellectual property conceived by him in the course of his employment, as well as to pursue patents and assign them to us at our request. Mr. Yaron also agreed to preserve our trade secrets both during and after employment with us.

Ofer Zadikario. Eyeblaster Ltd. has entered into an employment agreement dated April 26, 2007 with Ofer Zadikario, our Chief Solutions Officer.

Term; compensation. Mr. Zadikario’s employment agreement with us will continue until either party terminates the employment relationship. His agreement includes a provision for the payment of a monthly base salary of 44,700 new Israeli shekel and a quarterly bonus opportunity based on predetermined MBOs.

Manager’s insurance policy/further education fund. Mr. Zadikario’s employment agreement also provides the social benefits described above for Mr. Trifon.

Severance. Mr. Zadikario is generally entitled to severance benefits similar to the benefits summarized above for Mr. Trifon.

Restrictive Covenants. Mr. Zadikario also agreed not to disclose our confidential information without our prior authorization. Mr. Zadikario has also agreed not to solicit our employees or independent contractors or to compete with us or directly or indirectly own or become a greater than 5% shareholder in any company that is competitive with us. The restrictions on competition and solicitation will be effective for a period of 18 months after his employment with us has been terminated for any reason. Mr. Zadikario also agreed to assign to us and keep confidential all intellectual property, conceived by him in the course of his employment, as well as to pursue patents and assign them to us at our request. Mr. Zadikario also agreed to preserve our trade secrets both during and after employment with us.

GRANTS OF PLAN-BASED AWARDS

The following table sets forth information concerning grants of plan-based awards made to our named executive officers during the fiscal year ended December 31, 2007.

Name	Grant Date	Estimated Future Payouts Under Non- Equity Incentive Plan Awards(1)			All Other Option Awards: Number of Securities Under- lying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(2)
		Threshold ($)		Target ($)
Gal Trifon	— Oct. 9, 2007	$	— —	$160,000	200,000	$11.30	$2,246,800
Sarit Firon	—		—
	Oct. 9, 2007		—		96,843	11.30	1,087,934
Joe Girling	— Oct. 9, 2007		— —	138,000	80,000	11.30	898,720
Yoav Arnstein	— Oct. 9, 2007		— —	146,000	60,000	11.30	674,040
Nir Yaron	— Oct. 9, 2007		— —	63,000	80,000	11.30	898,720
Ofer Zadikario	— Oct. 9, 2007		— —	— 40,000	70,000	11.30	786,380

(1) Reflects incentive opportunities for the 2007 fiscal year under our performance-based program.

(2) Assumptions used in the calculations of these amounts are included in note 8 “Stockholder’s Equity” to the financial statements included elsewhere in this prospectus. Represents the amount computed in accordance with FAS 123R.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth information concerning unexercised options for our named executive officers outstanding as of the end of the fiscal year ended December 31, 2007.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Gal Trifon		—		$.001	10/21/2011
	45,000	—		.01	1/1/2012
	44,795	5,205	(1)	2.70	6/15/2014
	52,091	47,909	(2)	4.25	12/29/2015
	4,704	10,296	(3)	5.10	10/15/2016
	29,194	170,806	(4)	11.30	10/9/2017

Sarit Firon	—	96,843	(5)	11.30	10/9/2017

Joe Girling	9,584	20,416	(6)	5.10	10/15/2016
	11,694	68,306	(7)	11.30	10/9/2017

Yoav Arnstein	15,771	3,125	(8)	2.70	6/15/2014
	7,824	7,176	(9)	4.25	12/29/2015
	17,729	32,271	(10)	5.10	10/15/2016
	8,750	51,250	(11)	11.30	10/9/2017

Nir Yaron	3,744	2,080	(12)	2.70	6/15/2014
	13,040	11,960	(13)	4.25	12/29/2015
	7,840	17,160	(14)	5.10	10/15/2016
	11,694	68,306	(15)	11.30	10/9/2017

Ofer Zadikario	38,414	—		.001	10/21/2011
	12,508	—		0.01	1/1/2012
	17,920	2,080	(16)	2.70	6/15/2014
	13,040	11,960	(17)	4.25	12/29/2015
	4,704	10,296	(18)	5.10	10/15/2016
	10,222	59,778	(19)	11.30	10/9/2017

(1)	Vests at the rate of 1,875 shares at the end of each calendar month until the option has fully vested at the end of December 2008.
(2)	Vests at the rate of 2,083 shares at the end of each calendar month until the option has fully vested at the end of November 2009.
(3)	Vests at the rate of 312 shares at the end of each calendar month until the option has fully vested at the end of September 2010.
(4)	Vests at the rate of 4,166 shares at the end of each calendar month until the option has fully vested at the end of May 2011.
(5)	Vests at the rate of 2,017 shares at the end of each calendar month until the option has fully vested at the end of September 2011.
(6)	Vests at the rate of 638 shares at the end of each calendar month until the option has fully vested at the end of August 2010.
(7)	Vests at the rate of 1,666 shares at the end of each calendar month until the option has fully vested at the end of May 2011.
(8)	Vests at the rate of 625 shares at the end of each calendar month until the option has fully vested at the end of May 2008.
(9)	Vests at the rate of 312 shares at the end of each calendar month until the option has fully vested at the end of November 2009.
(10)	Vests at the rate of 1,041 shares at the end of each calendar month until the option has fully vested at the end of July 2010.
(11)	Vests at the rate of 1,250 shares at the end of each calendar month until the option has fully vested at the end of May 2011.
(12)	Vests at the rate of 416 shares at the end of each calendar month until the option has fully vested at the end of May 2008.
(13)	Vests at the rate of 520 shares at the end of each calendar month until the option has fully vested at the end of November 2009.
(14)	Vests at the rate of 520 shares at the end of each calendar month until the option has fully vested at the end of September 2010.
(15)	Vests at the rate of 1,666 shares at the end of each calendar month until the option has fully vested at the end of May 2011.
(16)	Vests at the rate of 416 shares at the end of each calendar month until the option has fully vested at the end of May 2008.
(17)	Vests at the rate of 520 shares at the end of each calendar month until the option has fully vested at the end of November 2009.
(18)	Vests at the rate of 312 shares at the end of each calendar month until the option has fully vested at the end of September 2010.
(19)	Vests at the rate of 1,458 shares at the end of each calendar month until the option has fully vested at the end of May 2011.

OPTION EXERCISES AND STOCK VESTED

The following table sets forth information concerning each exercise of stock options by our named executive officers during our fiscal year ended December 31, 2007.

	Option Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise(1) ($)
Gal Trifon	—	—
Sarit Firon	—	—
Yoav Arnstein	26,104	$263,121
Joe Girling	—	—
Nir Yaron	14,176	120,978
Ofer Zadikario	12,492	140,210

(1) Value realized is calculated based on the difference between the fair market value of a share of Eyeblaster common stock on the date of exercise and the exercise price.

Pension Plans; Deferred Compensation

We do not maintain any qualified or non-qualified defined benefit plans or non-qualified deferred compensation arrangements for the benefit of any of our named executive officers.

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT

The following narrative and tabular disclosure describes the potential payments and benefits under our compensation and benefit plans and arrangements to which our named executive officers would be entitled upon termination of employment, assuming the termination of employment occurred on December 31, 2007. The named executive officers have entered into employment agreements and have received option grants under our plan, both of which provide for payments or the delivery of benefits upon a termination of employment. There can be no assurance that a triggering event would produce the same or similar results as those estimated below if such event occurs on any other date or at any other price, or if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different.

Employment agreements. Mr. Trifon’s employment agreement provides that he is entitled to a pro rata annual bonus upon termination. Further, if Mr. Trifon’s employment is terminated other than for cause, he will be entitled to exercise his vested options until 10 years from the date of grant and to the amounts in his manager’s insurance and further education fund accounts. If Mr. Trifon’s employment is terminated due to his disability, he will be entitled to termination payments required by law. In the event of a change in control or liquidation event, which includes this offering, 50% of his unvested options will become immediately exercisable and the remaining 50% will vest over the next 12 months. If Mr. Trifon is terminated by us during the 12 month period following a change in control his unvested options will become immediately exercisable. Either party may terminate the employment relationship with 6 months prior notice. During this notice period, Mr. Trifon will continue to receive his salary and regular benefits. We may, at our discretion, choose to pay Mr. Trifon in lieu of continuing his employment, in which case he would be entitled to exercise options that would have vested during the notice period. In the event Mr. Trifon is terminated for cause, he will be entitled to termination benefits required by law and the portion of the manager’s insurance policy to which he personally contributed.

Mrs. Firon’s employment agreement provides that in the event of a change in control or liquidation event, which includes this offering her stock options are subject to the treatment summarized above. In the event Mrs. Firon is terminated for cause, she will only be entitled to termination benefits required by law. If Mrs. Firon is terminated by us due to her disability, she will be entitled to any termination benefits required by law.

Mr. Girling’s employment agreement provides for a notice period of one month. At our discretion, we may choose to pay Mr. Girling in lieu of employing Mr. Girling through this notice period.

Mr. Arnstein’s employment agreement provides for up to three months of termination benefits following not for cause employment termination.

Mr. Yaron is entitled to receive the amounts contained in his Manager’s Insurance and Further Education fund accounts and a pro rata bonus upon any termination that is not for cause. In the event that Mr. Yaron is terminated for cause, he will only be entitled to termination benefits required by law and the portion of the manager’s insurance fund accounts which he personally contributed. If Mr. Yaron is terminated by us due to his disability, he will be entitled to any termination benefits required by law. Mr. Yaron’s employment agreement provides that in the event of a change in control or liquidation event, which includes this offering, his stock options are subject to the treatment summarized above for Mr. Trifon.

Mr. Zadikario is entitled to receive the amounts contained in his manager’s insurance and further education fund accounts upon any termination that is not for cause. In the event that Mr. Zadikario is terminated for cause, he will only be entitled to termination benefits required by law and the portion of the manager’s insurance fund accounts which he personally contributed. If Mr. Zadikario is terminated by us due to his disability, he will be entitled to any termination benefits required by law. Mr. Zadikario’s employment agreement provides that in the event of a change in control or liquidation event, which includes this offering, his stock options are subject to the treatment summarized above for Mr. Trifon.

2007 Stock Option and Incentive Plan. In the event of a change in control of Eyeblaster, our plan provides that in the event of a merger or consolidation, our dissolution or liquidation, a sale of all or substantially all our assets, or any transaction which results in any person or entity, who is not a shareholder of ours or an affiliate, owning 50% or more of our combined voting power, in which we are not the surviving entity and in which outstanding plan awards are not assumed by the surviving entity, all outstanding shares of restricted stock and restricted stock units will vest immediately and all restrictions applicable to such awards will lapse and transaction, all outstanding options will become immediately exercisable 15 days prior to the consummation of the transaction. Any exercise of an option in this period will be contingent on the occurrence of the change in control. Under the plan, prior to the consummation of a change in control our board of directors will determine whether any special acceleration provisions should be implemented.

Under the plan and applicable award agreements, in the event of a termination which is not for cause or due to the death or disability of the optionholder, all of the holder’s unvested options will be terminated and vested and unexercised options will remain exercisable for three months following termination. If the holder dies while employed by us or is terminated by us due to disability, all the holder’s unvested options will be terminated and the holder’s vested and unexercised options may be exercised by the holder or the holder’s estate within one year of termination. If the holder is terminated by us for cause, all the holder’s options, whether vested or unvested, will terminate immediately.

The award agreements under the Plan provide for the forfeiture of options in the event that the option holder violates the Non-Competition/Non-Disclosure/Development Agreement signed in connection with the holder’s employment with us.

Name and Principal Position	Cash Severance Payment ($)		Continuation of Medical/Welfare Benefits (present value) ($)	Acceleration and Continuation of Equity Awards ($)(1)		Excise Tax Gross-up ($)	Total Termination Benefits ($)

Gal Trifon President, Chief Executive Officer — Voluntary retirement	$		$	$		—	$
— Involuntary termination(2)		(3)				—
— Involuntary or good reason termination after change in control(2)		(3)			(4)	—
— Change in control, no termination
— Disability

Sarit Firon Chief Financial Officer — Voluntary retirement	$		$	$		—	$
— Involuntary termination(2)						—
— Involuntary termination after change in control(2)					(4)	—
— Change in control, no termination
— Disability

Joe Girling General Manager, International — Voluntary retirement		$(5)	$	$		—	$
— Involuntary termination(2)		(5)				—
— Involuntary termination after change in control(2)		(5)			(4)	—
— Change in control, no termination
— Disability

Yoav Arnstein General Manager, North America — Voluntary retirement		$(6)	$	$		—	$
— Involuntary termination(2)		(6)				—
— Involuntary termination after change in control(2)		(6)			(4)	—
— Change in control, no termination
— Disability

Nir Yaron Vice President, Corporate Development — Involuntary termination after change in control(2)		$(7)	$	$		—	$
— Voluntary retirement		(7)				—
— Involuntary termination(2)		(7)			(4)	—
— Change in control, no termination
— Disability

Ofer Zadikario Chief Solutions Officer — Voluntary retirement		$(7)	$	$		—	$
— Involuntary termination(2)		(7)				—
— Involuntary termination after change in control(2)		(7)			(4)	—
— Change in control, no termination
— Disability

(1) Amounts reflect the intrinsic value of accelerated options based on year-end fair market value.

(2) Assuming involuntary termination is without cause.

(3) The amount of cash severance payable to Mr. Trifon represents a pro rata portion of his annual bonus and 6 months of notice, which at our discretion may be paid instead of retaining Mr. Trifon as our employee through the notice period. If Mr. Trifon is terminated due to disability, his cash severance will consist of any amount required by law, a pro rata portion of his annual bonus and the 6 months of notice described above.

(4) Represents the immediate vesting of all options held by the executive if involuntarily terminated during the 12 months following a change in control.

(5) Represents one month of notice, which at our discretion may be paid instead of retaining Mr. Girling as our employee through the notice period.

(6) Represents gross base salary for a period of three months. Mr. Arnstein, in the event of a not for cause termination, is entitled to the lesser of 3 months of gross base salary or monthly gross base salary until he accepts new employment.

(7) Represents a pro rata portion of his annual bonus, the portions of the Further Education Fund and Manager’s Insurance Policy payable to him and 6 months of notice, which at our discretion may be paid instead of retaining the executive as our employee through the notice period.

Accrued Pay and Regular Retirement Benefits. The amounts shown in the table above do not include payments and benefits to the extent they are provided on a non-discriminatory basis to salaried employees generally upon termination of employment.

DIRECTOR COMPENSATION

Directors received no compensation for their service in 2007 as directors.

In connection with Mr. Kelly’s agreement to serve as Chairman of our board of directors, Eyeblaster agreed to pay him monthly compensation of $7,000 and additional annual compensation of up to $40,000 to be determined by the board of directors. This compensation may be modified following consummation of this offering in order to conform to Eyeblaster’s policy on compensation for non-employee directors. In addition, Mr. Kelly was granted an option to purchase 145,264 Eyeblaster shares. 10% of these option shares are exercisable as of the grant date, with the balance vesting in 45 equal monthly installments, at the end of each calendar month beginning in the fourth month following the grant date, subject to continued service on the board of directors. This option will become 100% vested on a change in control of Eyeblaster. Upon the closing of this offering, 10% of Mr. Kelly’s unvested options at that time will become vested and the remaining options will vest in equal monthly installments until 48 months have elapsed since the date of the grant.

Following this offering, we intend to pay director’s fees of $             annually to each of our non-employee directors.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

2007 Financing

In April 2007, we sold 2,068,966 shares of our series A-1 convertible preferred stock, $0.001 par value per share, at a price of $14.50 per share for a total consideration of $30.0 million to Sycamore Technologies Ventures L.P. All of the shares of series A-1 convertible preferred stock will automatically convert into                          shares of common stock at a ratio of 1:             immediately prior to the closing of this offering. In connection with the sale of series A-1 convertible preferred stock, we repurchased 1,580,852 shares of our common stock, par value $0.001 per share, from certain of our stockholders for a total consideration of $22.9 million. The following table sets forth each holder of 5% or more of our voting securities and each director and executive officer from whom we repurchased common stock:

Name	Position	Number of Shares of Common Stock	Consideration
Insight Ventures	Greater than 5% shareholder	619,500(1)	$8,982,750
Isramtec, Inc.	Greater than 5% shareholder	156,553(1)	2,270,018
Amir Hardoof	Greater than 5% shareholder	49,327	715,242
Gal Trifon	Chief Executive Officer, President and Director	172,684	2,503,918
Ofer Zadikario	Chief Solutions Officer and Director	150,935(2)	2,118,558
Nir Yaron	Vice President Corporate Development	49,021	710,805
Yoav Arnstein	General Manager, North America	26,104	378,508

(1)	Represents common stock issued upon the conversion of preferred stock on a one-for-one basis immediately prior to the repurchase.
(2)	Includes 138,443 shares repurchased from OZ Internet Technologies, L.L.P. for $2,007,424. OZ Internet Technologies, L.L.P. is wholly-owned by Mr. Zadikario.

In connection with the abovementioned sale and repurchase, we entered into an Amended and Restated Stockholders Agreement with our stockholders, which provides certain rights to each holder of our stock. In accordance with its terms, the Amended and Restated Stockholders Agreement will terminate at the time of the initial public offering.

Management Agreement

In April 2007, we entered into a management agreement with Sycamore pursuant to which Sycamore provides us, our board of directors and our subsidiaries with various management and consulting services, including strategic guidance, which may include introduction to potential customers, analysts, investment bankers and consulting services with respect to strategic alliances and other business opportunities. Under the terms of the management agreement and for the length of the agreement we pay Sycamore an annual management fee of $1.0 million. Sycamore is not entitled to any additional, or other forms of consideration for its services. Although the management agreement terminates pursuant to its terms upon the earlier of April 26, 2009 or the closing of this initial public offering.

Registration Rights

In April 2007, we entered into an amended and restated registration rights agreement with certain holders of our common stock and our series A-1 convertible preferred stock. Pursuant to the registration rights agreement, holders of shares of our common stock and preferred stock have certain registration rights.

Beginning 180 days after the registration statement of which this prospectus forms a part is declared effective by the SEC, the holders of at least a majority of our common stock issued upon the conversion of our series A-1 convertible preferred stock may require us to file a registration statement under the Securities Act with respect to such shares. In addition, beginning 180 days after the abovementioned registration is effected, the holders of at least a majority of our common stock that is owned by our common stockholders who are party to the registration rights agreement, may require us to file a registration statement. All such abovementioned shares, the “Registrable Shares”. These “demand” registration rights are subject to certain conditions and limitations, including the right of the managing underwriter to limit the number of Registrable Shares included in such registration if it would interfere with the successful marketing of the shares, and our right to postpone a registration statement for a period of up to 45 days if we have plans to engage in an underwritten public offering, in which, the demanding holders will be permitted to include their Registrable Shares or if our board of directors reasonably determines that such registration would interfere with any material transaction involving us.

The holders of any of our Registrable Shares also have certain “piggyback” rights pursuant to which if we propose to register any shares of our common stock at any time 180 days after the registration statement of which this prospectus forms a part is declared effective by the SEC such holders are entitled to notice of such registration and are entitled to include such Registrable Shares therein. The piggyback registration rights are subject to certain conditions and limitations, including the right of the managing underwriter to limit the number of shares included in such registration if it would interfere with the successful marketing of the shares, and are only applicable for three years following the consummation of the initial public offering.

Further, once we qualify to use Form S-3 under the Securities Act, holders of any of our Registrable Shares are entitled to request an unlimited number of registrations on Form S-3. Pursuant to the registration rights agreement, we are obligated to pay all registration expenses, other than underwriting discounts and selling commissions related to any registration of Registrable Shares in accordance therewith. Each party to the registration rights agreement has agreed not to undertake any public sale or distribution of shares of our common stock during the 180-day period following the initial public offering of our common stock. The registration rights agreement contains customary indemnification and contribution provisions.

Statement of Policy on Related Party Transactions

We recognize that related party transactions present a heightened risk of conflicts of interest. Historically, we have not had many related party transactions, but when we have engaged in such transactions our board of directors has reviewed the transactions and provided approval. In connection with this offering, we intend to adopt a policy to which all related party transactions shall be subject. Pursuant to the policy, the audit committee of our board of directors, or in the case of a transaction in which the aggregate amount is, or is expected to be, in excess of $                        , the board of directors, will review the relevant facts and circumstances of all related party transactions, including, but not limited to, (i) whether the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party and (ii) the extent of the related party’s interest in the transaction. Pursuant to the policy, no director, including the chairman of the audit committee may participate in any approval of a related party transaction to which he or she is a related party.

The audit committee will then, in its sole discretion, either approve or disapprove the transaction.

Certain types of transactions, which would otherwise require individual review, have been pre-approved by the audit committee. These types of transactions include, for example, (i) compensation to an officer or director where such compensation is required to be disclosed in our proxy statement, (ii) transactions where the interest of the related party arises only by way of a directorship or minority stake in another organization that is a party to the transaction and (iii) transactions involving competitive bids or fixed rates. Additionally, pursuant to the terms of our related party transaction policy, all related party transactions are required to be disclosed in our applicable filings as required by the Securities Act and the Exchange Act and related rules. Furthermore, any material related party transactions are required to be disclosed to the full board of directors. In connection with becoming a public company, we will establish new internal policies relating to disclosure controls and procedures, which we expect will include policies relating to the reporting of related party transactions that are pre-approved under our related party transactions policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of March 10, 2008, by:

—	each stockholder whom we know to own beneficially more than 5% of our common stock;

—	each of our directors and named executive officers individually; and

—	all directors and executive officers as a group.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of March 10, 2008. Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The number of shares of common stock outstanding after this offering includes              shares of common stock being offered for sale by us in this offering and              shares of common stock being issued upon conversion of all outstanding shares of preferred stock. The percentage of beneficial ownership for the following table is based on                  shares of common stock outstanding as of December 31, 2007, including                  shares of common stock being issued upon conversion of all outstanding shares of preferred stock, and                  shares of common stock outstanding after the completion of this offering, assuming no exercise of the underwriters’ over-allotment option. Unless otherwise indicated, the address for each listed stockholder is: c/o Eyeblaster, Inc., 135 West 18th Street, 5th Floor, New York, NY, 10011. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

	Shares Beneficially Owned Before the Offering			Shares Beneficially Owned After the Offering (1)
Name and Address of Beneficial owner	Number	Percent		Number	Percent
Beneficial Owners of 5% or More of Our Outstanding Common Stock, Directors and Named Executive Officers
Sycamore Technologies Ventures L.P.(2)			%
Insight Ventures(3)	1,445,500
Isramtec, Inc.	365,291
Amir Hardoof(4)	372,273
Gal Trifon(5)	396,937
Michael J. Kelly	—
Ofer Zadikario(6)	351,506
Sarit Firon	—
Nir Yaron(7)	48,806
Yoav Arnstein(8)	62,986
Joe Girling(9)	30,494
Deven Parekh(10)	1,455,292
Eli Barkat(11)
Jonathan Kolber(12)
Guy Gamzu(13)
All current directors and executive officers as a group (11 persons)

*	Less than 1% beneficial ownership.

(1)	Assumes no exercise of the underwriters’ over-allotment option.

(2)

Consists of                      shares of common stock issuable upon conversion of 2,068,966 shares of preferred stock at a ratio of 1:     . The shares of preferred stock were issued in the name of Bank Leumi Le Israel Trust Company Ltd. and are pledged to Bank Leumi Le Israel Ltd. Mr. Eli Barkat, Mr. Jonathan Kolber and Mr. Guy

Gamzu are members of the board of directors of Sycamore Technologies Venture Ltd., the general partner of Sycamore. Each of Messrs. Barkat, Kolber and Gamzu disclaims beneficial ownership of the shares except to the extent of his pecuniary interests in Sycamore. Sycamore’s address is Beit Bareket Hagolan St., Airport City 70100, P.O. Box 215, Israel. For a discussion of our material relationships with Sycamore within the past three years, see “Certain Relationships and Related Party Transactions.”

(3)	Represents 1,142,800 shares held by Insight Venture Partners IV, L.P., 152,783 shares held by Insight Venture Partners (Cayman) IV, L.P., 140,837 shares held by Insight Venture Partners IV (Co-Investors), L.P. and 9,080 shares held by Insight Venture Partners IV (Fund B), L.P. (collectively, “Insight Ventures”). Insight Holdings Group, L.L.C. (“Insight Holdings”) is the managing member of Insight Venture Associates IV, L.L.C. (“Insight Associates IV”), which in turn is the general partner of each of the partnerships of Insight Ventures. Jeffrey L. Horing, Deven Parekh and Peter Sobiloff are the members of the board of managers of Insight Holdings. Because Messrs. Horing, Parekh and Sobiloff are the members of the board of managers of Insight Holdings, Insight Holdings is the managing member of Insight Associates IV and Insight Associates IV is the general partner of each of the Insight Ventures, they have voting and dispositive power over these shares. The foregoing is not an admission by Insight Associates IV or Insight Holdings that it is the beneficial owner of the shares held by the partnerships of Insight Ventures. Each of Messrs. Horing, Parekh or Sobiloff disclaims beneficial ownership of the shares except to the extent of his pecuniary interests in these entities. The address of the Insight entities is 680 Fifth Avenue, 8th Floor, New York, NY 10019. For a discussion of our material relationships with entities associated with Insight Ventures within the past three years, see “Certain Relationships and Related Party Transactions.”

(4)	Includes warrants to purchase 39,500 shares of common stock at an exercise price equal to $0.001 per share that are immediately exercisable.

(5)	Includes options for 206,192 shares of common stock that are immediately exercisable or exercisable within 60 days of March 10, 2008. Includes warrants to purchase 41,389 shares of common stock at an exercise price equal to $0.001 per share that are immediately exercisable.

(6)	Includes options for 69,218 shares of common stock that are immediately exercisable or exercisable within 60 days of March 10, 2008. Includes warrants to purchase 38,414 shares of common stock at an exercise price equal to $0.001 per share that are immediately exercisable. Also includes 73,382 shares of common stock held by OZ Internet Technologies, L.L.P., which is wholly-owned by Mr. Zadikario.

(7)	Includes options for 48,806 shares of common stock that are immediately exercisable or exercisable within 60 days of March 10, 2008.

(8)	Includes options for 62,986 shares of common stock that are immediately exercisable or exercisable within 60 days of March 10, 2008.

(9)	Includes options for 30,494 shares of common stock that are immediately exercisable or exercisable within 60 days of March 10, 2008.

(10)	Includes options for 9,792 shares of common stock that are immediately exercisable or exercisable within 60 days of March 10, 2008. Also includes 1,445,500 shares of common stock held by Insight Ventures. Mr. Parekh disclaims beneficial ownership of shares held by Insight Ventures. See footnote (3) above for more information regarding Insight Ventures.

(11)	Includes shares of common stock held by Sycamore, issuable upon conversion of 2,068,966 shares of preferred stock. Mr. Barkat disclaims beneficial ownership of the shares held by Sycamore.

(12)	Includes shares of common stock held by Sycamore, issuable upon conversion of 2,068,966 shares of preferred stock. Mr. Kolber disclaims beneficial ownership of shares held by Sycamore.

(13)	Includes options for 9,792 shares of common stock that are immediately exercisable or exercisable within 60 days of March 10, 2008. Also includes 56,710 shares held by Chorley Gamzu Ltd. and shares of common stock held by Sycamore, issuable upon conversion of 2,068,966 shares of preferred stock. Mr. Gamzu disclaims beneficial ownership of the shares held by Sycamore. Also includes an option to purchase 75,589 shares of common stock from one of our stockholders, which is exercisable at any time prior to the consummation of this offering. Also includes options to receive 23,716 shares of common stock and to purchase 27,510 shares of common stock from Amir Hardoof, which will become exercisable immediately upon the consummation of this offering. Prior to the consummation of this offering and at any time prior to the exercise of such options by Mr. Gamzu, Mr. Gamzu is entitled to receive a part of the proceeds received by Mr. Hardoof from the sale of such shares.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation and amended and restated by-laws as will be in effect immediately prior to the closing of this offering and relevant sections of the Delaware General Corporate Law (the “DGCL”). Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, our amended and restated certificate of incorporation and amended and restated by-laws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

Following this offering, our authorized capital stock will consist of                  shares of common stock, par value $0.001 per share, and                  shares of preferred stock, par value $                 per share.

Common Stock

Common stock outstanding. As of December 31, 2007 there were 4,162,421 shares of common stock outstanding which were held of record by 45 stockholders. Following this offering, there will be              shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Voting rights. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders, except on matters relating solely to terms of preferred stock.

Dividend rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See “Dividend Policy.”

Rights upon liquidation. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Other rights. The holders of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

In connection with this offering, all of our outstanding shares of preferred stock will be converted into shares of common stock. Following this offering, our board of directors will have the authority under our amended and restated certificate of incorporation to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock. At present, we have no plans to issue any of the preferred stock.

Anti-Takeover Effects of Delaware Law

Following consummation of this offering, we will be subject to the “business combination” provisions of Section 203 of the DGCL. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various “business combination” transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

—	the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status;

—

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

—

on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock.

The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our by-laws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors.

Limits on Written Consents

Any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders.

Limits on Special Meetings

Special meetings of the stockholders may be called at any time only by the board of directors, the Chairman of the Board or our Chief Executive Officer, President or Secretary, subject to the rights of the holders of any series of preferred stock.

Election and Removal of Directors

In connection with this offering, our board of directors will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. Our stockholders may only remove directors for cause. Our board of directors may elect a director to fill a vacancy, including vacancies created by the expansion of the board of directors. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of our directors.

Our certificate of incorporation and by-laws will not provide for cumulative voting in the election of directors.

Amendments to our Governing Documents

Generally, the amendment of our amended and restated certificate of incorporation requires approval by our board of directors and a majority vote of stockholders. However, certain material amendments (including amendments with respect to provisions governing board composition, actions by written consent, and special meetings) require the approval of at least 66 2/3% of the votes entitled to be cast by the outstanding capital stock in the elections of our board of directors. Any amendment to our by-laws requires the approval of either a majority of our board of directors or approval of at least 66 2/3% of the votes entitled to be cast by the holders of our outstanding capital stock in elections of our board of directors.

Listing

We have applied to list the common stock on the NASDAQ Global Market under the symbol “EYEB.”

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is                      .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have          shares of common stock outstanding assuming no exercise of the underwriters’ over-allotment option, the conversion of all outstanding shares of preferred stock and no exercise of any options and warrants outstanding as of December 31, 2007. Of these              shares, the          shares (         shares if the underwriters exercise their over-allotment option in full) sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock existing are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act. As a result of the contractual 180-day lock-up period described below and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Number of Shares	Date
On the date of this prospectus.
After 90 days from the date of this prospectus.
After 180 days from the date of this prospectus (subject, in some cases, to volume limitations).
At various times after 180 days from the date of this prospectus (subject, in some cases, to volume limitations).

Rule 144

In general, under Rule 144, beginning 90 days after this offering, an affiliate who beneficially owns shares that were purchased from us, or any affiliate, at least six months previously, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of our then-outstanding shares of common stock, which will equal approximately              shares immediately after this offering (assuming no exercise of the underwriters’ over-allotment option), or the average weekly trading volume of our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice of the sale on Form 144. Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and availability of current public information about us.

A person that is not an affiliate of ours at the time of, or at any time during the three months preceding, a sale and who has beneficially owned restricted shares of our common stock for at least six months, may sell shares without complying with the volume limitation, manner of sale or notice provisions described above, and any such person who has beneficially owned restricted shares of our common stock for at least one year may sell shares without complying with the abovementioned restrictions and the current public information requirement.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Rights

Upon completion of this offering, the holders of          shares of common stock and          shares of common stock issuable upon the exercise of outstanding options and warrants or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Certain Relationships and Related Party Transactions—Registration Rights.”

Stock Options

As of December 31, 2007, options to purchase a total of 2,255,263 shares of common stock were outstanding under our equity incentive plan. Substantially all of the shares subject to options are subject to lock-up agreements. An additional 1,182,113 shares of common stock were available for future option grants under our stock plans.

Upon completion of this offering, we intend to file a registration statement under the Securities Act covering all shares of common stock subject to outstanding options or issuable pursuant to our incentive stock plan. Shares registered under this registration statement will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, vesting restrictions with us or the contractual restrictions described below.

Lock-up Agreements

All of our directors and executive officers and the holders of substantially all of our common stock, have agreed, subject to limited exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock for a period of 180 days after the date of this prospectus, without the prior written consent of Lehman Brothers Inc. and Deutsche Bank Securities Inc. See “Underwriting.”

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a beneficial owner that is a “non-U.S. holder”, other than a non-U.S. holder that owns, or has owned, actually or constructively, more than 5% of the Company’s common stock. This discussion addresses only the U.S. federal income tax considerations of holders that are initial purchasers of common stock pursuant to the offering and that will hold common stock as capital assets. A “non-U.S. holder” is a person or entity that, for U.S. federal income tax purposes, is a:

—	non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates;

—	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of a jurisdiction other than the United States or of any political subdivision thereof; or

—	foreign estate or trust.

A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of common stock.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisers with respect to the particular tax consequences to them of owning and disposing of common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

As discussed under “Dividend Policy” above, the Company does not currently expect to pay dividends. In the event that the Company does pay dividends, dividends paid to a non-U.S. holder of common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty.

The withholding tax does not apply to dividends paid to a non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable treaty providing otherwise.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends and the proceeds from a sale or other disposition of common stock. A non-U.S. holder may have to comply with certification procedures to establish that it is not a U.S. person in order to avoid information reporting and backup withholding tax requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

UNDERWRITING

Lehman Brothers Inc. and Deutsche Bank Securities Inc. are acting as representatives of the underwriters and joint book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement of which this prospectus forms a part, each of the underwriters named below has severally agreed to purchase from us the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
Lehman Brothers Inc.
Deutsche Bank Securities Inc.
UBS Securities LLC.
Pacific Crest Securities Inc.

Total

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

—

the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

—	the representations and warranties made by us to the underwriters are true;

—	there is no material change in our business or the financial markets; and

—	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

	No Exercise	Full Exercise
Per share	$	$

Total	$	$

The representatives of the underwriters have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $ per share. After the offering, the representatives may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be $             (excluding underwriting discounts and commissions).

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of the underwriting agreement, to purchase, from time to time, in whole or in part, up to an aggregate of              shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than              shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s underwriting commitment in the offering as indicated in the table at the beginning of this “Underwriting” section.

Lock-Up Agreements

We, all of our directors and executive officers and the holders of substantially all of our outstanding shares, have agreed that, without the prior written consent of each of Lehman Brothers Inc. and Deutsche Bank Securities Inc., we and they will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the Securities and Exchange Commission and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the shares of common stock, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities, other than the Company’s filing of a registration statement on Form S-8, with respect to shares not subject to the lock-up agreement, or (4) publicly disclose the intention to do any of the foregoing for a period of 180 days after the date of this prospectus, other than certain permitted transactions.

These restrictions do not apply to bona fide gifts, sales or other dispositions of shares made by a stockholder exclusively to family members, charitable institutions or affiliates of the stockholder; provided that the transferee/donee agrees to be bound by restrictions set forth in the immediately preceding paragraph and no filing or public announcement by any party to the transaction is required to be made or is voluntarily made.

The 180-day restricted period described in the preceding paragraph will be extended if:

—	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

—	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of a material event, unless such extension is waived in writing by Lehman Brothers Inc. and Deutsche Bank Securities Inc.

Lehman Brothers Inc. and Deutsche Bank Securities Inc., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release the common stock and other securities from lock-up agreements, Lehman Brothers Inc. and Deutsche Bank Securities Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Offering Price Determination

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives will consider:

—	the history and prospects for the industry in which we compete;

—	our financial information;

—	the ability of our management and our business potential and earning prospects;

—	the prevailing securities markets at the time of this offering; and

—	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

—	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

—

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

—	Syndicate covering transactions involve purchases of shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

—

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our shares of common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Nasdaq Global Market

We have applied to have our common stock listed on The Nasdaq Global Market under the symbol “EYEB.”

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Stamp Taxes

If you purchase shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

The underwriters may in the future perform investment banking and advisory services for us from time to time for which they may in the future receive customary fees and expenses.

Public Offer Selling Restrictions Under the Prospectus Directive

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

—	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

—

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

—	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives; or

—	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive,

provided that no such offer of securities shall require us or any underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

Selling Restrictions Addressing Additional United Kingdom Securities Laws

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon for Eyeblaster, Inc. by Davis Polk & Wardwell, New York, New York. The underwriters have been represented by White & Case LLP, New York, New York.

EXPERTS

The consolidated financial statements of Eyeblaster, Inc. and its subsidiaries as of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007 appearing in this prospectus and registration statement have been audited by Kost, Forer Gabbay and Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as set forth in their report thereon appearing herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the company and its common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov. The registration statement, including the exhibits and schedules thereto, are also available for reading and copying at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

As a result of the offering, we will become subject to the full informational requirements of the Securities Exchange Act of 1934, as amended. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. We also maintain an Internet site at www.eyeblaster.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

EYEBLASTER, INC. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

- - - - - - - - - - - - -

■ Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel	■ Phone: 972-3-6232525 Fax: 972-3-5622555

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

EYEBLASTER INC. AND ITS SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of Eyeblaster, Inc. (the “Company”) and subsidiaries as of December 31, 2006 and 2007 and the related consolidated statements of income, stockholders’ equity and consolidated cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2m to the consolidated financial statements, the Company adopted the provision of Statement of Financial Accounting Standard No. 123 (Revised 2004), “Share-Based Payment” in effect from January 1, 2006.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2007 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with generally accepted accounting principles in the United States.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 6, 2008	A Member of Ernst & Young Global

EYEBLASTER INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	As of December 31,
	2006	2007
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$4,619	$4,895
Marketable securities	2,094	8,779
Trade receivables (net of allowance for doubtful accounts of $383 and $305 at December 31, 2006 and 2007, respectively)	12,628	16,872
Other receivables and prepaid expenses	521	1,593

Total current assets	19,862	32,139

LONG-TERM ASSETS:
Marketable securities	1,205	6,531
Deferred taxes, net	139	185
Severance pay fund	308	504
Other long-term assets	264	457

Total long-term assets	1,916	7,677

PROPERTY AND EQUIPMENT, NET	1,633	2,212

Total assets	$23,411	$42,028

The accompanying notes are an integral part of the consolidated financial statements.

EYEBLASTER INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	As of December 31,		Pro forma Stockholders’ Equity as of December 31,
	2006	2007	2007
			Unaudited
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$1,461	$2,006
Employees and payroll accruals	1,663	2,378
Other payables	1,767	3,200

Total current liabilities	4,891	7,584

LONG-TERM LIABILITIES:
Deferred taxes	34	-
Accrued severance pay	396	653

Total long-term liabilities	430	653

COMMITMENTS AND CONTINGENCIES (Note 6)

REDEEMABLE CONVERTIBLE PREFERRED STOCKS
Series E redeemable convertible preferred stock, $0.001 par value - 3,000,000 and 0 shares authorized at December 31, 2006 and 2007, respectively; 2,065,000 and 0 issued and outstanding at December 31, 2006 and 2007, respectively	8,862	-

STOCKHOLDERS’ EQUITY:
Common stock of $0.001 par value - 9,000,000 and 9,600,000 shares authorized at December 31, 2006 and 2007, respectively; 1,416,915 and 5,742,397 shares issued at December 31, 2006 and 2007, respectively; 1,416,915 and 4,162,421 shares outstanding at December 31, 2006 and 2007, respectively; 7,892,548 (unaudited) and 6,312,572 (unaudited) issued and outstanding, respectively (pro forma)	2	6	$8
Series A, B, C and D convertible preferred stock of $0.001 par value - 3,020,000 and 0 shares authorized at December 31, 2006 and 2007; 2,096,545 and 0 shares issued and outstanding at December 31, 2007 and 2006, respectively; none (unaudited) issued and outstanding (pro forma)	2	-	-
Series A-1 convertible preferred stock of $0.001 par value - 0 and 2,100,000 shares authorized at December 31, 2006 and 2007, respectively; 0 and 2,068,966 shares issued and outstanding at December 31, 2006 and 2007, respectively; aggregate liquidation preference of $30,746 at December 31, 2007; none (unaudited) issued and outstanding (pro forma)	-	2	-
Additional paid-in capital	3,093	42,242	42,242
Treasury stock at cost	(3,760)	(23,213)	(23,213)
Accumulated other comprehensive income	609	622	622
Retained earnings	9,282	14,132	14,132

Total stockholders’ equity	9,228	33,791	$33,791

Total liabilities and stockholders’ equity	$23,411	$42,028

The accompanying notes are an integral part of the consolidated financial statements.

EYEBLASTER INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2005	2006	2007

Revenues	$18,829	$27,659	$44,737
Cost of revenues	1,907	2,700	3,243

Gross profit	16,922	24,959	41,494

Operating expenses:

Research and development	1,605	2,428	4,525
Selling and marketing	9,084	13,554	23,484
General and administrative	2,883	4,575	5,990

Total operating expenses	13,572	20,557	33,999

Operating income	3,350	4,402	7,495
Financial income, net	164	162	1,077

Income before income taxes	3,514	4,564	8,572
Income taxes	772	838	1,213

Net income	$2,742	$3,726	$7,359

Deemed dividend upon repurchase of preferred stock	-	-	(3,469)
Accretion of preferred stock dividend preference	(401)	(401)	(558)

Net income attributable to common stockholders	$2,341	$3,325	$3,332

Income per share:
Basic	$1.68	$2.35	$1.04

Diluted	$0.44	$0.58	$0.59

Weighted average number of shares of common stock used in computing income per share:
Basic	1,395,594	1,414,667	3,195,523

Diluted	6,218,714	6,426,892	6,605,837

Pro forma net income per share (unaudited) (Note 2q):
Basic			$0.81

Diluted			$0.59

The accompanying notes are an integral part of the consolidated financial statements.

EYEBLASTER INC. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN REDEEMABLE PREFERRED STOCK AND OTHER STOCKHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Redeemable preferred stock	Common stock	Preferred stock	Additional paid-in capital	Deferred stock-based compensation	Treasury stock At cost	Accumulated other comprehensive income (losses)	Retained earnings	Total comprehensive income (loss)	Total stockholders’ equity

Balance as of January 1, 2005	$8,222	$2	$2	$2,976	$(23)	$(3,760)	$92	$3,454		$2,743

Exercise of stock options		*) -	-	7	-	-	-	-		7
Accretion of redeemable convertible stocks	$320							(320)		(320)
Amortization of deferred stock-based compensation		-	-	-	17	-	-	-		17
Foreign currency translation adjustments		-	-	-	-	-	(234)	-	$(234)	(234)
Net income		-	-	-	-	-	-	2,742	2,742	2,742

Total comprehensive income									$2,508

Balance as of December 31, 2005	8,542	2	2	2,983	(6)	(3,760)	(142)	5,876		4,955

Exercise of stock options	-	*) -	-	10	-	-	-	-		10
Reclassification of deferred stock-based compensation due to implementation of FAS 123(R)	-	-	-	(6)	6	-	-	-		-
Compensation related to options granted to employees	-	-	-	106	-	-	-	-		106
Accretion of redeemable convertible stocks	320	-	-	-	-	-	-	(320)		(320)
Foreign currency translation adjustments		-	-	-	-	-	751	-	$751	751
Net income		-	-	-	-	-	-	3,726	3,726	3,726

Total comprehensive income									$4,477

Balance as of December 31, 2006	8,862	2	2	3,093	-	(3,760)	609	9,282		9,228

Accretion of redeemable convertible stocks	101	-	-	-	-	-	-	(101)		(101)
Conversion of series A,B,C,D and E preferred stock into common stock	(8,963)	4	(2)	7,900	-	-	-	1,061		8,963
Issuance of series A-1 convertible preferred stock (net of $38 in issuance expenses)		-	2	29,960	-	-	-	-		29,962
Compensation expenses upon purchase of vested stock options		-	-	343	-	-	-	-		343
Deemed dividend upon repurchase of preferred stock		-	-	-	-	3,469	-	(3,469)		-
Treasury stock at cost (1,580,852 common stock)		-	-	-	-	(22,922)	-	-		(22,922)
Tax benefit related to exercise of stock options		-	-	76	-	-	-	-		76
Exercise of stock options	-	*) -	-	190	-	-	-	-		190
Compensation related to options granted to employees		-	-	680	-	-	-	-		680
Foreign currency translation adjustments	-	-	-	-	-	-	13	-	$13	13
Net income	-	-	-	-	-	-	-	7,359	7,359	7,359

Total comprehensive income									$7,372

Balance as of December 31, 2007	$-	$6	$2	$42,242	$-	$(23,213)	$622	$14,132		$33,791

*)	Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

EYEBLASTER INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2005	2006	2007
Cash flows from operating activities:
Net income	$2,742	$3,726	$7,359
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	435	524	825
Compensation related to options granted to employees	17	106	1,023
Increase in trade receivables	(4,213)	(3,461)	(4,171)
Increase in other receivable and prepaid expenses	(126)	(31)	(830)
Increase in deferred taxes	45	(43)	(310)
Decrease (increase) in other long-term assets	(114)	49	(196)
Increase in trade payables	654	163	545
Increase in employees and payroll accruals	675	562	694
Increase (decrease) in other payables	(239)	324	895
Increase in accrued severance pay, net	16	33	61
Increase in accrued interest	(96)	-	(180)
Loss on disposal of property and equipment	-	-	43

Net cash provided by (used in) operating activities	(204)	1,952	5,758

Cash flows from investing activities:

Investments in marketable securities	-	(2,038)	(16,170)
Proceeds from redemption of marketable securities	1,122	2,700	4,339
Purchase of property and equipment	(965)	(927)	(1,447)

Net cash provided by (used in) investing activities	157	(265)	(13,278)

Cash flows from financing activities:
Issuance of series A-1 convertible preferred stock, net of issuance costs of $38	-	-	29,962
Acquisition of treasury stock	-	-	(22,389)
Excess tax benefit related to exercise of stock options	-	-	76
Proceeds from exercise of stock options and warrants	7	10	190

Net cash provided by financing activities	7	10	7,839

Increase (decrease) in cash and cash equivalents	(40)	1,697	319
Effects of exchange rate changes on cash and cash equivalents	(34)	233	(43)
Cash and cash equivalents at the beginning of the year	2,763	2,689	4,619

Cash and cash equivalents at the end of the year	$2,689	$4,619	$4,895

Supplement disclosure of cash flow information:
Cash paid during the year for:
Income taxes	$499	$1,061	$1,533

Non-cash activities:
Deemed dividend upon acquisition of treasury stock from shareholders	$-	$-	$3,469

Acquisition of treasury stock	$-	$-	$(533)

Accretion of preferred stock	$(401)	$(401)	$(558)

The accompanying notes are an integral part of the consolidated financial statements.

EYEBLASTER INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 1:-	GENERAL

Eyeblaster, Inc. (the “Company”) is a global provider of online campaign management solutions and services to advertising agencies and advertisers. The Company provides its customers with an integrated on-demand online advertising campaign management platform (the “platform”) that enables them to create, manage, deliver and track their campaigns across multiple digital formats including display, rich media, search and other emerging media

The Company markets its services through wholly-owned subsidiaries in Israel, the United Kingdom, France, Germany and Australia. The subsidiaries provide marketing and distribution services for the Company’s solutions and services to its customers worldwide.

The Company’s operations rely significantly on third-party service providers, such as data centers, content delivery services and bandwidth providers. The Company has entered into an exclusive agreement with such a third-party service provider to provide content delivery services to assist the Company in serving advertisements. If this service provider or other third-party service providers fail to provide their services or if their services are no longer available to the Company for any reason and the Company is not immediately able to find replacement providers, the Company’s business, financial conditions or results of operations could be materially adversely affected.

As to principal markets and major customers, see Note 9. If a major customer decides not to continue purchasing services from the Company or significantly reduces its spending with the Company, the Company may not be able to make up the lost revenue.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to United States generally accepted accounting principles (“U.S. GAAP”).

a.	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

Most of the Company’s revenues are generated in U.S. dollars. Although a portion of the subsidiaries’ expenses are nominated in their respective local currencies, a substantial portion of their expenses are denominated in U.S. dollars. The Company’s management believes that the U.S. dollar is the primary currency of the primary economic environment in which the Company operates. Accordingly, the U.S. dollar was used as the Company’s functional and reporting currency. Monetary accounts in currencies other than the U.S. dollar of foreign subsidiaries whose functional currency has been determined to be the U.S. dollar are remeasured into U.S. dollar in accordance with Statement of the Financial Accounting Standard Board No. 52 “Foreign Currency Translation” (“SFAS No. 52”). All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statement of income as financial income or expenses, as appropriate.

The financial statements of the Company’s subsidiaries whose functional currency has been determined to be their local currency have been translated into U.S. dollars. Assets and liabilities of these subsidiaries are translated at year-end exchange rates and their statement of operations items are translated using the actual exchange rates at the dates on which those items are recognized. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income in shareholders’ equity.

EYEBLASTER INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Principles of consolidation:

The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible into cash with original maturities of three months or less.

e.	Marketable securities:

The Company accounts for its marketable securities in accordance with Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date.

The Company classified all its marketable securities as held-to-maturity as it has the positive intent and ability to hold the securities to maturity and stated them at amortized cost. The amortized cost of held-to-maturity securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization, accretion and decline in value judged to be other than temporary determined on a specific identification method and interest are included in financial income or expenses, as appropriate, in accordance with the Company’s policy and FASB Staff Position No. FAS 115-1 and Emerging Issue Task Force (“EITF”) Issue No. 03-1 “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.”

f.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

Percent

Computers and peripheral equipment	33
Office furniture and equipment	7 – 15 (mainly 15)
Leasehold improvements	Over the shorter of the term of the lease (excluding renewal options) or the life of the assets.

g.	Revenue recognition:

The Company generates revenues primarily from monthly transaction volume-based fees earned by the Company for making its platform available to the Company’s customers on an Application Service Provider (ASP) basis. Accordingly, such revenue is recognized in accordance with Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition in Financial Statements” in the month that the advertising impressions or click-through occur, provided that persuasive evidence of an arrangement exists, no significant Company obligations remain, collection of the resulting receivable is reasonably assured, and the fees are fixed or determinable.

EYEBLASTER INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s customers do not have the right to take possession of the Company’s software at any time during or after the term of the relevant customer agreement. Accordingly, as prescribed by EITF Issue No. 00-3, “Application of AICPA Statement of Position 97-2 to Arrangements that Include the Right to Use Software Stored on Another Entity’s Hardware” the Company’s revenue recognition is outside the scope of Statement of Position (“SOP”) No. 97-2, “Software Revenue Recognition.”

h.	Research and development expenses:

Research and development expenses mainly include costs associated with the maintenance of the Company’s technology platform and are therefore expensed as incurred. The Company follows the guidance of SOP No. 98-1, “Accounting for the Costs of Computer Software Development or Obtained for Internal Use.” No software development costs were capitalized during all years presented.

i.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with SFAS 109, “Accounting for Income Taxes” (“SFAS 109”). This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences if not related to an asset or liability for financial reporting.

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company accrues interest and penalties related to unrecognized tax benefits in its financial expenses.

j.	Concentration of credit risks:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables and marketable securities. The majority of the Company’s cash and cash equivalents and marketable securities are invested with major banks in the United States, Israel and the U.K. Management believes that the financial institutions that hold the Company’s investments are financially sound and accordingly, minimal credit risk exists with respect to these investments

EYEBLASTER INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s marketable securities include investments in U.S. corporate and government agency debentures and certificates of deposits. It is the Company’s policy to review its marketable equity securities classified as investments on a regular basis to evaluate whether or not any security has experienced other than temporary decline in fair value. The Company’s policy includes, but is not limited to, reviewing the cash position, earnings/revenue outlook and stock price performance over the past six months.

The Company’s trade receivables are derived from sales to customers located primarily in the U.S. and Europe. The Company performs ongoing credit evaluations of its customers’ financial condition. The Company maintains an allowance for doubtful accounts receivable based upon management’s experience and estimate of collectibility of each outstanding invoice. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection. As of December 31, 2007 and 2006, the allowance for doubtful accounts amounted to $305 and $383, respectively. To date, the Company has not experienced any material losses on its account receivables. The risk of collection associated with account receivables is mitigated by the diversity and number of customers.

The following table sets forth the changes in the Company’s allowance for doubtful accounts:

Allowance for doubtful accounts

Balance as of January 1, 2005	$48
Provision, net of recoveries	-
Write-off	-

Balance as of December 31, 2005	48
Provision, net of recoveries	508
Write-off	(173)

Balance as of December 31, 2006	383
Provision, net of recoveries	(33)
Write-off	(45)

Balance as of December 31, 2007	$305

k.	Severance pay:

The Israeli subsidiary’s liability for severance pay is calculated pursuant to Israeli Severance Pay Law based on the most recent salary of the employee multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Israeli subsidiary’s liability for all of its employees is satisfied by monthly deposits with insurance policies and by an accrual.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligations pursuant to Israeli Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance pay expense for the years ended December 31, 2007, 2006 and 2005 amounted to approximately $491, $189 and $115, respectively.

EYEBLASTER INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating fair value disclosures for financial instruments:

1.	The carrying amount reported in the balance sheet for cash and cash equivalents, receivables and payables approximates their fair value due to the short-term maturities of such instruments.

2.	The fair value for short and long-term marketable securities with quoted market prices is based on quoted market prices and does not significantly differ from their carrying amount (see Note 3).

m.	Accounting for stock-based compensation:

In December 2004, the Financial Accounting Standards Board (the “FASB”) issued Statements of Accounting Standard No. 123 (Revised 2004), “Share Based Payment” (“SFAS 123R”), which addresses the accounting for share based payment transactions in which an enterprise receives employee service in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or may be settled by the issuance of such equity instruments. SFAS 123R eliminates the ability to account for share based compensation transactions using the intrinsic value method under Accounting Principles Board Opinion No. 25, “Accounting for Stock issued to Employee” (“APB 25”), and generally requires instead that such transactions be accounted for using a fair value based method. The Company adopted SFAS 123R effective as of January 1, 2006.

SFAS 123R requires the use of a valuation model to calculate the fair value of stock based awards. The Company has elected to use the Black-Scholes option-pricing model to determine the fair value of stock based awards on the dates of grant. The assumptions about stock-price volatility have been based exclusively on the volatilities of publicly traded companies that, in management’s opinion, are comparable to the Company. The risk-free interest rate is based on the yield from U.S Treasury zero-coupon bonds with an equivalent term.

The following weighted average assumptions were used to estimate the fair value of the stock options granted during the years ended December 31, 2006 and 2007:

	Year ended December 31,
	2006	2007

Risk free interest	4.35%-5.22%	4.27%
Dividend yields	0%	0%
Volatility	85%	85%
Expected term (in years)	5-6.06	6.08
Weighted average fair value at grant date	$ 5.06	$ 11.23

The Company recognizes compensation expenses for the value of its awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

EYEBLASTER INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS 123R using the prospective-transition method for grants that were measured using the Minimum Value method in SFAS 123 for pro forma disclosures. As such, the Company continued to apply APB 25 in subsequent periods to equity awards outstanding at the date of SFAS 123R adoption that were measured for pro forma disclosure purposes using the Minimum Value method unless subsequently modified. Under this transition method, compensation costs recognized in 2006 includes compensation costs for all share based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. Results for prior periods have not been restated.

As a result of adopting SFAS 123R the Company’s income before income taxes and net income for the year ended December 31, 2007 and 2006, was approximately $680 and $100, respectively, lower than if it had continued to account for stock-based compensation under APB 25. Basic and diluted net earnings per share for the year ended December 31, 2007, are $0.21 and $0.10, respectively, and for the year ended December 31, 2006, are $0.07 and $0.02, respectively, lower than if the Company had continued to account for share-based compensation under APB 25.

In March 2005, the Securities and Exchange Commission (the “SEC”) issued Staff Accounting Bulletin No. 107 (“SAB No. 107”). In accordance with SAB No. 107, stock-based compensation is recorded in the same lines as cash compensation paid to the same individuals.

The Company applies SFAS 123R and EITF No. 96-18, “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services” (“EITF 96-18”), with respect to warrants issued to non-employees. SFAS 123R requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date as defined in EITF 96-18.

n.	Comprehensive income:

Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (“SFAS 130”), establishes standards for reporting and displaying comprehensive net income and its components in shareholders’ equity. SFAS 130 requires the components of other comprehensive income, such as changes in foreign currency translation adjustments, to be added to the Company’s net income to arrive at comprehensive net income. Other comprehensive income items have no impact on net income as presented on the Company’s consolidated statement of operations.

o.	Pro forma shareholders’ equity (unaudited):

The pro forma shareholders’ equity as of December 31, 2007 reflects the automatic conversion of the outstanding series A-1 convertible preferred stock into common stock upon the closing of the Company’s contemplated initial public offering.

p.	Net income attributable to common stockholders:

Under the Company’s amended and restated certificate of incorporation, prior to the consummation of a qualified IPO, holders of the Company’s preferred stock are entitled to a preference in the event that the Company declares or distributes dividends to receive, prior to

EYEBLASTER INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

distribution of any dividends to holders of any of its common stock, at a fixed rate of the original issue price per share on a cumulative basis, net of all previously paid management fees, where applicable (see also Note 10). In accordance with Statement of Financial Accounting Standards No. 128, “Earnings per Share”, the Company has deducted the value of the preferred stock dividend preference from its reported net income or net loss to compute net loss attributable to common stockholders, even though the Company has not declared nor distributed any dividends since inception. Net income attributable to common stockholders is used to compute income per share.

q.	Earnings per share:

Basic net income per share (“Basic EPS”) is computed by dividing net income attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period, excluding shares subject to repurchase, using the two-class method as required by EITF 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128”, The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. Under the two-class method, net income is reduced by the contractual amount of dividends (or interest on participating income bonds) that must be paid for the current period. The remaining earnings are then allocated to common stock and participating securities to the extent that each security may share in earnings as if all of the earnings for the period had been distributed.

The total earnings allocated to each security are determined by adding together the amount allocated for dividends and the amount allocated for a participation feature. The total earnings allocated to each security are then divided by the weighted average number of outstanding shares of each class of the security to which the earnings are allocated to determine the net income per share for the class of such security.

Diluted net income per share (“Diluted EPS”) gives effect to all dilutive potential common stock outstanding during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on earnings. The dilutive effect of outstanding stock options and warrants is computed using the treasury stock method.

For the years ended December 31, 2007, 2006 and 2005, the Company had outstanding convertible preferred stock and stock options to purchase common stock, which were not included in the calculation of Diluted EPS due to the anti-dilutive nature of these instruments in the following amounts:

	Year ended December 31,
	2005	2006	2007
Series A preferred stock			6,488
Series B1 preferred stock			22,140
Series B2 preferred stock			298,730
Series C1 preferred stock			104,552
Series C3 preferred stock			6,497
Series D preferred stock			4,350
Series E preferred stock			619,500

Series A, B, C, D and E preferred stock	-	-	1,062,257

Options to purchase common stock	141,813	388,500	1,111,633

EYEBLASTER INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The unaudited pro forma Basic EPS and Diluted EPS for the year ended December 31, 2007 assumes the automatic conversion of the outstanding convertible preferred stock into common stock as of the later of the beginning of the period or the issuance date of the stock, using the conversion rate effective December 31, 2007. The following table sets forth the computation of pro forma Basic EPS and Diluted EPS for the year ended December 31, 2007:

Year ended December 31, 2007
Numerator
Net income as reported	$7,359
Deduct:
Accretion of series A preferred stock dividend preference	(1)
Accretion of series B preferred stock dividend preference	(13)

Accretion of series C preferred stock dividend preference	(4)
Accretion of series D preferred stock dividend preference	(7)

Accretion of series E preferred stock dividend preference	(101)
Deemed dividend upon repurchase of preferred stock	(3,469)

Numerator for basic pro forma net income per share of common stock	3,764
Add:
Series A preferred stock dividend preference	1
Series B preferred stock dividend preference	13
Series C preferred stock dividend preference	4
Series D preferred stock dividend preference	7
Series E preferred stock dividend preference	101

Numerator for diluted pro forma net income per share of common stock	$3,890

Denominator
Weighted average shares used in computing basic net income per share	3,195,523
Adjustments to reflect the effect of the assumed conversion of the Preferred stock from their issuance date	1,470,845

Denominator for basic calculation, weighted average shares	4,666,368

Potential common stock attributable to preferred stock (series A-E), stock options and warrants
Series A preferred stock	5,240
Series B preferred stock	466,217

Series C preferred stock	56,292
Series D preferred stock	44,717
Series E preferred stock	500,365
Stock options and warrants	866,638

Denominator for diluted calculation, weighted average shares	6,605,837

Pro forma net income per share (unaudited)
Pro forma basic net income per share	$0.81

Pro forma diluted net income per share	$0.59

EYEBLASTER INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Impact of recently issued accounting pronouncements:

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently assessing the impact that SFAS 157 will have on its consolidated financial statements.

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. SFAS 159 requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, although earlier adoption is permitted. As the Company has no financial instruments or certain other items at fair value at the adoption date of SFAS 159, the Company has not yet elected the fair value option for any item permitted under SFAS 159.

In December 2007, the FASB issued SFAS No. 141 (Revised) “Business Combinations”. SFAS 141 (Revised) replaces SFAS 141 “Business Combination” and establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. SFAS 141 also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective for the fiscal year beginning after December 15, 2008. The Company does not expect that SFAS 141 (Revised) will have any impact on the Company’s historical financial statements upon adoption.

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 amends Accounting Research Bulletin 51, “Consolidated Financial Statements,” to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for financial statements issued for fiscal years on or after December 15, 2008, and interim periods within those fiscal years. The Company does not expect that SFAS 160 will have any impact on the Company’s historical financial statements upon adoption.

EYEBLASTER INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

On December 21, 2007, the SEC staff issued Staff Accounting Bulletin No. 110 (“SAB 110”), which, effective January 1, 2008, amends and replaces Staff Accounting Bulletin 107 (“SAB 107”), Share-Based Payment. SAB 110 expresses the views of the SEC staff regarding the use of a “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with SFAS 123R. Under the “simplified” method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option.

The use of the “simplified” method, which was first described in SAB 107, was scheduled to expire on December 31, 2007. SAB 110 extends the use of the “simplified” method for “plain vanilla” awards in certain situations. The SEC staff does not expect the “simplified” method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available. The Company is currently assessing the impact that SAB 110 will have on the Company’s financial statements upon adoption.

In March 2007, EITF Topic D-109, “Determining the Nature of a Host Contract Related to a hybrid Financial Instrument Issued in the Form of a Share under FASB Statement No. 133” (“EITF Topic D-109”) was released. EITF Topic D-109 provides the SEC staff’s view as to how one must evaluate whether a preferred stock “host” contract is a debt host or an equity host. It states that the determination of the nature of the host contract for a hybrid financial instrument issued in the form of a share should be based on a consideration of economic characteristics and risks, and that the consideration of the economic characteristics and risks of the host contract should be based on all the stated and implied substantive terms and features of the hybrid financial instrument - including the same features that have to be evaluated for bifurcation once the nature of the host instrument is determined. EITF Topic D-109 is effective at the beginning of the first fiscal quarter beginning after June 15, 2007, even if that period is other than the first fiscal quarter of the registrant’s fiscal year. The Company is currently assessing the impact that EITF Topic D-109 will have on the Company’s financial statements upon adoption.

EYEBLASTER INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 3:-	MARKETABLE SECURITIES

Marketable securities with contractual maturities of less than 1 year are as follows:

	December 31,
	2006				2007
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Corporate debentures	$-	$-	$-	$-	$8,275	$-	$(30)	$8,245
Government agency securities	2,094	-	(1)	2,093	504	-	(4)	500

	$2,094	$-	$(1)	$2,093	$8,779	$-	$(34)	$8,745

Marketable securities with contractual maturities of 1 year through 5 years are as follows:

	December 31,
	2006				2007
	Amortized cost / cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost / cost	Gross unrealized gains	Gross unrealized losses	Fair value

Certificates of deposit	$-	$-	$-	$-	$543	$1	$-	$544
Government agency securities	1,205	-	(2)	1,203	5,988	-	(2)	5,986

	$1,205	$-	$(2)	$1,203	$6,531	$1	$(2)	$6,530

No losses are outstanding over than a 12 month period since all the outstanding securities were purchased during 2007. Because of the ability and intent of the Company to hold these investments to maturity, and because these unrealized losses are deemed to be due to temporary changes in interest rates, the securities were not considered to be other than temporarily impaired at December 31, 2007 and 2006.

EYEBLASTER INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 4:-	PROPERTY AND EQUIPMENT

	December 31,
	2006	2007
Cost:
Computers and peripheral equipment	$2,344	$3,388
Office furniture and equipment	456	607
Leasehold improvements	205	399

	3,005	4,394

Accumulated depreciation:
Computers and peripheral equipment	1,237	1,949
Office furniture and equipment	103	176
Leasehold improvements	32	57

	1,372	2,182

Depreciated cost	$1,633	$2,212

Depreciation expenses for the years ended December 31, 2007, 2006 and 2005 amounted to $825, $524 and $435, respectively.

NOTE 5:-	OTHER PAYABLES

	December 31,
	2006	2007

Accrued expenses	$784	$1,283
Accrued commission to selling agents	157	854
Governmental institutions	826	1,063

	$1,767	$3,200

NOTE 6:-	COMMITMENTS AND CONTINGENCIES

a.	Commitments:

The Company and its subsidiaries rent their facilities, motor vehicles and other services under various operating lease agreements ending on different dates, the latest of which is in 2015 (excluding renewal options).

Future minimum payments under contractual obligations as of December 31, 2007 are as follows:

2008	$2,497
2009	2,165
2010	992
2011	539
2012	353
Thereafter	723

$7,269

EYEBLASTER INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 6:-	COMMITMENTS AND CONTINGENCIES (Cont.)

Total rent, motor vehicle and other services expenses for the years ended December 31, 2007, 2006 and 2005, were $ 2,417, $ 2,302 and $ 1,937, respectively.

b.	Litigation:

In 2001 and 2002, letters were sent from the attorneys of five entities alleging infringement by the Company of intellectual property belonging to those companies. Management denies these allegations and responses thereto were sent to the claimants. No further action was taken by the claimants in this respect ever since. Company’s management does not expect to incur any costs as a result of these claims and accordingly, no provision was recorded in the financial statements as of December 31, 2007 and 2006.

NOTE 7:-	TAXES ON INCOME

The Company’s consolidated provision for income taxes and deferred tax assets and liabilities are computed based on a combination of the United States tax rates on its United States income, the Israeli tax rates on its Israeli income, as well as the tax rates of other jurisdictions where it conducts business.

a.	Taxation of Israeli income:

1.	Corporate tax rates

Taxable income of Israeli companies is subject to tax at the rate of 34% in 2005, 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

2.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”):

Certain production facilities of the Company’s subsidiary in Israel (“Eyeblaster Ltd.”) have been granted “Approved Enterprise” status under the Investment Law.

In accordance with the Law, Eyeblaster Ltd. has elected the “Alternative tax benefits.” On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a “Privileged Enterprise” (rather than the previous terminology of “Approved Enterprise”), such as by requiring that at least 25% of the “Privileged Enterprise’s” income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits. However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Investment Law as they were on the date of such approval. Therefore, Eyeblaster Ltd.’s existing Approved Enterprise will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the amended Investment Law, will subject the Company to taxes upon distribution or complete liquidation.

EYEBLASTER INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 7:-	TAXES ON INCOME (Cont.)

Accordingly, Eyeblaster Ltd.’s income attributed to its Approved Enterprise and Privileged Enterprise programs is tax exempt for a period of two years and is subject to a reduced corporate tax rate of 10% - 25% for an additional period of five to eight years, depending on the percentage of foreign investment in the Company.

The duration of tax benefits for the program is subject to limitations of the earlier of 12 years from commencement of investment, or 14 years from receipt of approval as an “Approved Enterprise” under the Investment Law.

The entitlement to the above benefits is conditional upon Eyeblaster Ltd. fulfilling the conditions stipulated by the Investment Law, regulations published thereunder and the certificates of approval for the specific investments in Approved Enterprises.

Should Eyeblaster Ltd. fail to meet such requirements in the future, income attributable to its Approved Enterprise or Privileged Enterprise programs could be subject to the statutory Israeli corporate tax rate, and Eyeblaster Ltd. could be required to refund the tax benefits already received with respect to such program, in whole or in part, including interest.

In the event of distribution of dividend from the above mentioned tax-exempt income, the amount distributed will be subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise’s and Privileged Enterprise’s income.

Out of the Eyeblaster Ltd.’s earnings available for distribution as of December 31, 2007, $4,086 is tax-exempt attributable to its Approved Enterprise program. If such tax-exempt income is distributed in a manner other than upon the complete liquidation of Eyeblaster Ltd., it would be taxed at the corporate tax rate applicable to such profits and an income tax liability of up to approximately $1,022 would be incurred as of December 31, 2007. The tax-exempt income attributable to the Approved Enterprise can be distributed to shareholders without imposing tax liability on Eyeblaster Ltd. only upon the complete liquidation of Eyeblaster Ltd.

In addition, as a result of the Amendment, tax-exempt income attributed to the Company’s Privileged Enterprise program will subject the Company to taxes upon complete liquidation. Through December 31, 2007, the Company had $10,298 of tax-exempt income attributed to its Privileged Enterprise program. In case of complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits and an income tax liability of up to $2,575 would be incurred as of December 31, 2007.

The Company has determined that it will not distribute any amounts of its undistributed tax-exempt income as dividend. The Company intends to reinvest its tax-exempt income and not to distribute such income as a dividend. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s Approved Enterprise or Privileged Enterprise programs as the undistributed tax-exempt income is essentially permanent in duration.

Since part of Eyeblaster Ltd.’s taxable income is not entitled to tax benefits under the Investment Law and is taxed at the regular tax rate, its effective tax rate is the result of

EYEBLASTER INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 7:-	TAXES ON INCOME (Cont.)

a weighted combination of the various applicable rates and tax exemptions, and the computation is made for income derived from each program on the basis of formulas specified in the law and in the approvals.

b.	Deferred taxes:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2007, 2006 and 2005, the Company’s deferred taxes were in respect of the following:

	Year ended December 31,
	2005	2006	2007

Reserves and allowances	$295	$339	$595
Stock- based compensation			81
Property and equipment	(33)	(34)	(61)

Net deferred tax asset	$262	$305	$615

Domestic:
Current deferred tax asset	$34	$53	$35
Non current deferred tax liability	(33)	(82)	(61)
Non current deferred tax asset	-	-	81

	1	(29)	55

Foreign:
Current deferred tax asset	170	200	395
Non current deferred tax asset	94	139	165
Non current deferred tax liability	(3)	(5)	-

	261	334	560

	$262	$305	$615

Current deferred tax asset is included within other receivables in the balance sheets.

c.	Income before income taxes is comprised as follows:

	Year ended December 31,
	2005	2006	2007

Domestic	$1,104	$1,097	$1,166
Foreign	2,410	3,467	7,406

	$3,514	$4,564	$8,572

EYEBLASTER INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 7:-	TAXES ON INCOME (Cont.)

d.	Income tax expenses are comprised as follows:

	Year ended December 31,
	2005	2006	2007

Current	$727	$881	$1,523
Deferred	45	(43)	(310)

	$772	$838	$1,213

Domestic	$548	$518	$470
Foreign	224	320	743

	$772	$838	$1,213

e.	A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory rate applicable to income of the Company and actual tax expense as reported in the statements of income, is as follows:

	Year ended December 31,
	2005	2006	2007
Income before income taxes as reported in the statements of income	$3,514	$4,564	$8,572

Statutory tax rate in the U.S.	34%	34%	34%

Theoretical tax provision at the U.S. statutory tax rate	$1,195	$1,552	$2,914
Increase (decrease) in taxes resulting from:
Effect of “Approved and Privileged Enterprise” status (*)	(631)	(815)	(1,565)
State tax expenses, net of federal benefit	166	88	176
Non-deductible expenses	15	51	130
Tax adjustment in respect of foreign subsidiaries different tax rates	-	(89)	(395)
Stock-based compensation	6	36	165
Tax in respect of prior years	54	(28)	(59)
Other	(33)	43	(153)

Actual tax expenses	$772	$838	$1,213

(*) Basic income per share amounts of the benefit resulting from the “Approved Enterprise” and “Privileged Enterprise” status	$0.45	$0.58	$0.44

Diluted income per share amounts of the benefit resulting from the “Approved Enterprise” and “Privileged Enterprise” status	$0.10	$0.13	$0.21

f.

The Company and its subsidiaries file income tax returns in the United States, Israel and various foreign jurisdictions. Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an

EYEBLASTER INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 7:-	TAXES ON INCOME (Cont.)

Interpretation of FASB Statement No. 109” (“FIN 48”). The balance at December 31, 2007, includes a liability for unrecognized tax benefits of $193 for tax positions which are uncertain of being sustained. Since the Company had a full provision for these positions prior to January 1, 2007, no adjustments were required upon the initial implementation of FIN 48. The accruals are with respect to the eligibility of certain profits to the reduced tax rates under the Company’s Approved Enterprise and Privileged Enterprise programs. The Company recognizes interest accrued related to unrecognized tax benefits as financial expenses. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance as of January 1, 2007	$193

Additions based on tax positions related to the current year	-
Additions for tax positions of prior years	-
Reductions for tax positions of prior years	-
Settlements	-

Balance as of December 31, 2007	$193

The Company and its subsidiaries are routinely examined by various taxing authorities.

The Company’s tax years 2005 through 2007 remain subject to examination by the IRS for U.S. federal tax purposes and the Israeli Tax Authorities are currently examining income tax returns of the Israeli subsidiary for the tax years 2003 through 2006. There are tax years which remain subject to examination in various other jurisdictions that are not material to the Company’s financial statements.

NOTE 8:-	STOCKHOLDERS’ EQUITY

a.	The Company’s changes in redeemable Preferred stock and other stockholders’ equity during the three-year period ended December 31, 2007, are as follows:

	Common stock	Series A,B,C,D, and E Convertible Preferred stock	Series A-1 Convertible Preferred stock

Balance as of January 1, 2005	1,385,950	4,161,545	-
Exercise of stock options	25,173	-	-

Balance as of December 31, 2005	1,411,123	4,161,545	-
Exercise of stock options	5,792	-	-

Balance as of December 31, 2006	1,416,915	4,161,545	-
Exercise of stock options	164,813	-	-
Issuance of series A-1 convertible preferred stock	-	-	2,068,966
Conversion of series A,B,C,D and E preferred stock into common stock	4,161,545	(4,161,545)	-
Treasury stock at cost	(1,580,852)	-	-

Balance as of December 31, 2007	4,162,421	-	2,068,966

EYEBLASTER INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 8:-	STOCKHOLDERS’ EQUITY (Cont.)

The Company’s capital consisted of the following as of December 31, 2007 and 2006:

	Authorized		Issued		Outstanding
	December 31,		December 31,		December 31,
	2006	2007	2006	2007	2006	2007
	Number of shares

Common stock (1)	9,000,000	9,600,000	1,416,915	5,742,397	1,416,915	4,162,421

Series A convertible preferred stock (2)	50,500	-	21,625	-	21,625	-
Series B1 convertible preferred stock (2)	408,000	-	136,909	-	136,909	-
Series B2 convertible preferred stock (2)	2,000,000	-	1,530,809	-	1,530,809	-
Series C1 convertible preferred stock (2)	300,000	-	222,488	-	222,488	-
Series C3 convertible preferred stock (2)	111,500	-	51,183	-	51,183	-
Series D convertible preferred stock (2)	150,000	-	133,531	-	133,531	-

	3,020,000	-	2,096,545	-	2,096,545	-

Series E redeemable convertible preferred stock (3)	3,000,000	-	2,065,000	-	2,065,000	-

Series A-1 convertible preferred stock (4)	-	2,100,000	-	2,068,966	-	2,068,966

(1)	Common stock - Shares of common stock confer to their holders voting rights, the right to receive cash and stock dividends, and the right to share in excess assets upon liquidation of the Company.

(2)	Convertible Preferred Stock (Series A-D, excluding A-1) - Shares of preferred stock (series A-D, excluding A-1) conferred upon its holders preference rights in the event of liquidation of the Company and distribution of dividends by the Company, at the rate of 5% of their original issuance price per annum (the “Dividend Preference”). Each share of preferred stock was convertible into shares of common stock at a conversion rate of 1:1, subject to adjustment upon dilutive events, when applicable. Holders of any series A, B, C and D preferred stock had voting rights on an as converted basis. Immediately prior to the issuance of Series A-1 convertible preferred stock, all outstanding preferred stock converted into one share of common stock (see also paragraph C below).

(3)

Series E Redeemable Convertible Preferred Stock - Series E redeemable convertible preferred stock conferred upon its holders the same preference rights as the other convertible preferred stock (as described above), except for the Dividend Preference which is computed at the rate of 4% of their original issuance price per annum. The series E redeemable convertible preferred stock was redeemable at the discretion of the series E preferred stockholders at any time after seven years from the issuance of the series E preferred stock. These shares were not considered mandatorily redeemable

EYEBLASTER INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 8:-	STOCKHOLDERS’ EQUITY (Cont.)

because they could be converted common stock at the option of the holder and therefore the redemption was not certain to occur. However, the series E redeemable convertible preferred stock was classified as temporary equity pursuant to SEC Accounting Series Release No. 268 (“ASR 268”) and EITF Topic No. D-98 (see also paragraph c below).

(4)	Series A-1 Convertible Preferred Stock - On April 16, 2007, the Company issued 2,068,966 shares of series A-1 convertible preferred stock (see also paragraph below). The shares of series A-1 convertible preferred stock have the following rights and privileges:

Voting - Holders of any series A-1 convertible preferred stock shall have voting rights on an as if converted basis.

Dividends - Holders of shares of series A-1 preferred stock are entitled to receive dividends on each share of preferred stock, which accrue at the rate of 5.7% in the first two years following April 16, 2007 and 6% per annum thereafter of its original issue price of $14.50, compounded quarterly (the “Dividend Preference Amount”). The Dividend Preference Amount accrues on each share of series A-1 convertible preferred stock and is cumulative from the date of issuance thereof, whether or not earned or declared.

Share conversion - Each share of series A-1 convertible preferred stock is convertible, at the option of the holder thereof, into such number of shares of common stock as is determined by dividing: (i) the original issue price plus the excess of the Dividend Preference Amount accrued during the first two years following the date of issuance over all previously paid dividends and management fees on such shares of preferred stock during such period by (ii) the conversion price, subject to adjustment upon dilutive events, when applicable.

Automatic share conversion - Each share of series A-1 convertible preferred stock shall automatically be converted into shares of common stock at the conversion price immediately upon the earlier of (i) affirmative vote of at least 66% of the preferred stockholders; or (ii) consummation of a Qualified IPO as defined in the Company’s certificate of incorporation (a “QIPO”). The conversion ratio is determined by (a) the original issue price ($14.50) plus the accrued dividend during the first 24 months after issuance; divided by (b) the original issue price ($14.50), subject to an adjustment upon dilutive event. In the event of a QIPO, each holder of shares of preferred stock will elect whether to convert its shares of preferred stock into (i) an amount in cash equal to the liquidation preference with respect to such shares or (ii) such number of shares of common stock into which such shares of preferred stock are then convertible

Liquidation - Upon liquidation of the Company each holder of shares of preferred stock is entitled to receive, prior and in preference to any distribution to holders of shares of common stock, an amount equal to: (i) the original issue price plus (ii) the excess of the Dividend Preference Amount accrued until such time over all previously paid dividends and management fees on such share of preferred stock.

EYEBLASTER INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 8:-	STOCKHOLDERS’ EQUITY (Cont.)

b.	Warrants:

The following table summarizes information regarding outstanding warrants to purchase common stock of the Company issued to service providers as of December 31, 2007:

Issuance date	Number of warrants	Class of shares	Exercise price per share	Exercisable through

January 2002	1,500	Common	$0.01	10 years
June 2002	14,000	Common	$1.21	The earlier of 10 years from the grant date or an IPO or sale of the assets or shares of the Company

	15,500

c.	On April 16, 2007, the Company entered into a Series A-1 Convertible Preferred Stock Purchase Agreement with several new investors, pursuant to which the Company issued 2,068,966 shares of series A-1 Convertible Preferred stock of $0.001 par value per share at a price per share of $14.50 for total consideration of $29,962, net of $38 issuance expenses. At closing of this investment round, the Company repurchased from certain of its stockholders 1,580,852 shares (“buy-back”) at a price per share equal to $14.50, for an aggregate amount of $22,922. Immediately prior to the investment round and as a condition to closing, all existing classes of convertible preferred stock of the Company not repurchased by the Company were converted into shares of the Company’s common stock on a 1:1 basis. The excess of the buy-back price over the fair market value of the converted preferred stock was accounted for as a deemed dividend of $3,469 under the provisions of EITF D-42, “The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock.” The excess of the buy-back price over the fair market value of the vested options was accounted for as stock based compensation expense of $343 in the statement of income under the provision of SFAS 123R. The fair value of the converted preferred stock as of April 16, 2007 was determined as $11.23 based on valuation using the income approach and option-pricing model.

d.	Stock options

The Company has reserved for issuance as stock options a total of 3,635,086 shares of common stock. As of December 31, 2007, an aggregate of 1,182,113 shares of common stock of the Company were still available for future grant. Any options, which are forfeited or not exercised before expiration, become available for future grants.

Options granted under the plan expire 10 years from the date of grant or upon termination of the optionee’s employment or other relationship with the Company. The options generally vest over a period of four years.

EYEBLASTER INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 8:-	STOCKHOLDERS’ EQUITY (Cont.)

The following table sets forth the total stock-based compensation expense resulting from stock options included in the consolidated statements of income.

	Year ended December 31,
	2005	2006	2007
Cost of revenues	$-	$2	$12
Research and development expenses	-	9	248
Selling and marketing expenses	-	76	362
General and administrative expenses	17	19	401

Total stock-based compensation expense	$17	$106	$1,023

The expected option term represents the period that the Company’s stock options are expected to be outstanding and was determined based on the simplified method permitted by SAB 107 as the average of the vesting period and the contractual term. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

A summary of employee option activity under the Company’s equity incentive plans as of December 31, 2007 and changes during the year ended December 31, 2007 are as follows:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (years)	Aggregate intrinsic value
Outstanding at January 1, 2007	1,516,530	$2.93	6.72
Granted	1,135,068	$11.30	8.61
Exercised	(164,813)	$1.15	4.33
Forfeited and cancelled	(231,522)	$5.02	7.02

Outstanding at December 31, 2007	2,255,263	$7.06	8.04	$9,495

Vested and expected to vest at December 31, 2007	1,744,911	$6.21	7.79	$8,800

Exercisable at December 31, 2007	939,124	$3.54	6.58	$7,233

The weighted-average grant-date fair value of options granted during the years ended December 31, 2007, 2006 and 2005 was $11.23, $5.06 and $3.97, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on December 31, 2007. This amount changes, based on the fair market value of the Company’s common stock. As of December 31, 2007, there was approximately $6,977 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company’s equity incentive plan. That cost is expected to be recognized over a weighted-average period of 3.5 years. Total grant-date fair value of vested options for the

EYEBLASTER INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 8:-	STOCKHOLDERS’ EQUITY (Cont.)

year ended December 31, 2007, was approximately $ 3,326. The total intrinsic value of options exercised during the years ended December 31, 2005, 2006, and 2007 was $97, $19 and $1,662, respectively.

The options outstanding under the Company’s equity incentive plan as of December 31, 2007, have been separated into ranges of exercise price as follows:

Ranges of exercise price	Options outstanding as of December 31, 2007	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2007	Weighted average exercise price of exercisable options

0.001	*) 157,379	3.81	0.001	157,379	0.001
0.01	191,647	4.19	0.01	189,919	0.01
2.70	173,725	6.65	2.70	160,820	2.70
3.87	18,820	7.08	3.87	16,802	3.87
4.00-4.25	293,197	0.57	4.04	167,248	4.20
5.10	308,862	8.79	5.10	107,786	5.10
11.30	1,111,633	9.61	11.30	139,170	11.30

	2,255,263			939,124

*)	In October 2001, the Company granted 157,379 fully vested options to purchase common stock of the Company, at an exercise price equal to the par value of the stock ($0.001).

EYEBLASTER INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 9:-	NET INCOME PER SHARE

The following table sets forth the computation of the basic and diluted earning per share:

1. Numerator:
	Year ended December 31,
	2005	2006	2007
Net income as reported	$2,742	$3,726	$7,359
Deduct:
Deemed dividend upon repurchase of preferred stock	-	-	(3,469)
Accretion of series A preferred stock dividend preference	(2)	(2)	(1)
Accretion of series B preferred stock dividend preference	(42)	(42)	(13)
Accretion of series C preferred stock dividend preference	(15)	(15)	(4)
Accretion of series D preferred stock dividend preference	(22)	(22)	(7)
Accretion of series E preferred stock dividend preference	(320)	(320)	(101)
Accretion of series A-1 preferred stock dividend preference	-	-	(432)

Numerator for basic net income per share of common stock	2,341	3,325	3,332
Add:
Series A preferred stock dividend preference	2	2	1
Series B preferred stock dividend preference	42	42	13
Series C preferred stock dividend preference	15	15	4
Series D preferred stock dividend preference	22	22	7
Series E preferred stock dividend preference	320	320	101
Series A-1 preferred stock dividend preference	-	-	432

Numerator for diluted net income per share of common stock	$2,742	$3,726	$3,890

2. Denominator:
	Year ended December 31,
	2005	2006	2007
	Number of shares
Weighted average number of shares of common stock	1,395,594	1,414,667	3,195,523

Denominator for basic income per share of common stock	1,395,594	1,414,667	3,195,523

Add:
Employee stock options and warrants	661,575	850,680	866,638
Series A preferred stock conversion	21,625	21,625	5,240
Series B preferred stock conversion	1,667,718	1,667,718	466,217
Series C preferred stock conversion	273,671	273,671	56,292
Series D preferred stock conversion	133,531	133,531	44,717
Series E preferred stock conversion	2,065,000	2,065,000	500,365
Series A-1 preferred stock conversion	-	-	1,470,845

Denominator for diluted income per share of common stock	6,218,714	6,426,892	6,605,837

EYEBLASTER INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 10:-	GEOGRAPHIC INFORMATION

The Company applies Statement of Financial Accounting Standard No. 131 “Disclosures about Segments of an Enterprise and Related Information.” The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business).

Revenues by geography are based on the address of the agency. The following tables set forth revenues and long-lived assets by geographic area:

	Year ended December 31,
	2005	2006	2007

United States	$11,638	$11,178	$12,777
Europe (excluding U.K. and France)	1,186	3,374	9,942
U.K.	3,271	6,131	9,251
France	636	2,442	4,898
Others	2,098	4,534	7,869

	$18,829	$27,659	$44,737

	Year ended December 31,
	2005		2006		2007

United States	$861		$460		$791
Europe	60		360		421
Israel	289		787		942
Other	-		26		58

	$1,210		$1,633		$2,212

Major customer’s data as a percentage of total revenues:

	Year ended December 31,
	2005		2006		2007

Customer A		*		*	19%

*        Less than 10%

NOTE 11:-	TRANSACTIONS AND BALANCES WITH RELATED PARTY

On April 16, 2007, the Company signed a management agreement with one of its stockholders pursuant to which such stockholder agreed to provide the Company with various management and consulting services. Under the terms of the management agreement, the Company pays the stockholder an annual management fee of $1,000. The stockholder is not entitled to any additional or other forms of consideration for its services. The management agreement terminates upon the earlier of two years after the date of agreement, or the closing of an initial public offering.

EYEBLASTER INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 11:-	TRANSACTIONS AND BALANCES WITH RELATED PARTY (Cont.)

The following transactions with the stockholder are included in the statements of income:

	Year ended December 31,
	2006	2007

General and administrative	$-	$745

Balances with the stockholder:
Other payables	$-	$250

NOTE 12:-	FINANCIAL INCOME, NET

	Year ended December 31,
	2005	2006	2007

Financial income:
Interest on bank deposits	$121	$211	$583
Foreign currency translation differences	252	753	1,289

	373	964	1,872

Financial expenses:
Interest and other bank charges	(47)	(20)	(31)
Foreign currency translation differences	(162)	(782)	(764)

	(209)	(802)	(795)

	$164	$162	$1,077

- - - - - - - - - -

                              Shares

Common Stock

PROSPECTUS

            , 2008

LEHMAN BROTHERS

DEUTSCHE BANK SECURITIES

UBS INVESTMENT BANK

PACIFIC CREST SECURITIES

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Amount To Be Paid
Registration fee	$4,519.50
FINRA filing fee	12,000
Nasdaq listing fee	*
Transfer agent’s fees	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Blue Sky fees and expenses	*
Miscellaneous	*

Total	$*

*	To be filed by amendment.

Each of the amounts set forth above, other than the Registration fee, the FINRA filing fee and the Nasdaq listing fee, is an estimate.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant’s amended and restated by-laws provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant’s amended and restated certificate of incorporation provides for such limitation of liability.

The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of Underwriting Agreement filed as Exhibit 1 to this Registration Statement provide for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

Since March 2005, the Registrant has sold the following securities without registration under the Securities Act of 1933, as amended (the “Securities Act”):

1.

On March 13, 2008, the Registrant granted options to purchase 421,164 shares of its common stock to certain of its current and prior employees and directors at an exercise price of $14.09 per share. These issuances are to be effected without registration under the Securities Act in reliance on the exemptions from registration provided pursuant to Rule 701 of the Securities Act, Section 4(2) of the Securities Act and Regulation S of the Securities Act.

2.	On April 16, 2007, the Registrant issued and sold 2,068,966 shares of Series A-1 Convertible Preferred Stock, $0.001 par value per share, of the Registrant at a price of $14.50 per share or an aggregate purchase price of $30 million to Sycamore Technologies Ventures L.P., an Israeli limited partnership. This transaction did not involve any underwriter and was effected without registration under the Securities Act in reliance on the exemption from registration provided under Section 4(2) of the Securities Act.

3.	On October 9, 2007, the Registrant granted options to purchase 1,135,068 shares of its common stock to certain of its current and prior employees and directors at an exercise price of $11.30 per share, none of which have been exercised. These issuances were effected without registration under the Securities Act in reliance on the exemptions from registration provided pursuant to Rule 701 of the Securities Act, Section 4(2) of the Securities Act and Regulation S of the Securities Act.

4.	On October 15, 2006, the Registrant granted options to purchase 363,000 shares of its common stock at an exercise price of $5.10 per share and 10,000 shares of its common stock at an exercise price of $2.70 per share to certain of its current and prior employees and directors, 2,427 of which have been exercised. These issuances were effected without registration under the Securities Act in reliance on the exemptions from registration provided pursuant to Rule 701 of the Securities Act, Section 4(2) of the Securities Act and Regulation S of the Securities Act.

5.	On December 29, 2005, the Registrant granted options to purchase 259,500 shares of its common stock at an exercise price of $4.25 per share and 5,000 shares of its common stock at an exercise price of $2.70 per share to certain of its current and prior employees and directors, 2,005 of which have been exercised. These issuances were effected without registration under the Securities Act in reliance on the exemptions from registration provided pursuant to Rule 701 of the Securities Act, Section 4(2) of the Securities Act and Regulation S of the Securities Act.

6.	On October 25, 2005, the Registrant granted options to purchase 54,000 shares of its common stock to certain of its current and prior employees and directors at an exercise price of $4.20 per share, none of which have been exercised. These issuances were effected without registration under the Securities Act in reliance on the exemptions from registration provided pursuant to Rule 701 of the Securities Act, Section 4(2) of the Securities Act and Regulation S of the Securities Act.

7.	On July 27, 2005, the Registrant granted options to purchase 68,500 shares of its common stock to certain of its current and prior employees and directors at an exercise price of $4.10 per share, none of which have been exercised. These issuances were effected without registration under the Securities Act in reliance on the exemptions from registration provided pursuant to Rule 701 of the Securities Act, Section 4(2) of the Securities Act and Regulation S of the Securities Act.

8.	On April 28, 2005, the Registrant granted options to purchase 90,500 shares of its common stock to certain of its current and prior employees and directors at an exercise price of $4.00 per share, 5,036 of which have been exercised. These issuances were effected without registration under the Securities Act in reliance on the exemptions from registration provided pursuant to Rule 701 of the Securities Act, Section 4(2) of the Securities Act and Regulation S of the Securities Act.

No underwriter or underwriting discount or commission was involved in any of the transactions set forth in Item 15. With respect to the issuances in transaction numbers 1, 3, 4, 5, 6, 7 and 8 set forth in this Item 15, the investors whose options were issued in reliance upon Section 4(2) of the Securities Act were all accredited investors within the meaning of Rule 215(d) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description
1.1	Form of Underwriting Agreement*
3.1	Form of Amended and Restated Certificate of Incorporation*
3.2	Form of Amended and Restated By-Laws*
4.1	Form of Common Stock Certificate*
5.1	Opinion of Davis Polk & Wardwell*

Exhibit Number	Description
10.1	Amended and Restated Registration Rights Agreement dated April 26, 2007, between Eyeblaster, Inc. and the Investors named therein#
10.2	Series A-1 Convertible Preferred Stock Purchase Agreement dated April 16, 2007, between Eyeblaster, Inc. and Sycamore Technologies Ventures L.P.#
10.3	Amended and Restated Management Agreement, effective as of April 26, 2007, between Eyeblaster, Inc. and Sycamore Technologies Ventures L.P.*
10.4	Form of Stock Repurchase Agreement, dated March – June 2007, between Eyeblaster, Inc. and certain of its common stockholders
10.5	Form of Stock Repurchase Agreement, dated March – June 2007, between Eyeblaster, Inc. and certain of its preferred stockholders
10.6	Form of Waiver and Consent between Eyeblaster, Inc., and certain of its stockholders#
10.7	Akamai Terms and Conditions and Addendum dated November 9, 2007, between Akamai Technologies Inc. and Eyeblaster, Inc.†#
10.8	AT&T Master Agreement dated July 29, 2005, between Eyeblaster, Inc. and AT&T Corp.
10.9	Stock Option and Incentive Plan#
10.10	Form of Option Agreement*
10.11	Form of Director Indemnification Agreement between Eyeblaster, Inc. and each of its directors#
10.12	Employment Agreement between Eyeblaster Ltd. and Gal Trifon*
10.13	Letter Agreement between Eyeblaster, Inc. and Michael J. Kelly*
10.14	Letter Agreement between Eyeblaster, Inc. and Sarit Firon*
10.15	Employment Agreement between Eyeblaster Ltd. and Joe Girling*
10.16	Letter Agreement between Eyeblaster, Inc. and Yoav Arnstein*
10.17	Employment Agreement between Eyeblaster Ltd. and Nir Yaron*
10.18	Employment Agreement between Eyeblaster Ltd. and Ofer Zadikario*
10.19	Form of Non-Competition and Non-Disclosure and Developments Agreement between Eyeblaster, Inc. and certain of its executive officers
10.20	Letter Agreement (Warrant), dated October 3, 2001, between Gal Trifon, Eyeblaster Ltd. and Eyeblaster, Inc.
10.21	Letter Agreement (Warrant), dated October 4, 2001, between Ofer Zadikario, Eyeblaster Ltd. and Eyeblaster, Inc.#
21.1	Subsidiaries of the Registrant#
23.1	Consent of Kost, Forer Gabbay and Kasierer, a member of Ernst & Young Global
23.2	Consent of BDO Ziv Haft Consulting and Management Ltd.
23.3	Consent of Davis Polk & Wardwell (included in Exhibit 5.1)*
24.1	Power of Attorney (included on signature page on the initial filing)#

*	To be filed by amendment.
#	Previously filed.
†	Confidential treatment requested.

(b) No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings

The undersigned hereby undertakes:

(a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 18th day of April, 2008.

EYEBLASTER, INC.

By:	/S/ GAL TRIFON
Name: Gal Trifon
Title: Chief Executive Officer, President and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ GAL TRIFON Gal Trifon	Chief Executive Officer, President and Director (principal executive officer)	April 18, 2008

/S/ SARIT FIRON Sarit Firon	Chief Financial Officer (principal financial officer and principal accounting officer)	April 18, 2008

* Michael J. Kelly	Chairman and Director	April 18, 2008

* Ofer Zadikario	Director	April 18, 2008

* Deven Parekh	Director	April 18, 2008

* Eli Barkat	Director	April 18, 2008

* Jonathan Kolber	Director	April 18, 2008

* Guy Gamzu	Director	April 18, 2008

*By:	/S/ GAL TRIFON
Gal Trifon
Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement*
3.1	Form of Amended and Restated Certificate of Incorporation*
3.2	Form of Amended and Restated By-Laws*
4.1	Form of Common Stock Certificate*
5.1	Opinion of Davis Polk & Wardwell*
10.1	Amended and Restated Registration Rights Agreement dated April 26, 2007, between Eyeblaster, Inc. and the Investors named therein#
10.2	Series A-1 Convertible Preferred Stock Purchase Agreement dated April 16, 2007, between Eyeblaster, Inc. and Sycamore Technologies Ventures L.P.#
10.3	Amended and Restated Management Agreement, effective as of April 26, 2007, between Eyeblaster, Inc. and Sycamore Technologies Ventures L.P.*
10.4	Form of Stock Repurchase Agreement, dated March – June 2007, between Eyeblaster, Inc. and certain of its common stockholders
10.5	Form of Stock Repurchase Agreement, dated March – June 2007, between Eyeblaster, Inc. and certain of its preferred stockholders
10.6	Form of Waiver and Consent between Eyeblaster, Inc., and certain of its stockholders#
10.7	Akamai Terms and Conditions and Addendum dated November 9, 2007, between Akamai Technologies Inc. and Eyeblaster, Inc.†#
10.8	AT&T Master Agreement dated July 29, 2005, between Eyeblaster, Inc. and AT&T Corp.
10.9	Stock Option and Incentive Plan#
10.10	Form of Option Agreement*
10.11	Form of Director Indemnification Agreement between Eyeblaster, Inc. and each of its directors#
10.12	Employment Agreement between Eyeblaster Ltd. and Gal Trifon*
10.13	Letter Agreement between Eyeblaster, Inc. and Michael J. Kelly*
10.14	Letter Agreement between Eyeblaster, Inc. and Sarit Firon*
10.15	Employment Agreement between Eyeblaster Ltd. and Joe Girling*
10.16	Letter Agreement between Eyeblaster, Inc. and Yoav Arnstein*
10.17	Employment Agreement between Eyeblaster Ltd. and Nir Yaron*
10.18	Employment Agreement between Eyeblaster Ltd. and Ofer Zadikario*
10.19	Form of Non-Competition and Non-Disclosure and Developments Agreement between Eyeblaster, Inc. and certain of its executive officers
10.20	Letter Agreement (Warrant), dated October 3, 2001, between Gal Trifon, Eyeblaster Ltd. and Eyeblaster, Inc.
10.21	Letter Agreement (Warrant), dated October 4, 2001, between Ofer Zadikario, Eyeblaster Ltd. and Eyeblaster, Inc.#
21.1	Subsidiaries of the Registrant#
23.1	Consent of Kost, Forer Gabbay and Kasierer, a member of Ernst & Young Global

23.2	Consent of BDO Ziv Haft Consulting and Management Ltd.

23.3	Consent of Davis Polk & Wardwell (included in Exhibit 5.1)*

24.1	Power of Attorney (included on signature page on the initial filing)#

*	To be filed by amendment.
#	Previously filed.
†	Confidential treatment requested.